Exhibit 99.1a
2022 Annual Report Rooted in Science, Inspired by Patients CVR No. 21 02 38 84 Genmab A/S Kalvebod Brygge 43 1560 Copenhagen V Denmark

2 Genmab | 2022 Annual Report | Management’s Review Table of Contents Management’s Review Financial Statements Other Information Management’s Review 4 Our Vision 5 Chair’s Statement 7 Letter from the CEO 9 2022 at a Glance 10 Consolidated Key Figures 11 2023 Outlook 12 Our Strategy 13 Who We Are 14 Business Model 15 Research and Development Capabilities 16 Enhancing Commercialization Capabilities to Bring Our Innovations to Patients 17 Antibody Discovery and Development 18 Products and Technologies 43 Corporate Social Responsibility and Sustainability Commitments 46 Genmab’s Task Force on Climate-related Financial Disclosures 49 Stakeholder Engagement 51 Human Capital Management 52 Financial Review 60 Risk Management 65 Enterprise Risk Management 66 Corporate Governance 68 Board of Directors 71 Senior Leadership 73 Shareholders and Share Information Financial Statements 76 Financial Statements for the Genmab Group 116 Financial Statements of the Parent Company 132 Directors’ and Management’s Statement on the Annual Report 133 Independent Auditor’s Reports Other Information 137 Glossary 138 Forward-looking Statement 139 Contact Information Table of Contents Our Reporting Suite 2022 Corporate Responsibility Report (https://ir.genmab.com/static-files/ 72218610-90a6-4fd3-a76a-d4a7c9c6ef01) 2022 Corporate Governance Report 2022 Compensation Report Our Corporate Responsibility, Corporate Governance and Compensation Reports for 2022 can be found on our website, Genmab.com.

Management’s Review Table of Contents Financial Statements Other Information 3 Genmab | 2022 Annual Report | Management’s Review Management’s Review

4 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Table of Contents Management’s Review By 2030, our KYSO (knock-your-socks-off) antibody medicines are fundamentally transforming the lives of people with cancer and other serious diseases. Our 2030 Vision Our Core Purpose Supporting our 2030 Vision is our core purpose—our unstoppable team will improve the lives of patients through innovative and differentiated antibody therapeutics.

Financial Statements Other Information Management’s Review Table of Contents 5 Genmab | 2022 Annual Report | Management’s Review Chair’s Statement Deirdre P. Connelly Board Chair Dear Shareholder, At Genmab, we strive to be innovative and forward-thinking in everything we do, not just in our approach to discovering and developing differentiated antibody therapeutics. As a result, in 2022 the unstoppable team at Genmab built on our already solid foundation with progress throughout our business. Commitment to Sustainability and the Environment Over the past year, we continued our business-driven corporate responsibility strategy with an emphasis on measuring our carbon footprint, setting climate ambitions and targets, and improving our climate-related disclosures. We remained committed to our three previously selected United Nations Sustainable Development Goals (UNSDGs), and added an additional UNSDG, Goal 13: Climate Action. We are also dedicated to transparency and the continued improvement of our climate disclo-sures. We have included in our Annual Report our disclosures in accordance with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. In addition, we have an intention to commit to a climate target to reduce our greenhouse gas (GHG) emissions in line with the Paris Agreement. Because of our focus on sustainability, Genmab scores well on external benchmarking for environmental, social and governance (ESG) and we continually seek ways to improve and remain compliant with existing and new requirements. In 2023, we At Genmab, we strive to be innovative and forward-thinking in everything we do, not just in our approach to discovering and developing differentiated antibody therapeutics.

6 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Table of Contents Management’s Review Chair’s Statement will continue our commitment to environmental responsibility and sustainability and will look for opportunities to further integrate this commit-ment into our business. I encourage you to read our 2022 Corporate Responsibility Report for more information. Experienced Leadership In 2022, we further strengthened our Senior Leadership team with the appointments of Birgitte Stephensen to Chief Legal Officer and Chris Cozic to Chief People Officer. Both leaders have experi-ence in their fields, within and outside of Genmab. Birgitte Stephensen joined Genmab in 2002 and previously served as Genmab’s Senior Vice President, Intellectual Property Rights and Legal. Chris Cozic joined Genmab in 2017 and most recently served as Senior Vice President, Global Human Resources. We also saw a change to our Board of Directors with the election of Elizabeth O’Farrell at Genmab’s 2022 Annual General Meeting. During her 24-year career at Eli Lilly, Ms. O’Farrell served as CFO of some of the company’s largest businesses, including as Head of Global Finance Operations. She has solid financial experience including strategic, operational and financial decision-making and reporting across the value chain as well as expertise in driving global change initiatives. On behalf of the Board of Directors, I would like to thank Genmab’s dedicated team members, CEO Jan van de Winkel and the entire global leadership team for their inspiration and extraordinary leadership as well as our shareholders for their continued support. Sincerely, Deirdre P. Connelly Board Chair Over the past year, we continued to focus on our business-driven corporate responsibility strategy with an emphasis on measuring our carbon footprint, setting climate ambitions and targets, and improving our climate-related disclosures.

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Letter from the CEO



Jan van de Winkel, Ph.D.
President &
Chief Executive Officer

We believe that with our unstoppable team we can improve the lives of patients through innovative and differentiated antibody therapeutics.

Dear Shareholder,

A Successful Strategy

When I became CEO of Genmab in 2010 there was an imperative to outline a new strategy—one that would reposition the company to become financially sustainable and allow us to invest in our world-class antibody products and technologies. That three-pronged strategy—to turn science into medicine, build a profitable and successful biotech and focus on our core competence—led quickly to success. Just two years after we unveiled this strategy, we entered into two agreements with Janssen Biotech, Inc. (Janssen) that subsequently resulted in multiple approved medicines: DARZALEX® (daratumumab) and DARZALEX *FASPRO*® (daratumumab and hyaluronidase-fihj) and the first approved DuoBody®-based antibody therapies RYBREVANT® (amivantamab) and TECVAYLI® (teclistamab). There is potential for an additional DuoBody-based medicine from this collaboration, as Janssen submitted a Biologics License Application (BLA) in December to the U.S. Food and Drug Administration (U.S. FDA) for talquetamab.

The approved medicines form part of the recurring revenue streams that we use to invest back into our company's pipeline, technology and people. The results of this investment were on display in 2022. We celebrated the first full year of Genmab's first approved medicine, Tivdak® (tisotumab vedotin-tftv), co-developed with Seagen Inc. (Seagen), being available for certain cervical cancer patients in the U.S. We submitted applications for our own DuoBody-based investigational medicine, epcoritamab, for approval in the U.S. and Japan and our partner AbbVie Inc. (AbbVie) followed suit in Europe. We expanded and advanced our clinical and pre-clinical portfolios, including an expansion of our successful collaboration with BioNTech SE (BioNTech), and we further scaled our organization to be aligned

7 Genmab | 2022 Annual Report | Management's Review

8 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Table of Contents Management’s Review with our portfolio growth and potential future product launches. A Vision Rooted in Science, Inspired by Patients Soon after we launched our successful strategy, we articulated an ambitious vision for the company—that by 2025, our own product has transformed cancer treatment, and we have a pipeline of KYSO antibodies. To support this vision, we outlined how we would build our capa-bilities and teams, and we aligned on a series of goals and milestones that we committed to reaching by 2025. These ambitious goals were a roadmap to becoming the company that we knew we could be. I am proud that we have met most of those goals and many more are within reach, giving us an extremely solid foundation on which to continue to build Genmab. With these achieve-ments, we felt that it was time to look beyond our 2025 Vision to continue impacting the lives of patients and the healthcare community into the future. Together with members of Genmab’s leadership team and colleagues throughout the organization, we discussed what would make us feel proud in 2030. We have captured our aspi-rations for the future with a new vision, that by 2030, our KYSO antibody medicines are funda-mentally transforming the lives of people with cancer and other serious diseases. Our 2030 Vision is not a reimagining of what Genmab is, but a bold expansion of what Genmab can be and how our unstoppable team aspires to use our innovation in antibody therapeutics to fundamentally transform the lives of patients. We know that our antibody know-how, assets and technologies can be applied to diseases outside cancer—the approvals of Novartis AG (Novartis)’s Kesimpta® (ofatumumab) in relapsing multiple sclerosis (RMS) and Horizon Therapeutics, plc (Horizon)’s TEPEZZA® (teprotumumab-trbw) in thyroid eye disease (TED) are proof of this. While we will continue to create and develop new treatment concepts in oncology, we will apply a rigorous approach in identifying areas outside of oncology where our science and expertise may potentially make the biggest difference for patients, with the ultimate goal of improving the lives of as many people as possible. An Unstoppable Team, a KYSO Future As a co-founder of Genmab, I am extremely motivated by the progress we have made, both since I became CEO and over the past year. As a scientist and immunologist, I am truly excited by the potential of our antibodies and by the possibilities for Genmab in 2023, 2030 and beyond. I can say with confidence that this is not my story alone or the story of our global leadership team — it is the story of our talented and unstoppable Genmab team, of our collaboration partners who believe in the power of antibody therapies, of our supportive Board of Directors, the patients who participate in our clinical trials and their families, the investigators who help us trailblaze innovations, and our shareholders Letter from the CEO who believe in our vision. We are at the beginning of a fantastic KYSO future that we are creating together, and I thank you for your continued support. Sincerely yours, Jan van de Winkel, Ph.D. President & Chief Executive Officer Our 2030 Vision is not a reimagining of what Genmab is, but a bold expansion of what Genmab can be.

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2022 at a Glance

Operational

- **U.S. FDA granted orphan-drug designation** to epcoritamab for the treatment of follicular lymphoma (FL)
- **Publication by Genmab and collaboration partner AbbVie** of topline results from the large B-cell lymphoma (LBCL) cohort of the pivotal EPCORE™ NHL-1 epcoritamab study
- **New Phase 3 study** for epcoritamab initiated
- **Regulatory submissions** for subcutaneous (SC) epcoritamab in the U.S. and Japan by Genmab and in Europe by AbbVie
- **Epcoritamab BLA accepted** for Priority Review by the U.S. FDA with a Prescription Drug User Fee Act (PDUFA) target action date of May 21, 2023
- **Epcoritamab Marketing Authorization Application** (MAA) validated by the European Medicines Agency (EMA)
- **First full year of Tivdak**, co-development with Seagen, available for certain cervical cancer patients in the U.S.
- **Continued development** of commercialization capabilities and Genmab's broader organizational infrastructure with the addition of 448 new colleagues
- **Expansion of global strategic collaboration** with BioNTech, including investigational medicine HexaBody®-CD27 (GEN1053/BNT313)
- **Second DuoBody-based medicine to receive regulatory approval:** Janssen's TECVAYLI

Financial

DKK
194B
2022 year-end market cap

DKK
14,595M
2022 revenue

DKK
8,238M
2022 operating expenses
68% invested in research and development (R&D)

Operating Profit
(DKK million)


1,380
2,638
6,313
3,018
6,357
2018
2019
2020
2021
2022

2020 Operating Profit impacted by one-time AbbVie upfront payment.

Liquidity and Capital Resources

DKK
12,431M
Marketable securities

DKK
9,893M
Cash and cash equivalents

DKK
27,441M
Shareholders' equity

9 Genmab | 2022 Annual Report | Management's Review

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Consolidated Key Figures

(DKK million)	2018*	2019	2020	2021	2022
Income Statement					
Revenue	3,025	5,366	10,111	8,482	14,595
Research and development expenses	(1,431)	(2,386)	(3,137)	(4,181)	(5,562)
Selling, general and administrative expenses	(214)	(342)	(661)	(1,283)	(2,676)
Operating expenses	(1,645)	(2,728)	(3,798)	(5,464)	(8,238)
Operating profit	1,380	2,638	6,313	3,018	6,357
Net financial items	232	221	(409)	965	678
Net profit	1,472	2,166	4,758	3,008	5,522
Balance Sheet					
Marketable securities	5,573	7,419	8,819	10,381	12,431
Cash and cash equivalents	533	3,552	7,260	8,957	9,893
Total non-current assets	1,028	1,183	2,352	1,891	1,901
Total assets	8,461	15,144	21,143	24,627	30,278
Shareholders' equity	8,014	14,048	19,121	22,196	27,441
Share capital	61	65	66	66	66
Cash Flow Statement					
Cash flow from operating activities	1,015	1,326	6,433	2,228	3,912
Cash flow from investing activities	(1,778)	(1,983)	(2,351)	(961)	(2,761)
Cash flow from financing activities	(71)	3,660	71	(420)	(789)
Investments in intangible and tangible assets	(478)	(111)	(307)	(252)	(317)
Financial Ratios and Other Information					
Basic net profit per share	24.03	34.40	73.00	46.00	84.45
Diluted net profit per share	23.73	34.03	72.21	45.54	83.65
Year-end share market price	1,067.50	1,481.50	2,463.00	2,630.00	2,941.00
Price/book value	8.19	6.85	8.50	7.82	7.07
Shareholders' equity per share	130.32	216.12	289.71	336.30	415.77
Equity ratio	95%	93%	90%	90%	91%
Shares outstanding	61,497,571	65,074,502	65,545,748	65,718,456	65,961,573
Average number of employees (FTE)**	313	471	656	1,022	1,460
Number of employees (FTE) at year-end	377	548	781	1,212	1,660

*Prior period amounts have not been adjusted under the modified retrospective method to adopt International Financial Reporting Standards (IFRS) 16 as of January 1, 2019

**Full-time equivalent (FTE) or team members

Revenue
(DKK million)


2022 14,595
2021 8,482
2020 10,111
2019 5,366
2018 3,025

Operating Expenses
(DKK million)


R&D
SG&A*
2022 5,562 2,676 8,238
2021 4,181 1,283 5,464
2020 3,137 661 3,798
2019 2,386 342 2,728
2018 1,431 214 1,645

FTE at Year End
FTE


2022 1,660
2021 1,212
2020 781
2019 548
2018 377

*Selling, general, and administrative expenses

10 Genmab | 2022 Annual Report | Management's Review

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2023 Outlook

(DKK million)	2023 Guidance	2022 Actual Result
Revenue	14,600–16,100	14,595
Operating expenses	(9,800)–(10,600)	(8,238)
Operating profit	3,900–6,200*	6,357

*Operating profit does not sum due to rounding

Revenue

Genmab expects its 2023 revenue to be in the range of DKK 14,600–16,100 million, compared to DKK 14,595 million in 2022. Our revenue in 2022 was driven primarily by DARZALEX royalties due to the continued strong growth of DARZALEX net sales, favorable exchange rate movements between the USD and DKK and the positive impact of applying the DARZALEX contractual annual Currency Hedge Rate.

Genmab's projected revenue growth for 2023 is driven by recurring revenues related to DARZALEX, TEPEZZA and Kesimpta royalties from net sales growth, partly offset by negative exchange rate movements between the USD and DKK due to a lower assumed USD/DKK exchange rate.

Genmab's projected revenue for 2023 primarily consists of DARZALEX royalties of DKK 10,400–11,100 million. Such royalties are based on estimated DARZALEX 2023 net sales of USD 9.4–10.0 billion compared to actual net sales in 2022 of approximately USD 8.0 billion. DARZALEX royalties are partly offset by Genmab's share of Janssen's royalty payments to Halozyme Therapeutics, Inc. (Halozyme) in connection with SC net sales. The remainder of Genmab's revenue consists of increasing royalties from TEPEZZA, Kesimpta, RYBREVANT and TECVAYLI, reimbursement revenue, milestones including those for epcoritamab and collaboration revenue with Seagen for Tivdak.

Operating Expenses

Genmab anticipates its 2023 operating expenses to be in the range of DKK 9,800–10,600 million, compared to DKK 8,238 million in 2022. The growth in operating expenses is to support Genmab's continued portfolio advancement and investing for future product launches, including epcoritamab.

Operating Profit

Genmab expects our operating profit to be in the range of DKK 3,900–6,200 million in 2023, compared to DKK 6,357 million in 2022.

Outlook: Risks and Assumptions

In addition to factors already mentioned, the estimates above are subject to change for numerous reasons including but not limited to: the achievement of certain milestones associated with Genmab's collaboration agreements; the timing and variation of development activities (including activities carried out by Genmab's collaboration partners) and related income and costs; DARZALEX, DARZALEX *FASPRO*, Kesimpta, TEPEZZA, RYBREVANT and TECVAYLI net sales and royalties paid to Genmab; changing rates of inflation; and currency exchange rates (the 2023 guidance assumes a USD/DKK exchange rate of 6.8). The financial guidance assumes that no significant new agreements are entered into during 2023 that could materially affect the results. Additionally, depending on trends related to the coronavirus and future variants, the COVID-19 pandemic could potentially have a material adverse impact on Genmab's business and financial performance, including clinical trials, projected regulatory approval timelines, supply chain and revenues, and cause Genmab's actual results to differ materially from 2023 Guidance and Key 2023 Priorities in this annual report.

While global health authorities and global vaccination efforts alleviated some of the adverse impacts of the COVID-19 pandemic, should the global outbreak of COVID-19 persist, it may have long-term impacts on the development, regulatory approval and commercialization of Genmab's investigational medicines and on net sales of approved medicines created by Genmab or that leverage Genmab's DuoBody technology, which are developed and marketed by Genmab or Genmab's collaboration partners. The factors discussed above, as well as other factors that are currently unforeseeable, may result in further and other unforeseen material adverse impacts on Genmab's business and financial performance, including on the sales of Tivdak and on the net sales of DARZALEX, Kesimpta, TEPEZZA, RYBREVANT and TECVAYLI by Genmab's collaboration partners and on Genmab's royalties, collaboration revenue and milestone revenue therefrom.

11 Genmab | 2022 Annual Report | Management's Review

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Our Strategy

Business Strategy	Priorities in 2022	Priorities for 2023	Link to Risk
Build a profitable and successful biotech — Maintain a flexible and capital-efficient model — Maximize relationships with partners — Retain ownership of select products	**Further scale organization aligned with growing product portfolio and brand needs** — Further scale organization aligned with differentiated antibody product portfolio growth and future launches — Use solid financial base to grow and broaden antibody product and technology portfolio	**Invest in our people and culture** — Further scale organization aligned with differentiated antibody product portfolio growth and future launches **Become a leading integrated biotech innovation powerhouse** — Use solid financial base to grow and broaden antibody product and technology portfolio	Please refer to the risks included in this Annual Report.
Focus on core competence — Identify the best disease targets — Develop unique first-in-class or best-in-class antibodies — Develop next-generation technologies	**Growth and development of differentiated early-stage product candidates** — DuoBody-PD-L1x4-1BB[1] & DuoBody-CD40x4-1BB[1] — Data from clinical expansion cohorts to progress to next steps — Expand and advance proprietary clinical product portfolio	**Build a world-class differentiated pipeline** — DuoBody-PD-L1x4-1BB — Establish proof of concept data in solid tumor indication — DuoBody-CD40x4-1BB — Establish efficacy and safety data in solid tumor indication — Progress towards late-stage clinical development — Expand and advance proprietary clinical product portfolio	Please refer to the risks included in this Annual Report.
Turn science into medicine — Create differentiated antibody therapeutics with significant commercial potential	**Broad and rapid development of late-stage clinical pipeline and further build U.S. country organization** — Epcoritamab[2] — Expand clinical development program with multiple Phase 3 trials initiated and submission of first BLA (subject to supportive U.S. FDA feedback) — Tivdak[3] — Establish Tivdak as a clear choice for second-line (2L) + recurrent or metastatic cervical cancer patients — Broaden clinical development program including Phase 2 evaluation of combination therapy in earlier line treatment for cervical cancer and other solid tumors	**Bring our own medicines to patients** — Epcoritamab — Launch in relapsed/refractory diffuse large B-cell lymphoma (DLBCL)[4] — Submit a supplemental BLA (sBLA)[5] — Broaden clinical development program — Tivdak — Progress successful uptake in 2L+ recurrent or metastatic cervical cancer patients — Progress clinical development program	Please refer to the risks included in this Annual Report.

CSR Strategy	Priorities in 2022	Priorities for 2023	Link to Risk
Commitment to our business-driven Corporate Social Responsibility (CSR) strategy, which focuses on four pillars: — Science-driven health innovations for patients — Employee well-being and vitality — Ethics and transparency — Environmental and community sustainability	— Continue strong commitment to being a responsible and sustainable biotech — Look for opportunities to further integrate ESG into our strategic planning and risk management processes — Monitor ESG matters of relevance to our business operations — Establish clear goals to measure our performance — Establish climate ambitions, targets, and emissions reductions and integrate climate-related financial risks into Genmab's Enterprise Risk Management (ERM) program	— Continue strong commitment to being a sustainable and responsible company — Further integrate ESG into our strategic planning, operations and risk management processes — Further formalize total CO_2 emissions mapping — Further define and communicate Genmab's commitment to successfully attract, motivate, retain and reward top talent — Enhance Diversity, Equity and Inclusion (DE&I) processes and efforts — Monitor regulatory landscape and prepare for new ESG-related reporting requirements	Please refer to the risks included in Genmab's 2022 Corporate Responsibility report, https://ir.genmab.com/static-files/72218610-90a6-4fd3-a76a-d4a7c9c6ef01

1. Co-development with BioNTech; 2. Co-development with AbbVie; 3. Co-development with Seagen; 4. Subject to regulatory approvals; 5. Subject to supportive U.S. FDA feedback

12 Genmab | 2022 Annual Report | Management's Review

13 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Management’s Review Table of Contents Who We Are Genmab’s Growing Organization and Growing Presence Our Core Values In our quest to turn science into medicine, we use these guideposts to transform the future of cancer treatment: • Passion for innovation • Determination—being the best at what we do • Integrity—we do the right thing • We work as one team and respect each other Princeton, USA – Translational Research – Development – U.S. Market Operations – Corporate Functions Utrecht, NL – Research – Translational Research – Antibody Product Creation – Corporate Functions Copenhagen, DK – Headquarters – Chemistry, Manufacturing and Controls (CMC) Operations – Clinical Operations – Corporate Functions Tokyo, JP – Japan Clinical Operations – Japan Market Operations – Corporate Functions Our Key Accomplishments Each of our achievements stands as evidence of our unyielding determination, including: • Tivdak, Genmab’s first approved medicine, co-developed and co-promoted in the U.S. in partnership with Seagen • Five medicines that were created by Genmab, or that leverage Genmab’s DuoBody technology, are being developed and marketed by global pharmaceutical and biotechnology companies • Inventors of four proprietary antibody technologies • Growing proprietary clinical programs • Pioneers of a robust pre-clinical pipeline • Forty investigational new drug applications (INDs) filed by Genmab and/or partners, based on Genmab’s innovations and technology, since 1999 • World-class team with deep antibody know-how, and R&D and commercial expertise • Partnerships with industry leaders and innovators • Solid financial foundation • Building and expanding our capabilities with more than 1,600 team members across our international locations

14 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Table of Contents Management’s Review Our Strengths and Differentiators The Value We Create for Stakeholders Building a Fully Integrated Biotech Innovation Powerhouse World-class antibody biology knowledge and deep insight into disease targets Discovery and development engine with proprietary technologies that allow us to build a world-class pipeline In-house expertise with a solid track record of building successful strategic partnerships Robust pipeline of potential best-in-class and first-in-class therapies Experienced, diverse leadership team Business Model At Genmab, we have built a profitable and successful biotech that creates value for our stakeholders. Patients 25 Ongoing or announced clinical trials with Genmab owned (≥50%) products Our People >448 New full-time jobs created in 2022 Investors 12% Increase in market capitalization in 2022 Collaborations Research agreements and collaborations in place across innovation ecosystem of pharma, biotech and academia Team: Flexible and adaptive infrastructure Strong Financials: Growing recurring revenues and focused investments Collaboration: Across innovation ecosystem of pharma, biotech and academia, drives our business forward Translational Research and Data Science: Key to accelerating development and ensuring the right therapies get to the right patients Research Track record of success and investing for tomorrow Development Scaling up capabilities to expand from early- to late-stage development Commercialization Building the next step in our evolution Enabling Functions: Supporting growth and managing risk

Table of Contents | Management's Review | Financial Statements | Other Information

Research and Development Capabilities

Inspired by Nature

At Genmab, we are inspired by nature and understand how antibodies work. We are deeply knowledgeable about antibody biology and our scientists harness this expertise to create and develop differentiated investigational antibody medicines. We utilize a sophisticated and highly automated process to efficiently generate, select, produce and evaluate human antibody-based products. Our teams have established a fully integrated R&D enterprise and streamlined process to coordinate the activities of antibody product discovery, pre-clinical testing, manufacturing, clinical trial design and execution, and regulatory submissions across Genmab's international operations. Through our expertise in antibody drug development, we pioneer technologies that allow us to create differentiated and potentially first-in-class or best-in-class investigational medicines with the potential to improve patients' lives. Our antibody expertise has enabled us to create our cutting-edge technology platforms: DuoBody, HexaBody, DuoHexaBody® and HexElect®.

To connect patients with the right medicine at the right dose, we are also transforming Genmab; building on our world-class research in antibodies to expand our capabilities beyond the lab. We have expanded our scientific focus to use data science and artificial intelligence to aid in the discovery of new targets and biomarkers and bolster our in-depth translational medicine laboratory capabilities.

Sustainable and State-of-the-Art Facilities

The Netherlands

Genmab's discovery and pre-clinical research is conducted at our R&D Center in Utrecht, the Netherlands, one of the first Building Research Establishment Environmental Assessment Method (BREEAM) Excellent laboratory buildings in the Netherlands. The R&D Center is located in close proximity to other life sciences companies and a world-class research university. It houses state-of-the-art laboratories including an advanced robotics lab, a modern auditorium, science café, and innovative brainstorming and meeting rooms. The space provides a bright, open and collaborative atmosphere to enable the Genmab team to continue to innovate and find new ways to help patients.

To accommodate Genmab's growth, we will occupy most of the new "Accelerator" multi-tenant building, connected directly to the Genmab R&D Center. It is designed to achieve the same BREEAM Excellent high sustainability standard. Expansion into this building, which will contain both offices and laboratories, is expected in 2023.

United States

Genmab opened its new U.S. facility in 2020. This space, modeled on the open and collaborative spirit of the R&D Center in Utrecht, includes both offices and laboratories. The U.S. translational research laboratories allow Genmab to expand our translational pre-clinical and clinical drug development research expertise and are part of the strategic growth of the Company. As with the construction and design of our Utrecht facilities, our U.S. office and laboratories were designed and built with sustainability in mind and meet the requirements for Leadership in Energy and Environmental Design (LEED) Gold certification for sustainable design features. Additionally, 75% of the construction waste created when building out the facility was recycled, rather than being sent to a landfill.

As Genmab continues to grow our geographical footprint, we will endeavor to do so with minimal impact to the environment and with sustainability as a key area of focus.



15 Genmab | 2022 Annual Report | Management's Review

Financial Statements Other Information Table of Contents Management’s Review 16 Genmab | 2022 Annual Report | Management’s Review Enhancing Commercialization Capabilities to Bring Our Innovations to Patients Our 2030 Vision is for Genmab’s KYSO antibody medicines to fundamentally transform the treatment of cancer and other serious diseases. We are becoming an integrated end-to-end biotech innovation powerhouse that discovers, develops, and delivers next-generation antibody-based medicines to patients. Through the addition of key talent and the purposeful and strategic growth of our capabilities, we have never been in a better position to achieve our Vision. Key to our ability to bring our medicines to patients is commercialization. Over the past few years, we have made tremendous progress in building and establishing this important capability, first in the U.S. and Japan, through a disciplined and integrated approach. • In the third quarter of 2021, together with our partner Seagen, we launched our first marketed medicine, Tivdak, in the U.S. Since its launch, Tivdak is on the way to becoming the clear second-line choice for women with recurrent or metastatic cervical cancer with more than 900 women estimated to have received treatment as of December 2022. • We continue to expand our capabilities as we prepare for the potential launch of epcoritamab in the U.S. and Japan, pending regulatory approvals, by deepening our talent base, focusing on impactful approaches and optimal access for all appropriate patients. • Our commercialization team is anchored in highly experienced leaders and teams across functions: medical affairs, marketing, market access, insights and analytics as well as field-based teams in the U.S. to ensure the best possible experience for care teams and their patients treated with our medicines. • We have built a global commercial team to help shape our development and go-to-market strategy in close partnership with R&D. Building a deep understanding of the potential and evolution of markets/segments will help ensure a thoughtful approach to advancing our pipeline. At Genmab, commercialization is an integrated approach guided by our commitment to the patients we serve; everyone doing their part to ensure patients get the most from our next-generation differentiated antibody-based medicines.

17 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Management’s Review Table of Contents We are experts in antibody discovery and development. Our appreciation for, and understanding of, the power of the human immune system gives us a unique perspective on how to respond to the constant challenges of oncology drug development. We entered a new chapter with the commercialization and launch of our first medicine, co-owned with Seagen, in 2021, and we are preparing for the potential launch of our second medicine in 2023 under our collaboration with AbbVie. Antibody Discovery and Development Target Antibody Format Indication T1/2 Antibody-Drug Conjugate/ Immunocytokine Designer Polyclonals/ Bispecifics Half-Life Extended/Inert/ Fc-Enhanced/Isotypes

18 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Table of Contents Management’s Review At the end of 2022, Genmab’s proprietary pipeline of investigational medicines, where we are responsible for at least 50% of development, consisted of nine antibodies in clinical development. These include Genmab’s first U.S. FDA approved medicine, Tivdak, which Genmab is co-developing with Seagen and co-promoting in the U.S. In addition to our own pipeline, there are multiple investigational medicines in development by global pharmaceutical and biotechnology companies, including five approved medicines powered by Genmab’s technology and innovations. Beyond the investigational medicines in clinical development, our pipeline also includes multiple pre-clinical programs. An overview of the development status of our approved medicine and of each Products and Technologies Programs Incorporating Genmab’s Innovations and Technology in Phase 2 Development or Later Approved Medicines DARZALEX/DARZALEX FASPRO (daratumumab/ daratumumab and hyaluronidase-fihj, Janssen) Kesimpta (ofatumumab, Novartis) TEPEZZA (teprotumumab-trbw, Horizon) RYBREVANT (amivantamab, Janssen) TECVAYLI (teclistamab, Janssen) ≥ Phase 2 Clinical Stage Investigational Medicines Talquetamab (Janssen) Inclacumab (Global Blood Therapeutics, now owned by Pfizer) Mim8 (Novo Nordisk A/S (Novo Nordisk)) Camidanlumab tesirine (ADC Therapeutics) PRV-015 (Provention Bio) Lu AF82422 (Lundbeck) Additional investigational medicines are in early-stage clinical development. Genmab’s Proprietary Pipeline (≥50% Genmab ownership)* Approved Medicine Tivdak (tisotumab vedotin-tftv) Clinical Stage Investigational Medicines Epcoritamab DuoBody-PD-L1x4-1BB (GEN1046/BNT311) DuoBody-CD40x4-1BB (GEN1042/BNT312) DuoHexaBody-CD37 (GEN3009) HexaBody-CD38 (GEN3014) DuoBody-CD3xB7H4 (GEN1047) HexaBody-CD27 (GEN1053/BNT313) GEN1056 (BNT322) *Tisotumab vedotin co-development with Seagen; epcori-tamab co-development with AbbVie; DuoBody-PD-L1x4-1BB, DuoBody-CD40x4-1BB, HexaBody-CD27 and GEN1056 co-development with BioNTech; Genmab is developing HexaBody-CD38 in an exclusive worldwide license and option agreement with Janssen. Pipeline of our investigational medicines is provided in the following sections. Detailed descriptions of dosing and efficacy and safety data from certain clinical trials have been disclosed in company announcements and media releases published via the Nasdaq Copenhagen A/S (Nasdaq Copenhagen) stock exchange and may also be found in Genmab’s filings with the U.S. Securities and Exchange Commission (SEC). Additional information is available on Genmab’s website, www.genmab.com. The information accessible through our website is not part of and is not incorporated by reference herein.

Table of Contents | Management's Review | Financial Statements | Other Information

Products and Technologies

Genmab's Proprietary[1] Products

Approved Medicine

Approved Product	Target	Developed By	Disease Indication
Tivdak (tisotumab vedotin-tftv)	Tissue factor (TF)	Co-development Genmab/Seagen	Adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy[2]

1. Approved and investigational medicines where Genmab has ≥50% ownership, in co-development with partners as indicated.
2. Refer to local country prescribing information for precise indication and safety information.

Pipeline, Including Further Development for Approved Medicine

Product	Target	Developed By	Disease Indications	Most Advanced Development Phase (Pre-clinical / 1 / 1/2 / 2 / 3)
Tisotumab vedotin	TF	Co-development Genmab/Seagen	Cervical cancer	3
			Solid tumors	2
Epcoritamab	CD3, CD20	Co-development Genmab/AbbVie	Relapsed/refractory DLBCL	3
			Relapsed/refractory FL (combo)	3
			B-cell non-Hodgkin lymphoma (B-NHL)	2
			B-NHL (combo)	2
			Relapsed/refractory chronic lymphocytic leukemia (CLL) & Richter's Syndrome	1/2
			Indolent NHL, pediatric patients	1
DuoBody-PD-L1x4-1BB (GEN1046/BNT311)	PD-L1, 4-1BB	Co-development Genmab/BioNTech	Non-small cell lung cancer (NSCLC)	2
			Solid tumors	1/2
DuoBody-CD40x4-1 BB (GEN1042/BNT312)	CD40, 4-1BB	Co-development Genmab/BioNTech	Solid tumors	1/2
DuoHexaBody-CD37 (GEN3009)	CD37	Genmab[1]	Hematologic malignancies	1
HexaBody-CD38 (GEN3014)	CD38	Genmab[2]	Hematologic malignancies	1
DuoBody-CD3xB7H4 (GEN1047)	CD3, B7H4	Genmab	Solid tumors	1
HexaBody-CD27 (GEN1053/BNT313)	CD27	Co-development Genmab/BioNTech	Solid tumors	1
GEN1056 (BNT322)	Undisclosed	Co-development Genmab/BioNTech	Solid tumors	1

1. In June 2022, AbbVie decided to discontinue co-development of DuoHexaBody-CD37. Upon expiry of the 180-day notice period on December 24, 2022, Genmab became solely responsible for the further development of DuoHexaBody-CD37 against low-single digit royalty payments to AbbVie, up to an agreed maximum total royalty amount, based on future potential sales of the product.
2. Genmab is developing HexaBody-CD38 in an exclusive worldwide license and option agreement with Janssen.

19 Genmab | 2022 Annual Report | Management's Review

Table of Contents | Management's Review | Financial Statements | Other Information

Products and Technologies

Programs Incorporating Genmab's Innovation and Technology[1]

Approved Medicines

Approved Product	Discovered and/or Developed & Marketed By	Disease Indication(s)
DARZALEX (daratumumab)/**DARZALEX *FASPRO*** (daratumumab and hyaluronidase-fihj)	Janssen (Royalties to Genmab on net global sales)	Multiple myeloma[2]
		Light-chain (AL) Amyloidosis[2]
Kesimpta (ofatumumab)	Novartis (Royalties to Genmab on net global sales)	RMS[2]
TEPEZZA (teprotumumab-trbw)	Horizon Therapeutics (under sublicense from Roche, royalties to Genmab on net global sales)	TED[2]
RYBREVANT (amivantamab/amivantamab-vmjw)	Janssen (Royalties to Genmab on net global sales)	NSCLC[2]
TECVAYLI (teclistamab/teclistamab-cqyv)	Janssen (Royalties to Genmab on net global sales)	Relapsed and refractory multiple myeloma[2]

1. Approved and investigational medicines created by Genmab or created by collaboration partners leveraging Genmab's DuoBody technology platform, under development, and where relevant, commercialized by a third party.
2. See local prescribing information for precise indication and safety information.

Pipeline, Including Further Development for Approved Medicines, ≥Phase 2 Development

Product	Technology	Discovered and/or Developed By	Disease Indications	Most Advanced Development Phase (Pre-clinical, 1, 1/2, 2, 3)
Daratumumab	UltiMAb®*	Janssen	Multiple myeloma	3
			AL Amyloidosis	3
Ofatumumab	UltiMAb	Novartis	RMS	3
Teprotumumab	UltiMAb	Horizon	TED	3
Amivantamab	DuoBody	Janssen	NSCLC	3
			Advanced or metastatic gastric or esophageal cancer	2
			Hepatocellular carcinoma	2
			Advanced or metastatic colorectal cancer	1/2
Teclistamab	DuoBody	Janssen	Multiple myeloma	3
Talquetamab (JNJ-64407564)	DuoBody	Janssen	Relapsed or refractory multiple myeloma	3
Inclacumab	UltiMAb	Global Blood Therapeutics	Vasa-occlusive crises in sickle cell disease	3
Mim8	DuoBody	Novo Nordisk	Hemophilia A	3
Camidanlumab tesirine (ADCT-301)	UltiMAb	ADC Therapeutics	Relapsed/refractory Hodgkin lymphoma	2
PRV-015 (AMG 714)	UltiMAb	Provention Bio	Celiac disease	2
Lu AF82422	UltiMAb	Lundbeck	Multiple system atrophy	2

*UltiMab transgenic mouse technology licensed from Medarex, Inc. (Medarex), a wholly owned subsidiary of Bristol Myers Squibb

20 Genmab | 2022 Annual Report | Management's Review

21 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Management’s Review Table of Contents Genmab’s Proprietary Pipeline Programs where Genmab has ≥50% ownership.

Table of Contents | Management's Review | Financial Statements | Other Information

Genmab's Proprietary Pipeline

Tivdak

(tisotumab vedotin-tftv)


Rx Only
NDC 51144-003-01
tivdak
(tisotumab vedotin-tftv)
for injection
40 mg/vial
CAUTION: Hazardous Agent
For intravenous infusion only
Must reconstitute and dilute before use
One single-dose vial.
Discard unused portion.
Provide the enclosed Medication Guide to each patient
Seagen
Genmab

First and Only U.S. FDA Approved Antibody-drug Conjugate (ADC) for Recurrent or Metastatic Cervical Cancer

- An ADC directed to TF, a protein highly prevalent on solid tumors, including cervical cancer, which is associated with poor prognosis
- Accelerated approval granted by the U.S. FDA for Tivdak, the first and only approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy
- U.S. FDA approval was based on data from the innovaTV 204 (NCT03438396) Phase 2 single-arm clinical study evaluating tisotumab vedotin as monotherapy in patients with previously treated recurrent or metastatic cervical cancer
- In addition to a Phase 3 study in recurrent or metastatic cervical cancer (innovaTV 301, NCT04697628), clinical studies in other solid tumors are ongoing
- Co-developed globally and co-promoted in the U.S. in collaboration with Seagen

Tisotumab vedotin is an ADC composed of Genmab's human monoclonal antibody directed to TF and Seagen's ADC technology that utilizes a protease-cleavable linker that covalently attaches the microtubule-disrupting agent monomethyl auristatin E to the antibody. Genmab used technology licensed from Medarex to generate the TF antibody forming part of tisotumab vedotin. Tisotumab vedotin, marketed as Tivdak, is the first and only U.S. FDA approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. Tisotumab vedotin is being co-developed by Genmab and Seagen. Under a joint commercialization agreement, Genmab is co-promoting Tivdak in the U.S. and will lead commercial operational activities in Japan. Seagen is leading commercial operational activities in the U.S. and will lead commercial operational activities in Europe and China. In these four markets there will be a 50:50 cost and profit split. In other markets, Seagen will commercialize Tivdak and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies have joint decision-making on the worldwide development and commercialization strategy for Tivdak. Please refer to Note 5.6 of the financial statements for further details regarding the tisotumab vedotin collaboration with Seagen. The companies have a broad clinical development program for tisotumab vedotin, including a confirmatory Phase 3 study in recurrent or metastatic cervical cancer.

Please consult the U.S. Prescribing Information for Tivdak for the labeled indication and safety information, including the boxed warning.

22 Genmab | 2022 Annual Report | Management's Review

Table of Contents | Management's Review | Financial Statements | Other Information

Genmab's Proprietary Pipeline

Key Ongoing Clinical Trials

Disease	Stage	Development Phase: Pre-clinical	1	1/2	2	3
Cervical cancer	Recurrent or metastatic	innovaTV 301				
	Recurrent or Stage IVB (Combo & Mono)	innovaTV 205				
Solid tumors	Locally advanced or metastatic	innovaTV 207				

About Cervical Cancer[1]

- Cancer that originates in the cells lining the cervix
- Fourth most frequently diagnosed and fourth most deadly cancer in women worldwide[2]
- In developing regions, ranked second in incidence and mortality in women[2]
- In 2022, an estimated 14,100 new cases of invasive cervical cancer will be diagnosed, and 4,280 women will die from the disease in the U.S.[3]
- Up to 16% of women initially present with metastatic cervical cancer[3]
- Among women who present with earlier stage disease, 15%–61% will go on to develop metastatic cervical cancer, most commonly within the first two years following completion of therapy[4]
- 5-year survival rate for women in the U.S. and Japan with recurrent or metastatic cervical cancer is only 17.1% and 19.5%, respectively, highlighting an urgent unmet need for effective treatment[3]

1. General statistics include all stages of cervical cancer.
2. Bray F, Ferlay J, Soerjomataram I, Siegel RL, Torre LA, Jemal A. Global cancer statistics 2018: GLOBOCAN estimates of incidence and mortality worldwide for 36 cancers in 185 countries. CA: a cancer journal for clinicians. 2018;68(6):394-424.
3. Institute NC. SEER Cancer Stat Facts: Cervical Cancer. 2022. https://seer.cancer.gov/statfacts/html/cervix.html. Accessed November 21, 2022.
4. Pfaendler KS, Tewari KS. Changing paradigms in the systemic treatment of advanced cervical cancer. Am J Obstet Gynecol. 2016;214(1):22-30.

Updates from First Quarter to Third Quarter

- **June:** Genmab and Seagen presented multiple tisotumab vedotin abstracts at the American Society of Clinical Oncology (ASCO) Annual Meeting, including interim data from the Phase 1b/2 innovaTV 205 (NCT03786081) study of tisotumab vedotin, which was presented during an oral session. The ongoing innovaTV 205 study is evaluating tisotumab vedotin as monotherapy and in combination with other agents in recurrent or metastatic cervical cancer.
- **March:** Genmab and Seagen presented interim data from two cohorts of the Phase 1b/2 innovaTV 205 study of tisotumab vedotin as a virtual oral presentation at the Society of Gynecologic Oncology Annual Meeting on Women's Cancer.
- **February:** Genmab and Seagen presented preliminary data from the Phase 2 innovaTV 207 (NCT03485209) study of tisotumab vedotin as part of a plenary session at the American Society for Radiation Oncology (ASTRO) 2022 Multidisciplinary Head and Neck Cancers Symposium. The ongoing innovaTV 207 study is evaluating the activity, safety and tolerability of tisotumab vedotin in selected solid tumors with high TF expression. The data presented at ASTRO was from the squamous cell carcinoma of the head and neck (SCCHN) cohort of the study, which is evaluating tisotumab vedotin as monotherapy in patients with SCCHN who experienced disease progression on or after a first-line platinum-containing regimen and a checkpoint inhibitor.

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Table of Contents | Management's Review | Financial Statements | Other Information

Genmab's Proprietary Pipeline

Epcoritamab

(DuoBody-CD3xCD20)


GCT3013-01
Sponsor:
Genmab A/S

Potential Best-in-Class Investigational Medicine

- Bispecific antibody-based investigational medicine created with Genmab's DuoBody technology
- Multiple ongoing clinical studies across different settings and histologies, including Phase 3 studies in DLBCL (EPCORE DLBCL-1, NCT04628494) and FL (EPCORE FL-1, NCT05409066) with more studies in planning
- In the second half of 2022, Genmab submitted a BLA to the U.S. FDA and a Japan New Drug Application (JNDA) to the Ministry of Health, Labor and Welfare (MHLW) in Japan for SC epcoritamab for the treatment of patients with relapsed/refractory LBCL. AbbVie submitted an MAA to the EMA for SC epcoritamab for the treatment of patients with relapsed/refractory DLBCL. The BLA was subsequently accepted for Priority Review by the U.S. FDA and the MAA was validated by the EMA. The U.S. FDA set a PDUFA date of May 21, 2023
- The regulatory submissions were supported by results from the LBCL cohort of the pivotal EPCORE NHL-1 (NCT03625037) trial evaluating the safety and preliminary efficacy of epcoritamab in patients with relapsed, progressive or refractory CD20+ mature B-NHL, including DLBCL
- Co-developed in collaboration with AbbVie

Epcoritamab is a proprietary bispecific antibody created using Genmab's DuoBody technology platform. Epcoritamab targets CD3, which is expressed on T-cells, and CD20, a clinically validated target on malignant B-cells. Genmab used technology licensed from Medarex to generate the CD20 antibody forming part of epcoritamab. In 2020, Genmab entered into a broad oncology collaboration agreement with AbbVie to jointly develop and commercialize epcoritamab. The companies will share commercial responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab will book sales in the U.S. and Japan and receive tiered royalties on remaining global sales outside of these territories. Please refer to Note 5.6 of the financial statements for further details regarding the epcoritamab collaboration with AbbVie. The companies have a broad clinical development program for epcoritamab, including two Phase 3 studies ongoing, and additional studies in planning.

24 Genmab | 2022 Annual Report | Management's Review

Table of Contents | Management's Review | Financial Statements | Other Information

Genmab's Proprietary Pipeline

Fourth Quarter Updates

- **December:** Publication in the *Journal of Clinical Oncology*, "Epcoritamab, a Novel, Subcutaneous CD3xCD20 Bispecific T-Cell–Engaging Antibody, in Relapsed or Refractory Large B-Cell Lymphoma: Dose Expansion in a Phase I/II Trial."
- **December:** Genmab submitted to the MHLW a JNDA for SC epcoritamab for the treatment of patients with relapsed/refractory LBCL after two or more lines of systemic therapy.
- **December:** Multiple presentations at the 64th American Society of Hematology (ASH) Annual Meeting, including four oral presentations.
- **November:** The U.S. FDA accepted the BLA for SC epcoritamab for Priority Review. The U.S. FDA set a PDUFA date of May 21, 2023. Based on Genmab's agreement with AbbVie this event triggered a milestone payment of USD 80 million to Genmab.
- **October:** AbbVie submitted an MAA to the EMA for SC epcoritamab for the treatment of patients with relapsed/refractory DLBCL after two or more lines of systemic therapy. This was subsequently validated by the EMA, an event that triggered a milestone payment of USD 60 million to Genmab.

Updates from First Quarter to Third Quarter

- **September:** Genmab submitted a BLA to the U.S. FDA for SC epcoritamab for the treatment of patients with relapsed/refractory LBCL after two or more lines of systemic therapy.
- **June:** Genmab and AbbVie presented multiple epcoritamab abstracts at both the ASCO Annual Meeting and the 27th Annual Meeting of the European Hematology Association (EHA). Data from the first cohort of the EPCORE NHL-1 trial of epcoritamab in relapsed/refractory LBCL was presented as a late-breaking oral presentation during the Presidential Symposium at EHA.
- **April:** Genmab and AbbVie announced topline results from the first cohort of the Phase 1/2 EPCORE NHL-1 trial of epcoritamab in relapsed/refractory LBCL.
- **March:** The U.S. FDA granted orphan-drug designation to epcoritamab for the treatment of FL.

Key Ongoing Clinical Trials

Disease	Stage	Development Phase				
		Pre-clinical	1	1/2	2	3
DLBCL	Relapsed/Refractory	EPCORE DLBCL-1				
FL	Relapsed/Refractory (Combo)	EPCORE FL-1				
B-NHL	Relapsed/Progressive/Refractory	EPCORE NHL-1				
	Relapsed/Progressive/Refractory (Japan)	EPCORE NHL-3				
	Relapsed/Refractory Pediatric	EPCORE Peds-1				
	Previously Untreated/Relapsed/Refractory (Combo)	EPCORE NHL-2				
	Previously Untreated/Relapsed/Refractory (China)	EPCORE NHL-4				
	Previously Untreated/Relapsed/Refractory (Combo)	EPCORE NHL-5				
CLL/Richter's Syndrome	Relapsed/Refractory	EPCORE CLL-1				

About Diffuse Large B-cell Lymphoma


64.6%
5-year survival rate[2]

- DLBCL is an aggressive type of NHL that develops from B cells[1]
- DLBCL is the most common type of NHL in the U.S. and worldwide[1]
- Prognosis for relapsed or refractory DLBCL patients is poor, especially for those with high-risk factors[3]
- For most patients with refractory DLBCL there are no curative treatment options[3]

1. Lymphoma Research Foundation. Diffuse Large B-Cell Lymphoma. https://lymphoma.org/understanding-lymphoma/aboutlymphoma/nhl/dlbcl/ Accessed December 2, 2022.
2. National Institutes of Health. SEER Cancer Stat Facts: DLBCL. https://seer.cancer.gov/statfacts/html/dlbcl.html. Accessed November 21, 2022.
3. Crump, Michael, et al. "Outcomes in Refractory Diffuse Large B-Cell Lymphoma: Results from the International SCHOLAR-1 Study." Blood, American Society of Hematology, 19 Oct. 2017, https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5649550/.

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Table of Contents | Management's Review | Financial Statements | Other Information

Genmab's Proprietary Pipeline

DuoBody-PD-L1x4-1BB

(GEN1046/BNT311)



Bispecific Next-Generation Immunotherapy

- Bispecific antibody-based investigational medicine created with Genmab's DuoBody technology platform
- Clinical studies in solid tumors ongoing, including a Phase 2 study in NSCLC (NCT05117242)
- Co-developed in collaboration with BioNTech

DuoBody-PD-L1x4-1BB is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab's DuoBody technology platform. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for DuoBody-PD-L1x4-1BB on a 50:50 basis. DuoBody-PD-L1x4-1BB is designed to induce an antitumor immune response by simultaneous and complementary PD-L1 blockade and conditional 4-1BB stimulation using an inert DuoBody format. Three clinical studies in solid tumors are ongoing including a Phase 2 study of DuoBody-PD-L1x4-1BB as monotherapy or in combination with pembrolizumab in patients with recurrent metastatic NSCLC.

DuoBody-CD40x4-1BB

(GEN1042/BNT312)


GCT1042-01
GEN1042, 10 mg/ml
Genmab

Potential First-in-Class Bispecific Agonistic Antibody

- Bispecific antibody-based investigational medicine created with Genmab's DuoBody technology platform
- Phase 1/2 clinical study (NCT04083599) in solid tumors ongoing
- Co-developed in collaboration with BioNTech

DuoBody-CD40x4-1BB is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab's DuoBody technology platform. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for DuoBody-CD40x4-1BB on a 50:50 basis. CD40 and 4-1BB were selected as targets to enhance both dendritic cells and antigen-dependent T-cell activation, using an inert DuoBody format. A Phase 1/2 clinical study of DuoBody-CD40x4-1BB in solid tumors is ongoing.

Fourth Quarter Update

- **December:** Combination safety data and early encouraging anti-tumor activity in SCCHN patients treated with chemotherapy, pembrolizumab and DuoBody-CD40x4-1BB was presented at the European Society for Medical Oncology Immuno-Oncology Annual Congress.

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Table of Contents | Management's Review | Financial Statements | Other Information

Genmab's Proprietary Pipeline

DuoHexaBody-CD37

(GEN3009)



First DuoHexaBody Program in Clinical Development

- Antibody-based investigational medicine created with Genmab's DuoHexaBody technology platform
- Phase 1/2 clinical study (NCT04358458) in hematologic malignancies ongoing

DuoHexaBody-CD37 is a bispecific antibody that targets two non-overlapping CD37 epitopes, created using Genmab's DuoHexaBody technology platform. The DuoHexaBody technology platform combines the dual targeting of our DuoBody technology platform with the enhanced potency of our HexaBody technology platform, creating bispecific antibodies with target-mediated enhanced hexamerization. A Phase 1/2 clinical study in hematologic malignancies, including the potential for combination with epcoritamab, is ongoing.

Update from First Quarter to Third Quarter

- **June:** AbbVie decided to discontinue co-development of DuoHexaBody-CD37. Upon expiry of the 180-day notice period on December 24, 2022, Genmab became solely responsible for the further development of DuoHexaBody-CD37 against low-single digit royalty payments to AbbVie, up to an agreed maximum total royalty amount, based on future potential sales of the product.

HexaBody-CD38

(GEN3014)



HexaBody-based Investigational Medicine with Potential in Hematological Malignancies

- Antibody-based investigational medicine created with Genmab's HexaBody technology platform
- Phase 1/2 clinical study (NCT04824794) in hematological malignancies ongoing
- Developed in an exclusive worldwide license and option agreement with Janssen

HexaBody-CD38 is a human CD38 monoclonal antibody-based investigational medicine created using Genmab's HexaBody technology platform. In pre-clinical models of hematological malignancies, HexaBody-CD38 demonstrated highly potent complement-dependent cytotoxicity and showed potent anti-tumor activity. In June 2019, Genmab entered into an exclusive worldwide license and option agreement with Janssen to develop and commercialize HexaBody-CD38. A Phase 1/2 clinical study in hematologic malignancies is ongoing and includes an arm comparing HexaBody-CD38 to daratumumab in anti-CD38 monoclonal antibody-naïve relapsed or refractory multiple myeloma patients.

Fourth Quarter Update

- **December:** Poster presentation of preliminary dose-escalation results presented at the 64th ASH Annual Meeting.

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28 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Table of Contents Management’s Review DuoBody-CD3xB7H4 (GEN1047) HexaBody-CD27 (GEN1053/BNT313) Bispecific with Potential in Solid Tumors • Bispecific antibody-based investigational medicine created with Genmab’s DuoBody technology platform • Phase 1/2 clinical study (NCT05180474) in malignant solid tumors ongoing HexaBody-based Investigational Medicine with Potential in Solid Tumors • Antibody-based investigational medicine created with Genmab’s HexaBody technology platform • Phase 1/2 clinical study (NCT05435339) in solid tumors ongoing • Co-developed in collaboration with BioNTech HexaBody-CD27 is a CD27 antibody that utilizes Genmab’s HexaBody technology, specifically engineered to form an antibody hexamer (a formation of six antibodies) upon binding its target on the cell membrane of T cells. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for HexaBody-CD27 on a 50:50 basis. A Phase 1/2 clinical study of HexaBody-CD27 in solid tumors is ongoing. DuoBody-CD3xB7H4 is a bispecific anti-body-based investigational medicine created using Genmab’s DuoBody technology platform. B7H4 is an immune checkpoint protein expressed on malignant cells in various solid cancers including breast, ovarian and lung cancer. In pre-clinical studies, DuoBody-CD3xB7H4 induced T-cell mediated cytotoxicity of B7H4-positive tumor cells. DuoBody-CD3xB7H4 is being developed for the potential treatment of solid cancer indications known to express B7H4. A Phase 1/2 clinical study of DuoBody-CD3xB7H4 in malignant solid tumors is ongoing. Update from First Quarter to Third Quarter • January: The first patient was dosed in the first-in-human Phase 1/2 study of DuoBody-CD3xB7H4 in patients with malignant solid tumors. Fourth Quarter Updates • November: The first patient was dosed in the first-in-human Phase 1/2 study of HexaBody-CD27 in patients with malignant solid tumors. • November: First pre-clinical disclosure during the Society for Immunotherapy of Cancer 37th Annual Meeting. Update from First Quarter to Third Quarter • May: IND application and first Clinical Trial Application (CTA) submitted for HexaBody-CD27. Genmab’s Proprietary Pipeline

29 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Management’s Review Table of Contents GEN1056 (BNT322) First-in-Human Study Recruiting • Phase 1 clinical study (NCT05586321) in solid tumors ongoing • Co-developed in collaboration with BioNTech GEN1056 is an antibody product being co-developed by Genmab and BioNTech for the treatment of solid tumors and for use in combi-nation with other products. A first-in-human Phase 1 clinical study of GEN1056 in patients with advanced solid tumors is ongoing. Fourth Quarter Update • November: The first patient was dosed in the first-in-human Phase 1 study of GEN1056. Update from First Quarter to Third Quarter • July: The first CTA was submitted for GEN1056. Genmab’s Proprietary Pipeline

30 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Table of Contents Management’s Review Pre-clinical Programs • Broad pre-clinical pipeline that includes both partnered products and in-house programs based on our proprietary technologies and/or antibodies • Multiple new INDs expected to be submitted over the coming years • Genmab has entered multiple strategic collaborations to support the expansion of our innovative pipeline Our pre-clinical pipeline includes immune effector function enhanced antibodies developed with our HexaBody technology platform and bispecific antibodies created with our DuoBody technology platform. We are also collaborating with our partners to generate additional new antibody-based product concepts. A number of the pre-clinical programs are conducted in coop-eration with our collaboration partners. Update from First Quarter to Third Quarter • August: Genmab and BioNTech expanded the companies’ global strategic collaboration to develop and commercialize novel immunotherapies for the treatment of cancer patients. Under the expansion, the companies will jointly develop and commercialize, subject to regulatory approval, other formats including monospecific antibodies leveraging Genmab’s proprietary HexaBody technology platform.

31 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Management’s Review Table of Contents Approved Medicines Incorporating Genmab’s Innovations and Technology In addition to Genmab’s own pipeline of investiga-tional medicines, our innovations and proprietary technology platforms are applied in the pipelines of global pharmaceutical and biotechnology companies. These companies are running clinical development programs with antibodies created by Genmab or created using Genmab’s DuoBody bispecific antibody technology platform. The programs run from Phase 1 development to approved medicines. The information in this section includes those medicines that have been approved by regulatory agencies in certain territories. Under the agree-ments for these medicines Genmab is entitled to certain potential milestones and royalties.

Table of Contents | Management's Review | Financial Statements | Other Information

Approved Medicines Incorporating Genmab's Innovations and Technology

DARZALEX®
(daratumumab)
injection for intravenous infusion
100 mg/5 mL, 400 mg/20 mL

Redefining the Treatment of Multiple Myeloma

- First-in-class human CD38 monoclonal antibody
- Developed and commercialized by Janssen under an exclusive worldwide license from Genmab
- Intravenous (IV) formulation approved in combination with other therapies and as monotherapy for certain multiple myeloma indications
- First and only SC CD38-directed antibody approved for the treatment of certain multiple myeloma indications, known as DARZALEX *FASPRO* in the U.S., and as DARZALEX SC in Europe
- SC daratumumab is the first and only approved therapy for AL amyloidosis in the U.S., Europe and Japan
- 2022 net sales of DARZALEX by Janssen were USD 7,977 million

Daratumumab is a human monoclonal antibody that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of multiple myeloma cells and is also expressed by AL amyloidosis plasma cells. Genmab used technology licensed from Medarex to generate the CD38 antibody. Daratumumab is being developed by Janssen under an exclusive worldwide license from Genmab to develop, manufacture and commercialize daratumumab. Under the terms of the agreement, Genmab is entitled to double digit royalties between 12% and 20% with Janssen reducing such royalty payments for Genmab's share of Janssen's royalty payments made to Halozyme. Please refer to Note 5.6 of the financial statements for further details regarding the daratumumab collaboration with Janssen. Daratumumab (marketed as DARZALEX for IV administration and as DARZALEX *FASPRO* in the U.S. and as DARZALEX SC in Europe for SC administration) is approved in a large number of territories for the treatment of adult patients with certain multiple myeloma indications and is the only approved therapy in the U.S., Europe and Japan for the treatment of adult patients with AL amyloidosis.

Please consult the European Summary of Product Characteristics for DARZALEX and DARZALEX SC and the U.S. Prescribing Information for DARZALEX and DARZALEX *FASPRO* for the labeled indication and safety information.

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Approved Medicines Incorporating Genmab's Innovations and Technology

Kesimpta®
ofatumumab

Approved in the Treatment of RMS

- Human CD20 monoclonal antibody developed and commercialized by Novartis under a license agreement with Genmab
- Approved in territories including the U.S., EU and Japan for treatment of RMS in adults
- First B-cell therapy that can be self-administered by patients at home or anywhere using the Sensoready® autoinjector pen

Ofatumumab is a human monoclonal antibody that targets an epitope on the CD20 molecule encompassing parts of the small and large extra-cellular loops. Genmab used technology licensed from Medarex to generate the CD20 antibody. Ofatumumab, marketed as Kesimpta, is approved in territories including the U.S., Europe and Japan for the treatment of certain adult patients with RMS. Kesimpta is the first B-cell therapy that can be self-administered by patients at home or anywhere using the Sensoready autoinjector pen, once monthly after starting therapy. Ofatumumab is being developed and marketed worldwide by Novartis under a license agreement between Genmab and Novartis. Under the terms of the agreement, Genmab is entitled to 10% royalties on net sales of Kesimpta. Please refer to Note 5.6 of the financial statements for further details regarding the ofatumumab collaboration with Novartis.

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for the labeled indication and safety information for Kesimpta.

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34 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Table of Contents Management’s Review Approved Medicines Incorporating Genmab’s Innovations and Technology Teprotumumab, approved by the U.S. FDA under the trade name TEPEZZA, is a human monoclonal antibody that targets the Insulin-like Growth Factor 1 Receptor (IGF-1R), a validated target. Genmab used technology licensed from Medarex to generate the IGF-1R antibody. The antibody was created by Genmab under a collaboration with Roche and development and commercialization of the product is now being conducted by Horizon under a sublicense from Roche. Under the terms of Genmab’s agreement with Roche, Genmab will receive mid-single digit royalties on net sales of TEPEZZA. Please refer to Note 5.6 of the financial statements for further details regarding the tepro-tumumab collaboration. Please consult the U.S. Prescribing Information for the labeled indication and safety information for TEPEZZA. First U.S. FDA Approved Medicine for the Treatment of TED • Developed and commercialized by Horizon for the treatment of TED • First and only U.S. FDA approved medicine for the treatment of TED • Also being explored in a clinical trial for the treatment of diffuse cutaneous systemic sclerosis (dcSSC)

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Approved Medicines Incorporating Genmab's Innovations and Technology

RYBREVANT®
(amivantamab)

First Regulatory Approvals for a DuoBody-based Medicine

- Part of Genmab and Janssen DuoBody research and license agreement
- First approved medicine created using Genmab's proprietary DuoBody technology platform
- Under the agreement with Janssen, Genmab will receive milestones and royalties on net sales of RYBREVANT

In July 2012, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab's DuoBody technology platform. One of these, Janssen's amivantamab, is a fully human bispecific antibody that targets epidermal growth factor receptor (EGFR) and cMet, two validated cancer targets. The two antibody libraries used to produce amivantamab were both generated by Genmab. In collaboration with Janssen, the antibody pair used to create amivantamab was selected. Janssen is responsible for the development and commercialization of amivantamab.

In 2021, Janssen received approvals in the U.S., Europe and other markets for amivantamab, marketed as RYBREVANT, for the treatment of certain adult patients with NSCLC with EGFR exon 20 insertion mutations. These were the first regulatory approvals for a therapy that was created using Genmab's proprietary DuoBody bispecific technology platform. Under our agreement with Janssen, Genmab will receive milestones and royalties between 8% and 10% on net sales of RYBREVANT. Please refer to Note 5.6 of the financial statements for further details regarding the DuoBody collaboration with Jansen.

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for RYBREVANT for the labeled indication and safety information.

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Table of Contents | Management's Review | Financial Statements | Other Information

Approved Medicines Incorporating Genmab's Innovations and Technology

TECVAYLI™ (teclistamab)

Bispecific Antibody Approved for the Treatment of Relapsed and Refractory Multiple Myeloma

- Part of Genmab and Janssen DuoBody research and license agreement
- Second approved medicine created using Genmab's proprietary DuoBody technology platform
- Under the agreement with Janssen, Genmab will receive milestones and royalties on net sales of TECVAYLI

In July 2012, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab's DuoBody technology platform. One of the products subsequently discovered and developed by Janssen is teclistamab, a bispecific antibody that targets CD3, which is expressed on T-cells and B-cell maturation antigen (BCMA), which is expressed on mature B lymphocytes.

In August 2022, Janssen received conditional marketing authorization from the European Commission for subcutaneously administered teclistamab, marketed as TECVAYLI, as monotherapy for the treatment of adult patients with relapsed and refractory multiple myeloma. Patients must have received at least three prior therapies, including an immunomodulatory agent, a proteasome inhibitor, and a CD38 antibody and have demonstrated disease progression on the last therapy. In October 2022, Janssen received U.S. FDA approval of TECVAYLI™ (teclistamab-cqyv) for the treatment of adult patients with relapsed or refractory multiple myeloma, who previously received four or more prior lines of therapy, including a proteasome inhibitor, immunomodulatory drug and anti-CD38 monoclonal antibody.

TECVAYLI is the second therapy created using Genmab's proprietary DuoBody bispecific technology platform to receive regulatory approval. Under our agreement with Janssen, Genmab will receive milestones and a mid-single digit royalty on net sales of TECVAYLI. Please refer to Note 5.6 of the financial statements for further details regarding the DuoBody collaboration with Jansen.

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for TECVAYLI for the labeled indication and safety information.

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Antibody Technologies

Antibodies are Y-shaped proteins that play a central role in immunity against bacteria and viruses (also known as pathogens). As we develop immunity, our bodies generate antibodies that bind to pathogen structures (known as antigens), which are specific to the pathogen. Once bound, the antibodies attract other parts of the immune system to eliminate the pathogen. In modern medicine, we have learned how to create and develop specific antibodies against antigens associated with diseased human cells for use in the treatment of diseases such as cancer and autoimmune disease. Genmab uses several types of technologies to create antibodies to treat disease and has developed proprietary antibody technologies including the DuoBody, HexaBody, DuoHexaBody and HexElect technology platforms. Information about these technologies can be found in the following sections and at www.genmab.com/research-innovation/antibody-technology-platforms/.

We use or license several other technologies to generate diverse libraries of high-quality, functional antibodies. In addition, we use or license technologies to increase the potency of some of our antibody therapeutics on a product-by-product basis, including ADCs. ADCs are antibodies with potent cytotoxic agents coupled to them. By using antibodies that recognize specific targets on tumor cells, these cytotoxic agents are preferentially delivered to the tumor cells.

Our Proprietary Technology Platform Suite

Platform	Principle	Applications
DuoBody	Bispecific antibodies	Dual-targeting: • Recruitment (e.g., T cells) • Tumor heterogeneity
HexaBody	Target-mediated enhanced hexamerization	Enhanced potency: • Complement-dependent cytotoxicity (CDC) • Target clustering, outside-in signaling, apoptosis
DuoHexaBody	Bispecific antibodies with target-mediated enhanced hexamerization	Dual-targeting + enhanced potency: • CDC • Target clustering, outside-in signaling, apoptosis
HexElect	Two co-dependent antibodies with target-mediated enhanced hexamerization	Dual-targeting + enhanced potency and selectivity: • Co-dependent unlocking of potency • New target space, previously inaccessible

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Antibody Technologies

DuoBody Technology Platform

Innovative Technology for Bispecific Antibody Therapeutics

- Bispecific antibody technology platform
- Potential in cancer, autoimmune, infectious, cardiovascular, central nervous system diseases and hemophilia
- Commercial collaborations with AbbVie, Janssen and BioNTech among others, plus multiple research collaborations
- First regulatory approvals for medicines created using the DuoBody technology platform — Janssen's RYBREVANT and TECVAYLI
- In the second half of 2022, Genmab submitted a BLA to the U.S. FDA and a JNDA to the MHLW for SC epcoritamab for the treatment of patients with relapsed/refractory LBCL. AbbVie submitted an MAA to the EMA for SC epcoritamab for the treatment of patients with relapsed/refractory DLBCL

The DuoBody technology platform is Genmab's innovative platform for the discovery and development of bispecific antibodies. Bispecific antibodies bind to two different epitopes (or "docking" sites) either on the same or on different targets (also known as dual-targeting). Dual-targeting may improve binding specificity and enhance therapeutic efficacy or bring two different cells together (for example, engaging a T cell to kill a tumor cell). Bispecific antibodies generated with the DuoBody technology platform can be used for the development of therapeutics for diseases such as cancer, autoimmune, infectious, cardiovascular, central nervous system diseases and hemophilia. DuoBody molecules combine the benefits of bispecificity with the strengths of conventional antibodies, which allows DuoBody molecules to be administered and dosed the same way as other antibody therapeutics. Genmab's DuoBody technology platform generates bispecific antibodies via a versatile and broadly applicable process that is easily performed at high throughput, standard bench, as well as at commercial manufacturing scale. Genmab uses the DuoBody technology platform to create its own bispecific antibody programs and the technology is also available for licensing. Genmab has numerous alliances for the DuoBody technology platform including commercial collaborations with AbbVie, Janssen, Novo Nordisk, BioNTech and Immatics.

Genmab's proprietary DuoBody technology platform has been applied to a variety of bispecific antibody products in development, both in our own pipeline and in programs being developed by collaboration partners. The technology has been validated by the continued advancement of these investigational medicines through clinical development, including two medicines approved in both the U.S. and in Europe.

The innovative DuoBody technology platform generates bispecific antibodies via a fast, versatile and broadly applicable process called controlled Fab-arm exchange. With only minimal protein engineering, the technology allows the binding arms of two distinct monoclonal antibodies to exchange, combining into one stable bispecific antibody, thereby retaining regular immunoglobulin structure and function. The DuoBody technology platform is also highly suitable for high throughput generation, screening and discovery of bispecific antibodies in final therapeutic format.



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39 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Management’s Review Table of Contents Advancing Our Pipeline AbbVie On June 10, 2020, Genmab entered into a broad oncology collaboration agreement with AbbVie to jointly develop and commercialize products including epcoritamab (DuoBody-CD3xCD20), and subsequently into a discovery research collaboration for up to four future differentiated antibody therapeutics for cancer. The companies will share commercial responsibilities for epcoritamab in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab will be the principal for net sales in the U.S. and Japan and will receive tiered royalties on remaining global sales outside of these territories. For any product candidates developed as a result of the companies’ discovery research collaboration, Genmab and AbbVie will share responsibilities for global development and commercialization in the U.S. and Japan. Genmab retains the right to co-commercialize these products, along with AbbVie, outside of the U.S. and Japan. Antibody Technologies DuoBody Collaborations Under the terms of the agreement, Genmab has the potential to receive regulatory and sales milestone payments, as well as tiered royalties between 22% and 26% on net sales for epcoritamab outside the U.S. and Japan. Except for these royalty-bearing sales, the parties will share in pre-tax profits from the potential sale of epcoritamab on a 50:50 basis. If all four next-generation antibody product candidates developed as a result of the discovery research collaboration are successful, Genmab is eligible to receive up to USD 2.0 billion in option exercise and success-based milestones. Genmab and AbbVie split 50:50 the development costs related to epcoritamab, while Genmab will be responsible for 100% of the costs for the discovery research programs up to opt-in. Please refer to Note 5.6 of the financial statements for further details regarding the collaboration with AbbVie. BioNTech In May 2015, Genmab entered an agreement with BioNTech to jointly research, develop and commercialize bispecific antibody-based inves-tigational medicines using Genmab’s DuoBody technology platform. Under the terms of the agreement, BioNTech will provide proprietary antibodies against key immunomodulatory targets, while Genmab provides proprietary anti-bodies and access to its DuoBody technology platform. Genmab paid an upfront fee of USD 10 million to BioNTech. If the companies jointly select any antibody-based product candidates for clinical development, development costs and product ownership will be shared equally going forward. If one of the companies does not wish to move an antibody product forward, the other company is entitled to continue devel-oping it on predetermined licensing terms. The agreement also includes provisions which will allow the parties to opt out of joint development at key points. Genmab and BioNTech selected two antibody products for clinical development, DuoBody-CD40x4-1BB (GEN1042/BNT312) and DuoBody-PD-L1x4-1BB (GEN1046/BNT311), both of which are now in clinical trials. Our Innovative Technology in Action Janssen In July 2012, Genmab entered into a collaboration with Janssen to create and develop bispecific anti-bodies using our DuoBody technology platform. Under this original agreement, Janssen had the right to use the DuoBody technology platform to create panels of bispecific antibodies (up to 10 DuoBody programs) to multiple disease target combinations. As of December 31, 2022, three DuoBody-based investigational medicines created under this collaboration were in the clinic. Two of these, amivantamab and teclistamab, are the first medicines created using the DuoBody tech-nology platform to receive regulatory approval. In December 2022, Janssen submitted a BLA to the U.S. FDA for the third investigational medicine in active clinical development, talquetamab, for the treatment of patients with relapsed or refractory multiple myeloma. Genmab is entitled to milestone payments as well as royalties on sales of each commercialized DuoBody medicine. Please refer to Note 5.6 of the financial state-ments for further details regarding the DuoBody collaboration with Janssen.

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Antibody Technologies

Novo Nordisk
In August 2015, Genmab entered an agreement to grant Novo Nordisk commercial licenses to use the DuoBody technology platform to create and develop bispecific antibody candidates for two therapeutic programs that would target a disease area outside of cancer therapeutics. After an initial period of exclusivity for both target combinations, Novo Nordisk extended exclusivity of the commercial license for one target combination in 2018, now in clinical development as Mim8. Under the exclusive license agreement, Genmab is entitled to potential milestones and will be entitled to single digit royalties on sales of Mim8, should it receive regulatory approval.

Collaborations Across the Pharma and Biotech Ecosystem

Immatics
In July 2018, Genmab entered into a research collaboration and exclusive license agreement with Immatics to discover and develop next-generation bispecific immunotherapies to target multiple cancer indications. Genmab received an exclusive license to three proprietary targets from Immatics, with an option to license up to two additional targets at predetermined economics. Under the terms of the agreement, Genmab paid Immatics an upfront fee of USD 54 million and Immatics is eligible to receive up to USD 550 million in development, regulatory and commercial milestone payments for each antibody product, as well as tiered royalties on net sales.



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Antibody Technologies

HexaBody Technology Platform

Creating Differentiated Therapeutics

- Enhanced potency antibody technology platform
- Broadly applicable technology that builds on natural antibody biology
- HexaBody-based investigational medicines in clinical development; HexaBody-CD38 (GEN3014) and HexaBody-CD27 (GEN1053/BNT313)

The HexaBody technology platform is a proprietary Genmab technology that is designed to increase the potency of antibodies. The HexaBody technology platform builds on natural biology and strengthens the natural killing ability of antibodies while retaining regular structure and specificity. The technology allows for the creation of potent therapeutics by inducing antibody hexamer formation (clusters of six antibodies) after binding to their target antigen on the cell surface. We have used the HexaBody technology platform to generate antibodies with enhanced complement-mediated killing, allowing antibodies with limited or absent killing capacity to be transformed into potent, cytotoxic antibodies. In addition to complement-mediated killing, the clustering of membrane receptors by the HexaBody technology platform can lead to subsequent outside-in signaling leading to cell death. The HexaBody technology platform creates opportunities to explore new antibody-based product candidates and repurpose drug candidates unsuccessful in previous clinical trials due to insufficient potency. The HexaBody technology platform is broadly applicable and can be combined with Genmab's DuoBody technology platform (DuoHexaBody technology platform) as well as other antibody technologies. The technology has the potential to enhance antibody therapeutics for a broad range of applications including cancer and infectious diseases. Genmab is using the HexaBody technology platform for its own antibody programs and the technology is also available for licensing. Two HexaBody-based investigational medicines are currently in clinical development. Genmab entered into an exclusive worldwide license and option agreement with Janssen to develop and commercialize HexaBody-CD38 (GEN3014), a next-generation CD38 monoclonal antibody-based investigational medicine. In 2022, Genmab and BioNTech expanded their global strategic collaboration to include co-development of monospecific antibody candidates leveraging the HexaBody technology. The first antibody in the clinic under this collaboration is HexaBody-CD27 (GEN1053/BNT313).



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Antibody Technologies

DuoHexaBody Technology Platform

Combining Dual-Targeting and Enhanced Potency

- Antibody technology that combines DuoBody and HexaBody technology platforms
- Creates bispecific antibodies with target-mediated enhanced potency
- First DuoHexaBody-based investigational medicine in the clinic — DuoHexaBody-CD37 (GEN3009)

The DuoHexaBody technology platform is a proprietary technology that combines the dual targeting of our DuoBody technology platform with the enhanced potency of our HexaBody technology platform, creating bispecific antibodies with target-mediated enhanced hexamerization. We currently have one investigational medicine created with the DuoHexaBody technology platform in the clinic, DuoHexaBody-CD37 (GEN3009). DuoHexaBody-CD37 is a bispecific antibody that targets two non-overlapping CD37 epitopes. It entered the clinic in 2020 and is currently being investigated in relapsed/refractory B-NHL, including potentially in combination with epcoritamab.

HexElect Technology Platform

Enhancing Selectivity and Potency

- Antibody technology platform inspired by the HexaBody technology platform
- Combines dual-targeting with enhanced selectivity and potency

The HexElect antibody technology platform is Genmab's newest proprietary antibody technology. This technology combines two HexaBody molecules designed to effectively and selectively hit only those cells that express both targets by making the activity of complexes of HexaBody molecules dependent on their binding to two different targets on the same cell. The HexElect technology platform maximizes efficacy while minimizing possible toxicity, potentially leading to more potent and safer investigational medicines.

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43 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Management’s Review Table of Contents Corporate Social Responsibility and Sustainability Commitments We are committed to being a sustainable, socially responsible biotech company. This commitment is anchored in our vision, core purpose and values, focused for impact through our CSR strategy, and lived every day by our team. It is fundamental to the way we do business. Our Core Purpose and Vision Our commitment to CSR is anchored in our company’s core purpose “to improve the lives of patients by creating and developing innovative antibody products” and our vision that “by 2030, our KYSO antibody medicines will fundamentally transform the lives of people with cancer and other serious diseases.” Our vision inspires and motivates us. Our unstoppable team is focused on developing innovative and differentiated antibody therapeutics that will improve the lives of patients. How We Carry Out Our CSR Initiatives We are committed to complying with all laws, codes, and standards applicable to our business and operations. We also prioritize the well-being and vitality of our teams and actively seek to minimize our impact on the environment. We have high ethical standards and aim to conduct business with companies and within countries that share our ethical commitment including our support for the protection of internationally proclaimed human rights. We strive to conduct clinical trials in markets where a medicine is planned to become available. We track trends, benchmark and examine our ESG activities, policies and disclosures to build a sustainable, socially responsible biotech company. We are committed to transparency and continued improvement of our climate disclosures. To this end, we support the TCFD recommendations as we believe they provide a useful framework to increase transparency on climate-related risks and opportunities. We want to reduce our envi-ronmental footprint and aim to provide additional disclosures on climate-related topics in the future as we incorporate the TCFD recommendations into our business. Please refer to “Genmab’s Task Force on Climate-related Financial Disclosures” in this report for more information. We follow the Sustainability Accounting Standards Board (SASB) framework to disclose critical measurements on ESG activities relevant to our business. Our Approach Our approach is designed to ensure we carry out our CSR commitments as a core part of our business and in line with international best practice. • Guided by our vision, purpose and core values • Focused on four CSR pillars • Underpinned by our commitment to the UNSDGs • Supported by the Board of Directors and Executive Management • Aligned with ESG priorities and disclosures CSR Governance Our CSR governance is led by the Board of Directors. Our Board of Directors’ Nominating and Corporate Governance Committee oversees our CSR efforts and provides recommendations to the Board on corporate responsibility and sustainability matters. Additionally, the Board of Directors’ Audit and Finance Committee oversees our ESG reporting requirements. Our CSR Committee, which is co-chaired by our CEO and the Senior Vice President of Global Communications and Corporate Affairs, provides direction on CSR strategy and associated policies and ensures we carry out our CSR activities effec-tively and communicate them clearly and openly. Our CSR Global Council and Global Sustainability Working Group help us implement and enhance our CSR strategy.

44 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Table of Contents Management’s Review Corporate Social Responsibility and Sustainability Commitments We are committed to ensuring our actions benefit our direct stakeholders (patients, customers, team members, collaboration partners and shareholders) and society as a whole. To this end, our CSR strategy focuses on four key pillars: Science-Driven Health Innovations for Patients Employee Well-Being and Vitality Ethics and Transparency Environmental and Community Sustainability 1 We use our world-class knowledge in antibody biology and deep expertise in innovative antibody technology to develop cancer treatments to have a positive impact on society. 2 We care for our employees’ health, well-being, safety and development and promote a collabo-rative culture that fosters passion for innovation, integrity and respect. 3 We believe that DE&I are fundamental to achieving our vision and are committed to cham-pioning a corporate culture that accepts and promotes uniqueness and empowers each team member to bring their authentic self to work in a safe, open and respectful environment. 4 We operate our business with the utmost integrity, seeking to do the right thing in all aspects of our business and integrating compli-ance, ethics and transparency into our business practices, policies and procedures. 5 We maintain a highly ethical organization, promoting our Code of Conduct to employees and engaging with partners and suppliers committed to the same level of ethics in their operations. 6 We aim to reduce our impact on the environment by refining our processes and incorporating best practices into our operations as we strive to reduce our environmental footprint, minimize waste and decrease use of hazardous material. 7 We monitor and evaluate targets for ESG activities, measure our impact and communicate our progress. 8 We engage with and support the communities in which we operate. As we further execute our CSR strategy and build programs that have an impact on our stakeholders, we will be guided by the following tenets, which support our four CSR pillars:

45 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Management’s Review Table of Contents Corporate Social Responsibility and Sustainability Commitments Our Commitment to the United Nations Sustainable Development Goals As a company rooted in science, inspired by patients, and committed to sustainability, we embrace our responsibility to society and are proud to help advance the UNSDGs. An initial internal assessment in 2020 determined that our business activities were most closely aligned with Goals 3, 5 and 8. In 2022, based on our commit - ment and actions regarding climate change, we decided to add Goal 13: Climate Action. We focus on aligning our CSR activities to support these goals and will continue to assess our business operations in relation to all the UNSDGs. Goal 3: Good Health and Well-Being: Ensure healthy lives and promote well-being for all at all ages We are dedicated to using science-driven innovation to improve the lives of patients with cancer and their families. In addition to dedicating resources to research and development and to bring medicines to patients, we are committed to our employees’ well-being and vitality, and have benefits and programs in place for them. Additionally, we seek to support and be part of health-related initiatives in the communities where we operate. Goal 5: Gender Equality: Achieve gender equality and empower all women and girls We continue to lead in gender diversity among our peers. We have a female representation at “Director-level and above” of 51% and are proud that nearly half of our Board of Directors are female, including the Chair and Deputy Chair. Genmab’s statutory report on Corporate Responsibility for the financial year 2022 cf. Sections 99a, 99b, 99d and 107d of the Danish Financial Statements Act (“Lovpligtig redegørelse for samfundsansvar, jf. årsregnskabslovens § 99 a, 99b, 99d, 107d”) can be found on the company’s website (https:// ir.genmab.com/static-files/72218610-90a6-4fd3-a76a-d4a7c9c6ef01), including additional information about policies, progress made during 2022 and expected activities for 2023. Goal 8: Decent Work and Economic Growth: Promote sustained, inclusive and sustain - able economic growth, full and productive employment and decent work for all Our work is driven by innovation and conducted by highly skilled people dedicated to their roles. We pay all our team members a living wage and provide a safe, inclusive and secure working environment. Additionally, we contribute to the life sciences innovation ecosystem by collaborating with academia, biotech and pharma companies, and other innovators to advance therapies against cancer and other diseases. We also contribute to science, technology, engineering, and mathematics (STEM) education, mentoring programs and other community efforts to help advance education and professional development among our communities. Goal 13: Climate Action: Take urgent action to combat climate change and its impacts We are committed to transparency and continued improvement of our climate disclosures. In 2022, we committed to supporting the recommendations of the TCFD. Our journey to reduce our impact on the environment inspired our work to establish a climate target to reduce our GHG emissions in line with the Paris Agreement to align our business to a future where global warming is kept at or below 1.5°C. We measure and report on emissions from our own oper - ations and from purchased electricity and have begun the process of designing a model to collect data across our value chain for our Scope 3 emissions.

Table of Contents | Management's Review | Financial Statements | Other Information

Genmab's Task Force on Climate-related Financial Disclosures

Topic	Recommended Disclosures	Genmab's Disclosures
Governance	Describe the board's oversight of climate-related risks and opportunities.	The Board of Directors' Nominating and Corporate Governance Committee oversees climate-related issues as part of its responsibility over all aspects of Genmab's CSR strategy. The Committee and the Board of Directors receive biannual updates on Genmab's progress, related risks and opportunities.
	Describe management's role in assessing and managing climate-related risks and opportunities.	The CSR Committee moves our CSR efforts forward and integrates ESG-related matters relevant to our business into our strategic planning. From 2022, the CSR Committee will receive updates on Genmab's progress toward carbon reduction targets, climate-related financial risk, relevant prevention and mitigation measures annually. Climate-related financial risks and relevant prevention and mitigation measures will be reviewed and endorsed by the Global Compliance and Risk Committee. Additionally, the Audit and Finance Committee oversees our ESG reporting requirements.
Strategy	Describe the climate-related risks and opportunities the organization has identified over the short, medium and long term. Describe the impact of climate-related risks and opportunities on the organization's businesses, strategy and financial planning.	Genmab has conducted scenario analysis on the potential transition and physical risks and opportunities related to climate change, at 1.5–2°C and 4°C of warming, across our value chain, in the short term (2030), and medium/long term (2040/2050). Below is a brief summary of the key potential risks identified: **Description of potential risks identified 1.5–2°C, short term:** — Transition risk resulting from emerging certification, regulation and carbon taxation, pricing, and tariffs and related costs of compliance and the switch to low carbon materials and technologies — Transition risk resulting from increased focus of investors and regulators on ESG performance in investment decision-making, increasingly connecting access to capital and investment to ESG and climate performance — Transition risk resulting from shift in consumer preferences and talent attraction criteria toward climate and responsibility — Physical risk of disruption of supply chains due to changes in weather patterns and extreme weather events — Physical risk resulting from more frequent and severe heat waves, leading to increased cooling costs **Description of potential risks identified 1.5–2°C, medium/long term** — Physical risk of disruption of supply chains and operations due to changes in weather patterns and increase in frequency of extreme weather events — Physical risk resulting from more frequent and severe heat waves, leading to increased cooling costs — Physical risk resulting from coastal flooding, potentially disrupting operations and the supply chain **Description of potential risks identified 4°C, short term** — Physical risk of disruption of supply chains, acute limited supply, and increased cost of raw materials due to changes in weather patterns and extreme weather events — Physical risk resulting from frequent and severe heat waves, leading to increased cooling costs — Physical risk of disruption of supply chain, operations and distribution, resulting from increased acute flooding

46 Genmab | 2022 Annual Report | Management's Review

Table of Contents | Management's Review | Financial Statements | Other Information

Genmab's Task Force on Climate-related Financial Disclosures (TCFD)

Topic	Recommended Disclosures	Genmab's Disclosures
Strategy (continued)	Describe the climate-related risks and opportunities the organization has identified over the short, medium and long term. Describe the impact of climate-related risks and opportunities on the organization's businesses, strategy and financial planning.	**Description of potential risks identified 4°C, medium/long term** — Transition risk resulting from fragmented regulatory efforts to curb runaway climate change through cost of compliance with carbon taxation, pricing, etc. — Physical risk resulting from acute, severe and frequent extreme weather events, leading to disruption of operations, supply chain and distribution, damage to physical assets and inventory, as well as increase in raw materials cost and insurance costs — Physical risk resulting from acute and severe heat waves, leading to instability of supply chains, increased energy costs for cooling and loss of inventory — Physical risk resulting from sea level rise and coastal flooding, leading to disruption of operations and supply chains, damage to physical assets, inventory
	Describe the climate-related risks and opportunities the organization has identified over the short, medium and long term. Describe the impact of climate-related risks and opportunities on the organization's businesses, strategy and financial planning.	**Brief summary of the key potential climate-related opportunities:** **Description of potential opportunities identified 1.5–2°C and 4°C** — Cost savings from the use of new technologies, more energy efficient/low carbon production and distribution — Cost savings and reduced exposure to resource and water scarcity through, for instance, the use of recycling — Increase resilience, adaptation and cost savings from efficient and green buildings — Cost savings and lowered exposure to carbon pricing and other regulations — Reputational gains with stakeholders and potential employees from focus on climate-related topics
	Describe the impact of climate-related risks and opportunities on the organization's businesses, strategy and financial planning.	Climate-related risks and opportunities identified will be considered and integrated as part of Genmab's ERM program, financial planning and strategy. To play our part in mitigating the physical impacts of climate change and curbing warming, Genmab will commit to a climate target, to reduce our GHG emissions in line with the Paris Agreement.
	Describe the resilience of the organization's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	Genmab has conducted qualitative climate-related scenario analysis. Four scenarios spanning 1.5–2°C and 4°C of warming were developed based on Intergovernmental Panel on Climate Change, International Energy Agency and other sources, and Genmab's risks and opportunities across the value chain in the short, medium/long term were assessed. In 2023, Genmab will further assess the resilience of our corporate strategy in these climate-related scenarios.

47 Genmab | 2022 Annual Report | Management's Review

Table of Contents | Management's Review | Financial Statements | Other Information

Genmab's Task Force on Climate-related Financial Disclosures (TCFD)

Topic	Recommended Disclosures	Genmab's Disclosures
Risk Management	Describe the organization's processes for identifying and assessing climate-related risks.	In 2022, Genmab continued its assessment of climate-related risk and scenario analysis to identify key risks and opportunities. The risks have been assessed through stakeholder engagement and interviews.
	Describe the organization's processes for managing climate-related risks.	Climate-related risks identified will be considered as part of our ERM program, and responsibility for monitoring, prevention and mitigation will be cascaded to relevant functions within Genmab.
	Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organization's overall risk management.	
Metrics and Targets	Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process.	Genmab reports on Scope 1 and 2 GHG emissions in line with the GHG Protocol. Genmab will develop metrics related to business continuity and natural disaster recovery. These may include, for instance, suppliers assessed/engaged on climate and climate risk topics, etc.
	Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 GHG emissions and the related risks.	Genmab's Scope 1 and 2 emissions totaled 393.8 tonnes CO_2e in 2022. Emissions reductions will contribute to the mitigation of the transition risk of carbon taxes, pricing and tariffs. In connection with our intent to commit to and set a climate target, Genmab started the process of measuring our Scope 3 emissions by estimating emissions from selected material Scope 3 categories. This estimation will be foundational in establishing the baseline for our climate ambitions, targets and emissions reductions.
	Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets.	Genmab intends to commit to and set a climate target to reduce our GHG emissions in line with the Paris Agreement goals.

We calculated our Scope 1 and 2 emissions in accordance with the global standard for carbon accounting, the GHG Protocol, and these were reduced by 38% compared to 2021. In 2022 we initiated the process of estimating our Scope 3 footprint in accordance with the GHG Protocol. A thorough assessment of Genmab's value chain emissions based on 2021 spend-data showed us that there is a need for higher quality data. This is due to our business model, where key carbon intensive process steps for the discovery and development of our antibody-based molecules are outsourced, and a majority of revenue is generated based on royalty streams from out-licensed products. The 2022 assessment had an unacceptable uncertainty level with regards to >90% of our estimated emissions. We will continue to improve the quality of our data and we will strive to engage with our suppliers and partners in order to obtain a Scope 3 carbon footprint with an acceptable level of accuracy, acknowledging that carbon footprint mapping is inherently uncertain.

Carbon Emissions	2022
Total Scope 1 emissions (tCO_2e)	283.1
Total Scope 2 emissions (tCO_2e)	110.7
Total Scope 1 & 2 emissions (tCO_2e)	**393.8**

Electricity Consumption and Renewables	2022
Electricity consumption (MWh)	3,127
Share renewables	94%

48 Genmab | 2022 Annual Report | Management's Review

49 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Management’s Review Table of Contents Stakeholder Engagement As an international company, Genmab has many stakeholders with an interest in how we conduct our business. Continuous engagement with these groups drives our success. We do this through direct interactions, participation in industry groups, employee engagement surveys, and more. Some of Genmab’s key stakeholder groups and the ways we interact with them are highlighted here. Our Research Collaborators Genmab collaborates with parties from large pharmaceutical companies to academic institutions. These are collaborations with complementary partners in terms of technologies, capabilities and knowledge. Why are they important to us? Collaborations across the innovation ecosystem of pharma, biotech and academia help us create innovative next-generation antibody therapeutics and potentially bring them to patients faster. How do we engage with them? Our methods of engagement vary from co-development of programs, licensing of our technology platforms, involvement in clinical trials and indirectly, through our work with industry groups. Our list of research collaborations is extensive. We work with large pharmaceutical and biotechnology companies as well as other inno-vative companies and groups. Some examples of the latter include: Tempus, which has built one of the world’s largest libraries of clinical and molecular data; the European Network of Gynecological Oncological Trial Groups and Gynecologic Oncology Group, with which we collaborated on the tisotumab vedotin innovaTV 204 study; industry groups such as the Biotechnology Innovation Organization (BIO), Holland Bio, BioNJ and the Confederation of Danish Industry. Our People The health, well-being, safety, and development of Genmab’s team members is a top priority for the organization. Why are they important to us? Our talented teams are the cornerstone of our success and funda-mental to achieving our 2030 Vision. We believe that an engaged, inclusive and diverse workplace inspires our employees and is essential to our future. How do we engage with them? Genmab aims to foster individual empowerment and development and allows people to transform their skills into real value for patients. In 2022, we conducted a global team member engagement survey, which consisted of both questionnaire and focus groups on five topics: Camaraderie & Teamwork, Career Development, Empowerment & Trust, Performance Management and Work-Life Balance. Genmab’s results outpaced Life Sciences industry bench-marks and highlighted key opportunities to drive even higher engagement in the future. The survey had an 88% global participa-tion rate and an 84% employee engagement score.

50 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Table of Contents Management’s Review Patient Advocacy Organizations With our first medicine on the market, we have an obligation to engage with patient advocates to ensure we are providing as much support as possible to patients in need. Why are they important to us? Transforming the lives of patients is our purpose. Supporting and collaborating with patient advocacy organizations is an important way in which Genmab can positively impact the lives of patients. How do we engage with them? Over the course of the past few years, we have actively sought out patient advocacy groups, both to provide our financial support for their efforts and programs and also to collaborate and bring them to our locations for educational events with the Genmab team. In 2022 we, along with our partner Seagen, launched CeMe, a disease awareness campaign that leverages real-life storytelling to spotlight the barriers to treatment and challenges associated with cervical cancer. The campaign features diverse members of the cervical cancer community, including patients and patient advocates, in content on the CeMe YouTube channel. Social media posts encourage visits to the YouTube channel to watch the videos and seek additional information from various patient advocacy groups. Our Communities Our team members actively engage in the communities in which we operate. Why are they important to us? As part of Genmab’s ongoing commitment to CSR we aim to be good citizens not only of the world but of the local communities in which our facilities are located. How do we engage with them? Throughout 2022, Genmab supported community-based activ-ities; for example, on September 13, 2022, nearly 500 Genmab colleagues participated in the first annual Global Volunteer Day. Colleagues from Denmark, the Netherlands and the U.S. helped more than 30 nonprofit organizations in their communi-ties. Activities included: removing invasive plants from a nature preserve, building toys for children with serious illnesses, making comfort kits for cancer patients, and assembling food kits to combat hunger in our local communities. Colleagues can also use the Community@Genmab Portal to learn about Genmab’s impact, share volunteer stories, and access the Global Employee Giving Program. Our Shareholders and Investors Genmab has a diverse shareholder base with investors from across a spectrum of size and location. Why are they important to us? The support of Genmab’s investors is essential to the success of the Company as we grow into a fully integrated biotech innovation powerhouse. How do we engage with them? We communicate about our business, financial results, develop-ment programs and scientific results in an open and transparent way through company announcements, investor meetings and company presentations. Illustrating this transparency, we maintain a dialogue with our shareholders, investors and other stakeholders, and the Board of Directors participates in ad hoc investor meetings, e.g., as part of regular corporate governance outreach campaigns to our share-holders, as well as their representatives and proxy advisors, to gain insight into the perspective of our shareholders. More information on Genmab’s stakeholder engage-ment may be found in our 2022 Corporate Responsibility Report on the company’s website (https://ir.genmab.com/ static-files/72218610-90a6-4fd3-a76a-d4a7c9c6ef01). Stakeholder Engagement

Table of Contents | Management's Review | Financial Statements | Other Information

Human Capital Management

Employees are Genmab's most important resource, and we strive to attract and retain the most qualified people to fulfill our core purpose. Genmab's goal is to develop and retain value in our own products which could one day transform cancer treatment. At Genmab, we have four culture pillars that inspire team members in their everyday work.

Teamwork and respect are central pillars of Genmab's culture, and we therefore ensure an inclusive, open and supportive professional work environment across our international locations. We believe that fostering workplace diversity across social, educational, cultural, national, age and gender lines is a prerequisite for the continued success of the company. We are committed to diversity at all levels of the company and strive to recruit employees with the right skills and competencies, regardless of gender, age, ethnicity and other differences.

Skill, knowledge, experience and employee motivation are essential to Genmab as a biotech company. The ability to organize our highly skilled and very experienced colleagues at all levels of the organization into interactive teams is a key factor in achieving our goals and ensuring Genmab's success.

Key Employee Information

Male/Female Ratios	2022		2021	
	Male	Female	Male	Female
Genmab Group	42%	58%	42%	58%
Director level and above	49%	51%	49%	51%
Below director level	37%	63%	38%	62%
Annual promotions[1]	40%	60%	39%	61%

Other Employee Information

	2022	2021
FTE at the end of the year	1,660	1,212
Research and development FTE	1,193	927
Selling, general and administrative FTE	467	285
FTE in Denmark at the end of the year	385	312
FTE in the Netherlands at the end of the year	575	437
FTE in the US at the end of the year	642	420
FTE in Japan at the end of the year	58	43
Employee turnover[2]	7%	6%
Employee absence[3]	2%	2%

1. Annual promotions are calculated as FTE promotions occurring during the respective years.
2. Employee turnover percentage is calculated by the FTE voluntarily leaving since the beginning of the year divided by the average FTE.
3. The rate of absence is measured as absence due to the employee's own illness, pregnancy-related sick leave and occupational injuries and illnesses compared with a regional standard average of working days in the year, adjusted for holidays.

Genmab's Culture Pillars

Patients Come First

We are committed to making a positive impact for patients

Rooted in Science

We hypothesize and experiment to seek innovative solutions, no matter our role

Act with Courage

We speak up, empower each other, and embrace change and grow

We are 'One Genmab'

We respect and celebrate our differences while working as One Team

51 Genmab | 2022 Annual Report | Management's Review

Financial Statements Other Information Table of Contents Management’s Review 52 Genmab | 2022 Annual Report | Management’s Review Financial Review Anthony Pagano Executive Vice President and Chief Financial Officer As we look back at 2022, the strength of Genmab’s financial profile really stands out. Our strong balance sheet, growing recurring revenues and significant underlying profitability have allowed us, and will continue to allow us, to strategically invest in our business and our pipeline.

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Financial Review

The financial statements are prepared on a consolidated basis for Genmab A/S (parent company) and its subsidiaries. The Genmab financial statements are published in Danish Kroner (DKK). The Genmab consolidated Group is referenced herein as "Genmab" or the "Company".

Result for the Year

Guidance and Result for 2022

(DKK million)	Latest Guidance	Actual
Revenue	13,500–14,500	14,595
Operating expenses	(8,000)–(8,400)	(8,238)
Operating profit	5,100–6,500	6,357

Actual revenue was favorable to guidance primarily due to higher than anticipated milestone revenue and slightly favorable USD/DKK foreign exchange rate movements. Operating expenses and operating profit were in line with the latest guidance published on November 9, 2022.

Revenue

Genmab's revenue was DKK 14,595 million in 2022 compared to DKK 8,482 million in 2021. The increase of DKK 6,113 million, or 72%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our collaborations with Janssen and Novartis, respectively, due to higher net sales and higher average exchange rate between the USD and DKK, and milestones achieved in 2022 under our collaboration with AbbVie.

Split of 2022 Revenue
(DKK million)


14,595
2022 Total Revenue
Royalties
80% (11,672)
Milestone Revenue
12% (1,767)
Reimbursement Revenue
6% (818)
Collaboration Revenue
2% (332)
License Revenue
‹1% (6)

Split of 2021 Revenue
(DKK million)


8,482
2021 Total Revenue
Royalties
82% (6,977)
Milestone Revenue
11% (954)
Reimbursement Revenue
6% (531)
Collaboration Revenue
‹1% (20)

Royalties

Royalty revenue amounted to DKK 11,672 million in 2022 compared to DKK 6,977 million in 2021. The increase of DKK 4,695 million, or 67%, was primarily driven by higher DARZALEX, Kesimpta and TEPEZZA royalties achieved under our daratumumab collaboration with Janssen, ofatumumab collaboration with Novartis, and teprotumumab collaboration with Roche, respectively. The following table summarizes Genmab's royalty revenue by product.

(DKK million)	2022	2021
DARZALEX	10,056	6,135
TEPEZZA	796	593
Kesimpta	779	235
Other	41	14
Total royalties	**11,672**	**6,977**

Net sales of DARZALEX by Janssen were USD 7,977 million in 2022 compared to USD 6,023 million in 2021. The increase of USD 1,954 million, or 32%, was driven by share gains, continued strong market growth and uptake of the DARZALEX SC product. Royalty revenue on net sales of DARZALEX was DKK 10,056 million in 2022 compared to DKK 6,135 million in 2021, an increase of DKK 3,921 million. The percentage increase in royalties of 64% is higher than the percentage increase in the underlying net sales primarily due to the higher average exchange rate between the USD and DKK, other positive foreign exchange rate impacts, and a higher effective royalty rate for 2022, partly offset by the increase in Genmab's share of Janssen's royalty payments to Halozyme in connection with SC product net sales. Under our license agreement with Janssen for DARZALEX, for purposes of calculating royalties due to Genmab, DARZALEX net sales for non-U.S. dollar denominated currencies are translated to U.S. dollars at a specified annual Currency Hedge Rate. This contractual arrangement is the driver for the other foreign exchange impacts discussed above.

53 Genmab | 2022 Annual Report | Management's Review

54 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Table of Contents Management’s Review Royalty revenue on net sales of TEPEZZA was DKK 796 million in 2022 compared to DKK 593 million in 2021, an increase of DKK 203 million, or 34%. TEPEZZA net sales in the first quarter of 2021 were negatively impacted by the U.S. government-man-dated COVID-19 production interruption. Net sales of Kesimpta by Novartis were USD 1,092 million in 2022 compared to USD 372 million in 2021. The increase of USD 720 million was driven by strong launch uptake, access and increased demand. Royalty revenue on net sales of Kesimpta was DKK 779 million in 2022 compared to DKK 235 million in 2021, an increase of DKK 544 million. Janssen was granted U.S. FDA approval for RYBREVANT during the second quarter of 2021, and Genmab subsequently started recognizing royalties on net sales of RYBREVANT. Royalties were not material for 2022 or 2021. Janssen was granted approval for TECVAYLI for the treatment of relapsed or refractory multiple myeloma during the third quarter of 2022 in Europe and in the fourth quarter of 2022 in the U.S. Royalties were not material for 2022. Royalty revenue fluctuations from period to period are driven by the level of product net sales, foreign currency exchange rate movements and more specifically to DARZALEX, the contractual arrangement related to annual Currency Hedge Rate, and Genmab’s share of Janssen’s royalty payments to Halozyme in connection with SC product net sales. Reimbursement Revenue Reimbursement revenue, mainly comprised of the reimbursement of certain research and development costs related to the development work under Genmab’s collaboration agreements, amounted to DKK 818 million in 2022 compared to DKK 531 million in 2021. The increase of DKK 287 million, or 54%, was primarily driven by higher activities under our collaboration agree-ments with BioNTech for HexaBody-CD27 and DuoBody-CD40x4-1BB. Milestone Revenue Milestone revenue was DKK 1,767 million in 2022 compared to DKK 954 million in 2021, an increase of DKK 813 million, or 85%, primarily driven by the following: • AbbVie milestone of DKK 577 million (USD 80 million) driven by the acceptance of the BLA by the U.S. FDA for epcoritamab, • AbbVie milestone of DKK 444 million (USD 60 million) triggered by the validation of the MAA by the EMA in the EU for epcoritamab, • Janssen milestones of DKK 189 million (USD 25 million) and DKK 112 million (USD 15 million) for the approval of TECVAYLI for the treatment of relapsed or refractory multiple myeloma in the U.S. and Europe, respectively, and • AbbVie milestone of DKK 153 million (USD 20 million) driven by the initiation, or first patient dosed, of a pivotal trial (Phase 3) in the second indication for epcoritamab. The increase in milestone revenue in 2022 was partly offset by milestones achieved in 2021 under our Janssen and AbbVie collaborations. Milestone revenue may fluctuate significantly from period to period due to both the timing of achievements and the varying amount of each individual milestone under our license and collab-oration agreements. Collaboration Revenue In September 2021, Genmab and Seagen announced U.S. FDA accelerated approval for Tivdak in previously treated recurrent or meta-static cervical cancer. Collaboration revenue was DKK 332 million in 2022 compared to DKK 20 million in 2021. The increase of DKK 312 million was primarily driven by increased sales of Tivdak and also includes a one-off payment due from Seagen of DKK 112 million (approximately USD 15 million) which reflects Genmab’s share (50%) of payments received by Seagen in connection with the sublicense of its rights to develop and commercialize tisotumab vedotin in China to Zai Lab Hong Kong pursuant to Genmab’s Joint Commercialization Agreement with Seagen. Refer to Note 2.1 for further details about revenue. Operating Expenses Total operating expenses increased by DKK 2,774 million, or 51%, from DKK 5,464 million in 2021 to DKK 8,238 million in 2022. Research and Development Expenses Research and development expenses amounted to DKK 5,562 million in 2022 compared to DKK 4,181 million in 2021. The increase of DKK 1,381 million, or 33% was driven by the continued advancement of our product pipeline including epcoritamab under our collaboration with AbbVie, and DuoBody-CD40x4-1BB under our collaboration with BioNTech, and the increase in team members to support the expansion of our product pipeline. Research and development costs accounted for 68% of the total operating expenses in 2022 compared to 77% in 2021. Financial Review

Table of Contents | Management's Review | Financial Statements | Other Information

Financial Review

The following table provides information regarding our research and development expenses for 2022 as compared to 2021.

(DKK million)	2022	2021	Percentage Change 2022/2021
Research[1]	1,222	958	28%
Development and contract manufacturing[2]	1,556	1,374	13%
Clinical[3]	2,059	1,360	51%
Upfront payments[4]	155	61	154%
Other[5]	570	428	33%
Total research and development expenses	**5,562**	**4,181**	**33%**

1. Research expenses include, among other things, personnel, occupancy and laboratory expenses, technology access fees associated with identification of new monoclonal antibodies (mAbs), expenses associated with the development of new proprietary technologies and research activities associated with our product candidates, such as in vitro and in vivo studies, translational research, and IND enabling toxicology studies.
2. Development and contract manufacturing expenses include personnel and occupancy expenses, external contract manufacturing costs for the scaleup and pre-approval manufacturing of drug product used in research and our clinical trials, costs for drug product supplied to our collaborators, costs related to preparation for the production of process validation batches to be used in potential future regulatory submissions, quality control and assurance activities, and storage and shipment of our product candidates.
3. Clinical expenses include personnel, travel, occupancy costs, and external clinical trial costs including contract research organizations (CROs), investigator fees, clinical site fees, contractors and regulatory activities associated with conducting human clinical trials.
4. Upfront payments include payments made to third parties upon entering into R&D license and collaboration agreements.
5. Other research and development expenses primarily include share-based compensation, depreciation, amortization and impairment expenses.

The following table shows third-party costs incurred for research, contract manufacturing of our product candidates and clinical and regulatory services for 2022 as compared to 2021. The table also presents unallocated costs and overhead consisting of third-party costs for our pre-clinical stage programs, personnel, facilities and other indirect costs not directly charged to development programs.

(DKK million)	2022	2021	Percentage Change 2022/2021
Epcoritamab	1,115	654	70%
Tisotumab vedotin	319	365	(13)%
DuoBody-PD-L1x4-1BB	369	371	(1)%
DuoBody-CD40x4-1BB	242	135	79%
Other clinical stage programs	419	250	68%
Total third-party costs for clinical stage programs	**2,464**	**1,775**	**39%**
Pre-clinical projects	830	779	7%
Upfront payments	155	61	154%
Personnel, unallocated costs and overhead	2,113	1,566	35%
Total research and development expenses	**5,562**	**4,181**	**33%**

Third-party costs for epcoritamab increased by DKK 461 million, or 70%, in 2022 as compared to 2021, primarily due to the advancement of the program to late-stage development under Genmab's collaboration with AbbVie.

Third-party costs for tisotumab vedotin decreased by DKK 46 million, or 13%, in 2022 as compared to 2021, primarily due to the completion of some clinical studies in 2022.

Third-party costs for DuoBody-PD-L1x4-1BB remained flat in 2022 compared to 2021 as development of this program continues under Genmab's collaboration with BioNTech.

Third-party costs for DuoBody-CD40x4-1BB increased by DKK 107 million, or 79%, in 2022 as compared to 2021, primarily due to the continued advancement and expansion of the program under Genmab's collaboration with BioNTech.

Third-party costs for Genmab's other clinical stage programs increased by DKK 169 million, or 68%, in 2022 as compared to 2021, primarily related to HexaBody-CD27, DuoBody-CD3xB7H4 and GEN1056 entering the clinical stage in 2022.

55 Genmab | 2022 Annual Report | Management's Review

56 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Table of Contents Management’s Review Research and development expenses related to our pre-clinical projects increased by DKK 51 million, or 7%, in 2022 as compared to 2021, driven by the continued investment in and number of pre-clinical programs. Upfront payments increased by DKK 94 million, or 154%, driven by an increase in the number of R&D license payments in 2022 as compared to 2021. Personnel, unallocated costs and overhead increased by DKK 547 million, or 35%, in 2022 as compared to 2021, primarily due to an increase in staffing levels and the expansion of our facilities to accommodate our growth. Our research and development FTEs increased from 927 at the end of 2021 to 1,193 at the end of 2022. Selling, General and Administrative Expenses Selling, general and administrative expenses were DKK 2,676 million in 2022 compared to DKK 1,283 million in 2021. The increase of DKK 1,393 million, or 109%, was driven by the increase in team members to support Tivdak post launch, continued expansion of Genmab’s commercialization capabilities in support of future launches including the potential launch of epcor-itamab, and investment in broader organizational infrastructure, including our technology portfolio. DKK 1,065 million, or 40% of selling, general and administrative expenses in 2022, was related to compensation of Genmab team members involved in selling, general and administrative activities, as compared to DKK 529 million, or 41% in 2021. Selling, general and administrative expenses accounted for 32% of the total operating expenses in 2022 compared to 23% in 2021. Operating Profit Operating profit was DKK 6,357 million in 2022 compared to DKK 3,018 million in 2021, an increase of DKK 3,339 million, or 111%. Net Financial Items Net financial items were comprised of the following: (DKK million) 2022 2021 Financial income: Interest and other financial income 324 197 Foreign exchange rate gain, net 1,034 1,470 Total financial income 1,358 1,667 Financial expenses: Interest and other financial expenses (21) (13) Loss on marketable securities, net (361) (246) Loss on other investments, net (298) (443) Total financial expenses (680) (702) Net financial items 678 965 Net financial items decreased by DKK 287 million, or 30%, which were primarily driven by: • Foreign exchange movements impacting Genmab’s USD denominated marketable securities and cash and cash equivalents; in particular, the USD/DKK foreign exchange rate increased 8% from year-end 2020 to year-end 2021 as compared to only 6% from year-end 2021 to year-end 2022, • Loss on marketable securities driven by higher interest rates on Genmab’s Danish mortgage investments in 2022 as compared to 2021, partly offset by, • Lower loss on other investments in 2022 as compared to 2021 driven primarily by the decrease in fair value of Genmab’s investment in common shares of CureVac, and • Increase in interest income due to higher effective interest rates in the U.S., Europe and Denmark in 2022 as compared to 2021. Refer to Notes 4.2 and 4.5 for further details regarding foreign currency risk and net financial items, respectively. Financial Review

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Financial Review

Corporate Tax

Corporate tax expense for 2022 was DKK 1,513 million compared to DKK 975 million for 2021. The increase in corporate tax expense is primarily the result of Genmab's higher net profit before tax. The effective tax rate in 2022 was 21.5% compared to 24.5% in 2021. The decrease in Genmab's effective tax rate was mainly driven by the ability to offset current taxable income through the deduction of capitalized R&D costs in the Netherlands and utilization of U.S. net operating loss carryforwards.

Refer to **Note 2.4** for additional information regarding the corporate tax and deferred tax assets including management's significant judgements and estimates.

Net Profit

Net profit for 2022 was DKK 5,522 million compared to DKK 3,008 million in 2021. The increase of DKK 2,514 million, or 84%, was driven by the items described above.

Liquidity and Capital Resources

	December 31,	
(DKK million)	2022	2021
Marketable securities	12,431	10,381
Cash and cash equivalents	9,893	8,957
Shareholders' equity	27,441	22,196

As of December 31, 2022 and December 31, 2021, cash and cash equivalents and marketable securities denominated in USD represented 86% of Genmab's total cash and cash equivalents and marketable securities.

Marketable securities are invested in highly secure and liquid investments with short effective maturities. As of December 31, 2022, 75% of Genmab's marketable securities were long-term A rated or higher, or short-term rated A-1/P-1 by S&P, Moody's or Fitch compared to 68% as of December 31, 2021.

As of December 31, 2022, DKK 9,893 million, as compared to DKK 8,957 million as of December 31, 2021, was held as cash and cash equivalents, and DKK 12,431 million, as compared to DKK 10,381 million as of December 31, 2021, was held as liquid investments in short-term government and other debt instruments.

Cash and cash equivalents included short-term marketable securities of DKK 594 million at the end of December 2022, compared to DKK 296 million at the end of December 2021. In accordance with Genmab's accounting policy, securities purchased with a maturity of less than 90 days at the date of acquisition are classified as cash and cash equivalents.

Genmab requires cash to meet our operating expenses and capital expenditures. We have funded our cash requirements since inception, including through December 31, 2022, primarily with royalty and milestone payments from our partners, upfront payments and equity financing. Genmab expects to continue to fund a significant portion of our development costs for proprietary product candidates as well as commercialization activities with cash received from royalties and milestone payments from partners.

Genmab's expenditures on current and future pre-clinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion. In order to advance our product candidates toward commercialization, the product candidates are tested in numerous pre-clinical safety, toxicology and efficacy studies. Genmab then conducts clinical trials for those product candidates that take several years or more to complete. The length of time varies substantially based upon the type, complexity, novelty and intended use of a product candidate. The cost of clinical trials may vary significantly over the life of a project as a result of a variety of factors, including: the number of patients required in the clinical trials; the length of time required to enroll trial participants; the number and location of sites included in the trials; the costs of producing supplies of the product candidates needed for clinical trials and regulatory submissions; the safety and efficacy profile of the product candidate; the use of CROs to assist with the management of the trials; and the costs and timing of, and the ability to secure, regulatory approvals.

Genmab's expenses also fluctuate from period to period based on the degree of collaborative activities, timing of manufacturing campaigns, numbers of patients enrolled in clinical trials and the outcome of each clinical trial event. As a result, the Company is unable to determine with any degree of certainty the anticipated completion dates, duration and completion costs of research and development projects, or when and to what extent Genmab will receive cash inflows from the commercialization and sale of any product candidates. The Company also cannot predict the actual amount or timing of future royalties and milestone payments, and these may differ from estimates. Further, as the global COVID-19 pandemic has continued to evolve, there may be long-term impacts on the development, regulatory approval and commercialization of our product candidates and on net sales of our approved products by our collaboration partners.

Genmab expects to make additional capital outlays and to increase operating expenditures over the next several years as the Company hires additional employees, supports pre-clinical development, manufacturing, clinical trial activities, product collaborations and commercialization activities. As spending increases on research, development and commercialization activities related to product collaborations, Genmab may be required to make certain capital outlays against which Genmab expects to receive reimbursement to the extent the outlay exceeds Genmab's share under the applicable collaboration agreement. The Company expects that the time-lag between the expenditure by us, on the one hand, and the reimbursement by a partner of its relevant share, on the other hand, will increase Genmab's working capital needs. To the extent the Company's capital resources are insufficient to meet future capital requirements, Genmab will need to finance

57 Genmab | 2022 Annual Report | Management's Review

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Financial Review

operating requirements and cash needs through public or private equity offerings, debt financings, or additional corporate collaboration and licensing arrangements.

Refer to **Notes 4.2** and **4.4** for additional information regarding our financial risks and marketable securities, respectively.

Cash Flows

The following table provides information regarding Genmab's cash flow for 2022 and 2021.

Cash Flow (DKK million)	**2022**	**2021**
Cash provided by operating activities	3,912	2,228
Cash (used in) investing activities	(2,761)	(961)
Cash (used in)/provided by financing activities	(789)	(420)
Increase in cash and cash equivalents	**362**	**847**
Exchange rate adjustments	574	850

Net cash provided by operating activities is primarily related to our operating profit, changes in operating assets and liabilities, reversal of net financial items, and adjustments related to non-cash transactions. Cash provided by operating activities increased compared to 2021 primarily driven by an increase in operating profit of DKK 3,339 million, partly offset by AbbVie milestones achieved during the fourth quarter of 2022 that were uncollected at year-end 2022 of DKK 1.1 billion, and an increase in corporate tax payments of DKK 841 million due to higher net profit before tax.

Net cash (used in) investing activities primarily reflects differences between the proceeds received from the sale and maturity of our investments and amounts invested, and the cash paid for investments in tangible assets. Purchases of marketable securities exceeded sales and maturities to a greater extent in 2022 compared to 2021. In 2021, investing activities also include the proceeds from the sale of CureVac shares of DKK 438 million. There were no sales of other investments in 2022.

Net cash (used in) financing activities is primarily related to the purchase of treasury shares, exercise of warrants, lease payments, and payment of withholding taxes on behalf of employees on net settled Restricted Stock Units (RSUs). The increase in cash used in financing activities for the periods is primarily driven by cash payments for the purchase of treasury shares of DKK 908 million in 2022 compared to DKK 447 million in 2021.

Exchange rate adjustments represent foreign currency gains or losses on Genmab's cash and cash equivalents, primarily driven by our cash and cash equivalents holdings denominated in USD. The USD/DKK foreign exchange rate increased 8% in 2021 as compared to only 6% in 2022.

Balance Sheet

As of December 31, 2022, total assets were DKK 30,278 million, compared to DKK 24,627 million as of December 31, 2021. As of December 31, 2022, assets are mainly comprised of marketable securities of DKK 12,431 million, cash and cash equivalents of DKK 9,893 million, and current receivables of DKK 5,910 million. The receivables consist primarily of amounts related to royalties, milestones, and reimbursement revenue from our collaboration agreements. The credit risk related to our receivables is not significant based on the high-quality nature of Genmab's collaboration partners.

Refer to **Note 3.5** for additional information regarding receivables.

As of December 31, 2022, total liabilities were DKK 2,837 million compared to DKK 2,431 million as of December 31, 2021. The increase in total liabilities of DKK 406 million, or 17%, was driven by an increase in other payables of DKK 234 million primarily related to accrued compensation as a result of team growth from 2021 to 2022, and lease liabilities of DKK 172 million related to the commencement of leases in the Netherlands in 2022.

Shareholders' equity as of December 31, 2022 was DKK 27,441 million compared to DKK 22,196 million as of December 31, 2021. The increase of DKK 5,245 million, or 24%, was driven primarily by Genmab's net profit and share-based compensation expense related to the issuance of shares under Genmab's warrant and RSU programs, partly offset by the purchase of treasury shares during the period. Genmab's equity ratio was 91% as of December 31, 2022 compared to 90% as of December 31, 2021.

58 Genmab | 2022 Annual Report | Management's Review

59 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Management’s Review Table of Contents Financial Review Legal Matters—Janssen Binding Arbitrations In September 2020, Genmab commenced binding arbitration of two matters arising under its license agreement with Janssen relating to daratumumab. Under the license agreement, Genmab is, among other things, entitled to royalties from Janssen on net sales of daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and as DARZALEX SC in Europe for SC administration). In April 2022, the arbitral tribunal issued an award in the binding arbitration of the two matters. Genmab did not seek a review of the award, and the award is now final. The first matter concerned the question as to whether Janssen’s obligation to pay royalties on sales of licensed product extends, in each appli-cable country, until the expiration or invalidation of the last-to-expire relevant Genmab-owned patent or the last-to-expire relevant Janssen-owned patent covering the product, as further defined and described in the license agreement. As to that matter, the tribunal determined by majority opinion that Janssen’s obligation to pay royalties to Genmab on sales of licensed product, in each applicable country, extends through the expiration or invalidation of the last-to-expire relevant Genmab-owned patent covering the product or use thereof, but not the relevant Janssen-owned patent. The relevant Genmab-owned issued U.S., European and Japanese patents will expire in the late 2020s and early 2030s. The second matter concerned the question as to whether Genmab is required to share in Janssen’s royalty payments to Halozyme for the Halozyme enzyme technology used in the SC formula-tion of daratumumab (marketed as DARZALEX FASPRO in the U.S.). The royalties Janssen pays to Halozyme represent a mid-single digit percentage rate of SC daratumumab sales. As to that matter, the tribunal ruled by majority opinion that Janssen is permitted to continue reducing its royalty payments to Genmab as an offset against a share of Janssen’s royalty payments made to Halozyme. On June 9, 2022, Genmab announced the commencement of a second arbitration under the daratumumab license agreement with Janssen. This second arbitration follows from the award in the prior arbitration, where the tribunal ruled in favor of Janssen on the question as to whether Genmab is required to share in Janssen’s royalty payments to Halozyme for its technology used in the daratumumab SC product. The tribunal based its ruling on the finding that DARZALEX FASPRO constitutes a new licensed product under the license agreement. In this second arbitration, Genmab is conse-quently seeking an award of USD 405 million plus interest in accrued milestone payments for DARZALEX FASPRO and a declaration that it is entitled to a new 13-year royalty term from the date of DARZALEX FASPRO’s first commercial sale. See Company Announcement no. 21/2022.

60 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Table of Contents Management’s Review Risk Management Genmab has core facilities in four countries and performs research and development activities with clinical trials conducted around the globe. We have also begun to commercialize medicines. Through our activities, we are exposed to a variety of risks, some of which are inherent in our business and/or beyond our control. These risks may have a significant impact on our business if not properly assessed and controlled. Maintaining a strong control environment, with adequate procedures for identification and assessment of risks and adhering to operational policies designed to reduce such risks to an acceptable level, is essential for the continued evolution of Genmab. It is our policy to identify and reduce the risks derived from our operations and to establish insurance coverage and other risk reduction and resilience mechanisms to mitigate any residual risk, wherever considered practicable. The Audit and Finance Committee of the Board of Directors performs a yearly review of Genmab’s Enterprise Risk Program and relevant insurance coverage to ensure that they are appropriate. For further information about the risks and uncertainties that Genmab faces, refer to the current Form 20-F filed with the SEC. The use of Data, as defined in the Danish Financial Statements Act, both personal and non-personal, is essential to fulfilling Genmab’s core purpose; and Genmab is committed to handling Data with integrity and in an ethical and compliant manner considering the impact our actions may have on individuals and society. During 2022, Genmab has developed a policy for Data Ethics in light of Section 99d of the Danish Financial Statements Act in which Genmab adopts the Data Ethics principles of the International Federation of Pharmaceutical Manufacturers & Associations (IFPMA). These principles complement and strengthen already existing Genmab policies and procedures, and they focus on the following areas: 1. Autonomy: Respect individuals’ privacy, protect their rights, and honor confidentiality 2. Transparency: Individuals should be able to understand how their personal Data is used 3. Data Quality: The best quality Data available should be used to make decisions 4. Fairness and Non-discrimination: Data acquisition should be inclusive, equitable, and seek to support the industry’s mission of responding to the needs of all patients 5. Ethics by Design: Controls to prevent harm and risks to individuals should be built into the design of Data architecture and Data processing 6. Responsible Data Sharing: Data sharing should be based on processes that actively and consistently consider, prioritize, and protect individual rights 7. Responsibility and Accountability: Data Ethics Principles should be operationalized through effective governance, clear standards, training, monitoring activities, and disciplinary sanctions The Genmab Data Ethics policy has been communicated to our management for further distribution and consideration within Genmab’s various departments. During 2023, Genmab will focus on further embedding these principles into its operations, particularly in the areas of data privacy, DE&I, clinical trials, and the application of new technologies (e.g., Artificial Intelligence and Machine Learning), where policies, processes, and training materials will be aligned with the above-mentioned principles. Going forward, the Genmab Data Ethics policy and its principles will be anchored in the Genmab Code of Conduct as part of the overall Genmab Compliance program. The following is a summary of Genmab’s key risk areas and how we address and mitigate such risks. Environmental and ethical risks are also covered in Genmab’s statutory report on Corporate Responsibility.

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Risk Management

Risk related to	Risk areas	Mitigation	Risk trend
Business and Products	The identification and development of successful products is expensive and includes time-consuming clinical trials with uncertain outcomes and the risk of failure to obtain regulatory approval in one or more jurisdictions.	Genmab has a disciplined approach to investment, focusing on areas with the potential to maximize success, including new technologies and formats, scaling up to expand from early- to late-stage development and commercialization. Genmab has established various committees to ensure optimal selection of disease targets and formats of our antibody candidates, and to monitor progress of pre-clinical and clinical development. We strive to have a well-balanced product pipeline and continue to identify and search for new product candidates and closely follow the market.	=
	Genmab is dependent on the identification and development of new proprietary technologies and access to new third-party technologies. This exposes us to safety issues as well as other failures and setbacks related to use of such new or existing technologies.	Genmab continually strives to identify and develop new technologies, such as the DuoBody, HexaBody, DuoHexaBody and HexElect technology platforms, and gain access to competitive and complementary new third-party technologies such as ADC technology and messenger ribonucleic acid (mRNA) technology. We closely monitor our pre-clinical programs and clinical trials to mitigate any unforeseen safety issues or other failures, or setbacks associated with the use of our proprietary technology platforms, ADC technology or mRNA technology.	=
	Genmab faces ongoing uncertainty about the successful commercialization of product candidates. This is a result of factors including immense competition on the basis of cost and efficacy as well as rapid technological change, which may result in others discovering, developing or commercializing competing products before and/or more successfully than us.	From early in the research phase and throughout development, commercial potential and product commercialization, associated risks are assessed to ensure that final products have the potential to be commercially viable. Genmab attempts to control commercial risks in part by regularly monitoring and evaluating current market conditions, competing products and new technologies, to potentially gain access to new technologies and products that may supplement our pipeline. Genmab also strives to ensure market exclusivity for its own technologies and products by seeking patent protection.	↑
	Genmab's near- and mid-term prospects are substantially dependent on continued clinical and commercial success of DARZALEX. DARZALEX is subject to intense competition in the multiple myeloma therapy market.	Genmab focuses on its three-pronged strategy of focusing on our core competence, turning science into medicine and building a profitable and successful biotech to develop a broad pipeline of unique best-in-class or first-in-class antibody products with significant commercial potential. In addition, Genmab maintains a strong cash position, disciplined financial management, and a flexible and capital efficient business model to mitigate potential setbacks related to DARZALEX. In 2020, two additional Genmab-created antibody products, Kesimpta and TEPEZZA, were approved by the U.S. FDA. In 2021 and 2022, respectively, the first and second DuoBody-based medicines, RYBREVANT and TECVAYLI, were approved by the U.S. FDA and the European Commission. All of these provide Genmab with additional recurring royalty revenue. Tivdak, Genmab's first medicine, in development with Seagen, was approved by the U.S. FDA and product sales of Tivdak commenced in 2021.	=
	Genmab has exposure to product liability claims related to the use or misuse of our products and technologies.	Product liability claims and/or litigation could materially affect our business and financial position, and Genmab therefore strives to maintain robust internal processes for the review, approval, and compliant use of promotion materials and also maintains appropriate product liability insurance for our clinical trials and our approved products and other coverage required under applicable laws.	=
	Our core research and manufacturing activities are carried out at a limited number of locations. Any event resulting in Genmab's or our vendors'/suppliers' inability to operate these facilities could materially disrupt our business.	Genmab employs oversight and quality risk management principles. In addition, Genmab follows Good Laboratory Practices (GLP), Good Manufacturing Practices (GMP) and requires that our vendors operate with the same standards. Genmab has established a quality assurance (QA) department to set high-quality standards and monitor adherence to these Practices.	↑

Risk Level in Relation to Last Year: = Unchanged ↓ Decreased ↑ Increased

61 Genmab | 2022 Annual Report | Management's Review

62 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Table of Contents Management’s Review Risk related to Risk areas Mitigation Risk trend Business and Products (continued) If we are unable to effectively manage Genmab’s continued fast-paced growth or build our commercialization and other capabilities, our business, financial condition and net profits may be adversely affected. Any business disruption or failure to properly manage this continued growth and transformation in a manner that reflects and supports our organizational strategies and priorities, while assuring ethical business practices, prudent risk management, and commercial compliance, could have a material adverse effect on our business, financial condition, results of operations and cash flows. We have experienced rapid growth over the last several years, and we anticipate further growth as our pipeline advances, and we move toward further commercialization of products. Such growth, including enabling new commercialization, support and other functions, has placed significant demands on our management and infrastructure, including new operational and financial systems, as well as extending manufacturing and commercial outsource arrangements. Our success will depend in part upon our ability to manage this growth effectively through leadership, focused prioritization and talent management, and maintaining our robust, values-based, collaborative culture. As we continue to grow and evolve, we must continuously improve our operational, commercial, compliance, financial and management practices and controls. Genmab is subject to government regulations on pricing/ public reimbursement as well as other healthcare payer cost-containment initiatives; increased pressures by governmental and third-party payers to reduce healthcare costs. Genmab strives to develop differentiated, cost-effective products that are well-positioned to secure reasonable price reimbursement by government healthcare programs and private health insurers. Genmab has also established a US Government Affairs & Policy department to interact with federal and state policymakers to advance policies aimed at improving patient lives through access to quality healthcare. The US Market Access department was established to educate payers on the value of our products. Strategic Collaborations Genmab is dependent on existing and new partnerships with major pharmaceutical or biotech companies to support our business and develop and commercialize our products. Our business may suffer if our collaboration partners do not devote sufficient resources to our programs and products, do not successfully maintain, defend and enforce their intellectual property rights or do not otherwise have the ability to successfully develop or commercialize our products, independently or in collaboration with others. Our business may also suffer if we are not able to continue our current collaborations or establish new collaborations. Genmab strives to be an attractive and respected collaboration partner, and to pursue a close and open dialogue with our collaboration partners to share ideas and align on best practices and decisions within clinical development and commercialization to increase the likelihood that we reach our goals. Genmab is primarily dependent on one contract manufacturing organization to produce and supply our product candidates. Genmab is also dependent on clinical research organizations to conduct key aspects of our clinical trials, and on collaboration partners to conduct some of our clinical trials. Genmab oversees outsourcing and partnership relationships to ensure consistency with strategic objectives and service provider compliance with regulatory requirements, resources and performance. This includes assessment of contingency plans, availability of alternative service providers and costs and resources required to switch service providers. We continually evaluate financial solvency and require our suppliers to abide by a code of conduct consistent with Genmab’s Code of Conduct. Risk Management Risk Level in Relation to Last Year: Unchanged Decreased Increased

63 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Management’s Review Table of Contents Risk related to Risk areas Mitigation Risk trend Regulation, Legislation, and Compliance Genmab is subject to extensive legislative, regulatory and other requirements both during clinical development and commercialization and post-marketing approval, including healthcare, marketing/promotion, fraud and abuse, competition/ antitrust laws and regulations, as well as transparency, data protection and other requirements. Genmab is subject to strict disclosure obligations under applicable laws and regulations, including the EU Market Abuse Regulation. As a consequence of the listing on the Nasdaq Global Select market, we are subject to additional U.S. regulatory requirements, including U.S. securities laws and the U.S. Foreign Corrupt Practices Act, and may become more exposed to U.S. class actions. To ensure compliance with applicable healthcare laws and regulations, Genmab has established a robust compliance program, including a Code of Conduct that is evaluated periodically and sets high ethical standards on which all colleagues receive regular training. Also, our head of Global Compliance reports directly to the CEO. The data protection area, including policies and guidance for the processing and protection of personal data, is supported by the Company’s Data Protection Officer. To further support compliance with regulatory, legal and other requirements applicable to our business and operations, including current Good Laboratory Practices (cGLP), current Good Clinical Practices (cGCP) and current Good Manufacturing Practices (cGMP), Genmab has established a quality assurance department whose function includes staying abreast of and adhering to regulatory and legislative changes relevant to quality standards. Genmab has also established relevant procedures and guidelines to ensure transparency with respect to providing timely, adequate and correct information to the market and otherwise comply with applicable securities laws and other legal and regulatory requirements. Genmab has an Internal Audit function that reports to the Audit and Finance Committee of the Board of Directors and administratively reports to the CFO. Legislation, regulations, industry codes and practices, and their application may change from time to time. To prevent unwarranted consequences of new and amended legislation, regulations, etc., Genmab strives to stay current with respect to all applicable legislation, regulations, industry codes and practices by means of its internal compliance function and related governance bodies as well as internal and external legal counsel. Also, internal procedures for review and refinement of contracts are ongoing to ensure contractual consistency and compliance with applicable legislation, regulation, and other standards. Intellectual Property Genmab is dependent on protecting our own intellectual property rights to regain our investments and protect our competitive positions. We may become involved in lawsuits to protect or enforce our patents or other intellectual property which could result in costly litigation and unfavorable outcomes. Claims may be asserted against us that we infringe the intellectual property of third parties, which could result in costly litigation and unfavorable outcomes. Genmab files and prosecutes patent applications to optimally protect its products and technologies. To protect trade secrets and technologies, Genmab maintains strict confidentiality standards and agreements for employees and collaborating parties. Genmab actively monitors third-party patent positions within our relevant fields to avoid violating any third-party patent rights. Finances Genmab may need additional funding. Because Genmab’s future commercial potential and operating profits are hard to predict, Genmab’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence, and a continuous advancement of Genmab’s product pipeline and business in general. Genmab is exposed to different kinds of financial risks, including currency exposure and changes in interest rates as well as changes in Danish, U.S. or foreign tax laws or related compliance requirements. Genmab has established financial risk management guidelines to identify and analyze relevant risks, to set appropriate risk limits and controls, and to monitor the risks and adherence to limits. Please refer to Note 4.2 of the financial statements for additional information regarding financial risks. Risk Management Risk Level in Relation to Last Year: Unchanged Decreased Increased

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Risk Management

Risk related to	Risk areas	Mitigation	Risk trend
Management and Workforce	Genmab may have an inability to attract and retain suitably qualified team members as it continues to grow.	To attract and retain our highly skilled team, including the members of Genmab's Senior Leadership, Genmab offers competitive remuneration packages, including share-based remuneration. Genmab strives to create a positive and energizing working environment with development and training opportunities for its team members. Genmab has strong core values that nourish high-integrity and ethical behavior, respectful and candid tone and culture, as well as trust and teamwork. Please refer to **Note 4.6** of the financial statements for additional information regarding share-based compensation.	Increased
Cybersecurity	Genmab may be subject to malicious cyber-attacks which can lead to the theft or leakage of intellectual property, sensitive business data, or personal employee or patient data, with the result of significant business disruptions, monetary loss or fines from authorities, or reputational damage.	Genmab has implemented robust security controls and processes to enhance the identification of potential data/systems security issues and mitigate the risk of security breaches. Genmab makes use of the National Institute of Standards and Technology (NIST) Cybersecurity Framework and other security standards to define and implement such security controls. Due to the continually changing threat environment, regular assessments are executed to ensure that implemented security controls and processes follow the threat profile of the Company and effectively support Genmab's ambitious business strategy. The risk of security breaches is regarded as enterprise risk and the Company's threat profile, the security program and security incidents are presented and discussed in meetings of the Global Compliance and Risk Committee and the Audit and Finance Committee of the Board of Directors.	Increased
COVID-19 Pandemic	The global outbreak of COVID-19 has continued to evolve, may be further prolonged, and may have long-term impacts on the development, regulatory approval and commercialization of our product candidates and on net sales of our approved products. The extent, length and consequences of the pandemic are uncertain and impossible to predict. The factors discussed above, as well as other factors which are currently unanticipated or unforeseeable, may result in further and other unforeseen material adverse impacts on our business and financial performance.	Genmab has a COVID-19 response team, led by the CEO, that monitors the situation and implements precautionary measures based on local recommendations, as necessary to help limit the impact of COVID-19 at our workplace and on our communities, and that helps ensure business continuity and mitigate effects on employee well-being. While global health authorities and global vaccination efforts alleviated some of the adverse impacts of the COVID-19 pandemic, Genmab assesses the situation on an ongoing basis in close contact with clinical trial sites, physicians and CROs to evaluate the impact and challenges posed by the COVID-19 situation and manage them accordingly.	Unchanged
Climate	Genmab's inability to manage the carbon footprint from our business operations; climate-related events may impact our business operations or that of our third-party partners or suppliers.	In 2022, we continued the assessment of our carbon footprint and the implementation of the TCFD recommendations. We calculated our Scope 1 and 2 emissions for 2022 in accordance with the global standard for carbon accounting, the GHG Protocol. In 2022 we also initiated the process of estimating our Scope 3 footprint in accordance with the GHG Protocol. Genmab makes use of scenario analysis to evaluate our risks and opportunities due to the rapid pace of world climate change. Genmab's work with climate strategy, carbon reduction targets, climate-related financial risk, relevant prevention and mitigation measures will be presented to the Board of Directors biannually.	Unchanged

Risk Level in Relation to Last Year: Unchanged Decreased Increased

64 Genmab | 2022 Annual Report | Management's Review

65 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Management’s Review Table of Contents As an international biotech company dedicated to improving the lives of cancer patients around the world, Genmab operates within a heavily regulated environment that exposes us to an ever-evolving set of risks, some of which are beyond our control. We maintain facilities in four countries, conduct activities in additional areas, and perform an array of essential innovation, research, development, commercialization and support functions, all of which pose risks to our operations and success. Specifically, these operations and activities expose us to risks that include but may not be limited to financial, research and development, regulatory, IT/data/technology, staffing, compliance, legal, and also environmental risks. In order to assure that we are positioned to effectively identify and mitigate the potential impacts of these risks, Genmab has dedicated significant resources toward enabling a more robust ERM framework under the Global Compliance & Risk function that reports directly to the CEO. In concert with a refreshed Code of Conduct, company policies and procedures, Genmab has chartered a Global Compliance and Risk Governance Committee (GCRC) co-chaired by the CEO and the head of Compliance & Risk. Genmab has also updated our risk model and framework to include significantly enhanced risk oversight, mitigation, governance and reporting, all of which we believe positions us to better manage the risks associated with our business, now and into the future. Enterprise Risk Management Effective ERM starts with strong governance Board of Directors and Audit and Finance Committee Board of Directors delegates ERM/Risk oversight to the Audit and Finance Committee but retains visibility of ERM progress. The Audit and Finance Committee is accountable to ensure management appropriately manages the risks to the business. Executive Management Maintains ultimate ownership of and accountability for management of top risks, enabling proper linkage of risk management to strategic initiatives and business decisions. GCRC Validation of risk identification, prioritization, strategic and tactical ownership of risk mitigation plans and reporting. ERM Framework Routinely gathers risks, evaluates with risk sponsors, prioritizes and reports to the GCRC, Executive Management and Board of Directors, driving deep risk discussions, and supporting risk sponsors and management in facilitating robust enterprise risk management processes, risk-intelligent decision-making and key risk capabilities. Risk Sponsors and Business Champions Manage risks in normal course of business, executing risk plans/miti-gation activities, and monitoring and reporting key risk information.

66 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Table of Contents Management’s Review Corporate Governance Genmab works diligently to improve its guidelines and policies for corporate governance, taking into account the recent trends in international and domestic requirements and recommendations. Genmab’s commitment to corporate governance is based on ethics and integrity and forms the basis of its effort to strengthen the confidence that existing and future shareholders, partners, employees and other stakeholders have in Genmab. The role of shareholders and their interaction with Genmab is important. Genmab believes that open and transparent communication is necessary to maintain the confidence of Genmab’s shareholders and achieves this through company announcements, investor meetings and company presentations. Genmab is committed to providing reliable and transparent information about its business, financial results, development programs and scientific results in a clear and timely manner. All Danish companies listed on the Nasdaq Copenhagen are required to disclose in their annual reports how they address the Recommen-dations for Corporate Governance issued by the Committee on Corporate Governance in December 2020 (the “Recommendations”), applying the “comply-or-explain” principle. Genmab follows the Recommendations, except for one specific sub-area where Genmab’s corporate governance principles differ from the Recommendations: • The Recommendations provide that according to a company’s takeover contingency procedures, the board of directors abstains from countering any takeover bids by taking actions that seek to prevent the shareholders from deciding on the takeover bid, without the approval of the general meeting. Genmab does not have such a restriction in its takeover contingency procedures and retains the right in certain circumstances to reject takeover bids without consulting the shareholders. Genmab believes this provides the Board of Directors with the needed flexibility to best respond to takeover bids and to negotiate with bidders; retaining this flexibility helps the Board of Directors meet its objectives in protecting and creating value in the interest of the shareholders. Actions will be determined on a case-by-case basis with due consideration to the interests of the shareholders and other stakeholders. Genmab publishes its statutory report on Corporate Governance for the financial year 2022 cf. Article 107b of the Danish Financial Statements Act (“Lovpligtig redegørelse for virksomhed-sledelse jf. årsregnskabslovens § 107 b”) on the Company’s website, including a detailed descrip-tion of the Board of Directors’ consideration in respect of all the Recommendations. The statutory report on Corporate Governance can be found on Genmab’s website https://ir.genmab.com/ corporate-governance#content. The Board of Directors The Board of Directors plays an active role within Genmab in setting the strategies and goals for Genmab and monitoring its operations and results. Board duties include establishing policies for strategy, accounting, organization and finance and the appointment of Executive Management members. The Board of Directors also assesses Genmab’s capital and share structure and is responsible for approving share issues and the grant of warrants and RSUs. The Board of Directors has established an annual process whereby the Board of Directors’ performance is assessed through self-evaluation to verify that the Board of Directors is capable of fulfilling its function and responsibilities. When performing these evaluations external assistance is obtained every year. The outcome of the Board of Directors’ 2022 self-assessment was positive with only minor areas for improve-ment identified. Board Committees To support the Board of Directors in its duties, the Board of Directors has established and appointed a Compensation Committee, an Audit and Finance Committee, a Nominating and Corporate Governance Committee and a Scientific Committee. These committees are charged with reviewing issues pertaining to their respective fields that are due to be considered at Board of Directors’ meetings. Written charters specifying the tasks and responsibilities for each of the committees are available on Genmab’s website www.genmab.com. For more details on the work, composition and evaluation of the Board of Directors and its committees, reference is made to the statutory report on Corporate Governance. Remuneration Policy A Remuneration Policy applying to the compen-sation of members of the Board of Directors and the registered Executive Management of Genmab A/S has been prepared in accordance with Sections 139 and 139a of the Danish Companies Act and was most recently considered and adopted by the 2021 Annual General Meeting pursuant to the Danish Companies Act (in Danish “Selskabsloven”). The Remuneration Policy contains an exhaustive description of the remuneration components for members of the Board of Directors and the registered Executive Management and includes

67 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Management’s Review Table of Contents Corporate Governance the reasons for choosing the individual compo-nents of the remuneration and a description of the criteria on which the balance between the individual components of the remuneration is based. The latest version, which was adopted by the General Meeting in 2021, can be downloaded from Genmab’s website https://ir.genmab.com/ governance/compensation#content. Compensation Report In accordance with the Recommendations, Genmab has prepared a compensation report for the financial year 2022 that includes infor-mation on the total remuneration received by each member of the Board of Directors and the registered Executive Management from Genmab A/S and other Group companies for the last three years, including information on the most important content of retention and resignation arrangements and the correlation between the remuneration and company strategy and relevant related goals (the “Compensation Report”). The Compensation Report can be found on Genmab’s website https://ir.genmab.com/governance/ compensation#content. Change of Control The Danish Financial Statements Act (Section 107a) contains rules relating to listed companies with respect to certain disclosures that may be of interest to the stock market and potential takeover bidders, in particular in relation to disclosure of change of control provisions. In the event of a change of control, change of control clauses are included in some of our collaboration, develop-ment and license agreements as well as in service agreements for certain employees. Collaboration, Development and License Agreements Genmab has entered into collaboration, devel-opment and license agreements with external parties, which may be subject to renegotia-tion in the case of a change of control event as specified in the individual agreements. However, any changes in the agreements are not expected to have significant influence on our financial position. Service Agreements with Executive Management and Employees The service agreements with each registered member of the Executive Management may be terminated by Genmab with no less than 12 months’ notice and by the registered member of the Executive Management with no less than six months’ notice. In the event of a change of control of Genmab, the termination notice due to the registered member of the Executive Management is extended to 24 months. In the event of termi-nation by Genmab (unless for cause) or by a registered member of Executive Management as a result of a change of control of Genmab, Genmab is obliged to pay a registered member of Executive Management a compensation equal to his/her existing total salary (including benefits) for up to two years in addition to the notice period. In addition, Genmab has entered into service agreements with a limited number of employees according to which Genmab may become obliged to compensate the employees in connection with a change of control of Genmab. If Genmab, as a result of a change of control, terminates the service agreement without cause or changes the working conditions to the detriment of the employee, the employee shall be entitled to terminate the employment relationship without further cause with one month’s notice in which case Genmab shall pay the employee a compensation equal to one-half, one or two times the employee’s existing annual salary (including benefits). Change of control clauses related to our warrant and RSU programs are outlined in Note 4.6. Share capital Information on share capital is included in Note 4.7. Unless otherwise provided in the Danish Companies Act, the adoption of any resolution to amend Genmab A/S’ articles of association shall be subject to the affirmative vote of not less than two thirds of the votes cast, as well as of the voting share capital represented at the general meeting. Genmab A/S’ entire articles of association can be found on our website www.genmab.com.

Table of Contents | Management's Review | Financial Statements | Other Information

Board of Directors



Deirdre P. Connelly

Hispanic/American, 62, Female

Board Chair (Independent, elected by the General Meeting); Chair of the Nominating and Corporate Governance Committee, Member of the Compensation Committee and the Audit and Finance Committee

First elected 2017, current term expires 2023

Special Competencies

More than 30 years' experience as a corporate leader and extensive experience in corporate governance as a board member. Comprehensive experience with business turnaround, corporate culture transformation, product launch and talent development. Successfully directed the launch of more than 20 new pharmaceutical drugs. Former President, North America Pharmaceuticals for GlaxoSmithKline.

Current Board Positions

- Member: Lincoln Financial Corporation[1], Macy's Inc.[2]

1. Chair of Corporate Governance Committee, Member of Audit Committee
2. Chair of Nominating and Governance Committee, Member of Compensation and Management Development Committee



Pernille Erenbjerg

Danish, 55, Female

Deputy Chair (Independent, elected by the General Meeting); Chair of the Audit and Finance Committee, Member of the Nominating and Corporate Governance Committee

First elected 2015, current term expires 2023

Special Competencies

Senior executive management and broad business experience from the telecoms, media and tech industries. Extensive experience with operation and strategic transformation of large and complex companies, including digital transformations and digitally based innovation. ESG experience from executive and non-executive positions. Comprehensive all-around background within finance, including extensive exposure to public and private equity and debt investors. Certified Public Accountant background (no longer practicing). Responsible for major transformation processes in complex organizations including M&A. Former CEO and President of TDC Group A/S. Due to her experience and background within accounting, Pernille Erenbjerg qualifies as an audit committee financial expert.

Current Board Positions

- Chair: Nordic Entertainment Group (NENT)
- Deputy Chair: Millicom[1]
- Member: RTL Group[2], GlobalConnect

1. Chair of Compensation Committee 2. Chair of Audit Committee



Anders Gersel Pedersen, M.D., Ph.D.

Danish, 71, Male

Board Member (Non-independent, elected by the General Meeting); Chair of the Compensation Committee, Member of the Nominating and Corporate Governance Committee and the Scientific Committee

First elected 2003, current term expires 2023

Special Competencies

Business and management experience in the pharmaceutical industry, including expertise in clinical research, development, regulatory affairs and product life cycle management. Former Executive Vice President of Research & Development of H. Lundbeck A/S.

Current Board Positions

- Chair: Aelis Farma S.A.S.
- Deputy Chair: Bavarian Nordic A/S[1]
- Member: Hansa Biopharma AB[2], Bond 2 Development 2 GP Limited

1. Member of Nomination and Compensation Committee, Member of Science, Technology & Investment Committee
2. Chair of Scientific Committee, Member of Remuneration Committee

68 Genmab | 2022 Annual Report | Management's Review

69 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Management’s Review Table of Contents Elizabeth A. O’Farrell American, 58, Female Board Member (Independent, elected by the General Meeting); Member of the Compensation Committee and the Audit & Finance Committee First elected 2022, current term expires 2023 Special Competencies Solid financial experience including strategic, operational and reporting across the value chain. Additional expertise in leading cross-functional teams, championing culture, and driving paradigm changing contributions within finance and the enterprise through collaboration and influence. Over 24 years’ experience at Eli Lilly, in addition to experience at Price Waterhouse and Whipple & Company Corporation. Current Board Positions • Chair: PDL BioPharma • Member: LENSAR1 , Geron Corporation2, Karius3 1. Chair of Audit Committee 2. Chair of Audit Committee 3. Chair of Audit Committee Rolf Hoffmann German, 63, Male Board Member (Independent, elected by the General Meeting); Member of the Audit and Finance Committee and the Scientific Committee First elected 2017, current term expires 2023 Special Competencies Extensive international management experience with expertise in creating and optimizing commercial opportunities in global markets. Additional expertise in P&L management, governance and Corporate Integrity Agreement Management, compliance and organizational efficiency. Over 20 years’ experience in the international pharmaceu-tical and biotechnology industries at Eli Lilly and Amgen. Current Position, Including Managerial Positions • Adjunct Professor Strategy and Entrepreneurship, University of North Carolina Business School Current Board Positions • Member: Paratek Pharmaceuticals, Inc.1 , IDT Biologika, Semdor Pharma 1. Member of Nominating and Corporate Governance Committee Board of Directors Paolo Paoletti, M.D. Italian (U.S. Citizen), 72, Male Board Member (Independent, elected by the General Meeting); Chair of the Scientific Committee, Member of the Compensation Committee First elected 2015, current term expires 2023 Special Competencies Extensive experience in research, development and commercial-ization in the pharmaceutical industry. Successfully conducted submissions and approvals of new cancer drugs and new indications in the U.S. and in Europe. Responsible for seven new medicines for cancer patients during his 10 years at GlaxoSmithKline and one new cancer medicine during his time at Eli Lilly. Current Position, Including Managerial Positions • Member of the Investment Committee for Apollo Therapeutics Limited • Scientific Advisor for 3B Future Health Fund Current Board Positions • Member: Akamis Bio Limited

70 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Table of Contents Management’s Review Mijke Zachariasse, Ph.D. Dutch, 49, Female Board Member (Non-independent, elected by the employees) First elected 2019, current term expires 2025 Special Competencies Broad experience in people and business management in the natural sciences sector. Specific expertise in building strategic partnerships across sectors, financial and fund management, and setting research strategies in the academic sector. Current Position, Including Managerial Positions • Senior Director, Head of Antibody Research Materials at Genmab Board of Directors Martin Schultz Danish, 47, Male Board Member (Non-independent, elected by the employees) First elected 2022, current term expires 2025 Special Competencies Broad experience within clinical trial management with a substantial understanding and knowledge of research and development. Specific expertise in project management, vendor collaboration, contract and budget management. Current Position, Including Managerial Positions • Senior Director, Clinical Operations at Genmab Takahiro Hamatani Japanese, 48, Male Board Member (Non-independent, elected by the employees) First elected 2022, current term expires 2025 Special Competencies Over 20 years’ experience in the pharmaceutical industry in various roles including finance, sales/marketing, and corporate strategy. Extensive expertise in strategic business planning and finance business partnering. Experience in successful product launches, geographical expansions, and business development deals. Certified Public Accountant in the U.S. Current Position, Including Managerial Positions • Senior Director, Finance Japan at Genmab

71 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Management’s Review Table of Contents Senior Leadership Anthony Pagano American, 45, Male Executive Vice President & Chief Financial Officer Special Competencies Significant knowledge and experience in the life sciences industry particularly as it relates to corporate finance, corporate development, stra-tegic planning, general management, treasury, accounting and corporate governance. Jan G. J. van de Winkel, Ph.D. Dutch, 61, Male President & Chief Executive Officer Special Competencies Extensive antibody creation and development expertise, broad knowledge of the biotechnology industry and executive management skills. Current Board Positions • Chair: Hookipa Pharma • Member: Leo Pharma Anthony Mancini Canadian-Italian (U.S. Citizen), 52, Male Executive Vice President & Chief Operating Officer Special Competencies Significant expertise and experience in the life sciences industry across strategic and operational leadership roles; commercialization & launch, strategic planning, partnerships/alliances, general management, leading large Biopharma P&Ls and organizations. Judith Klimovsky, M.D. Argentinian (U.S. Citizen), 66, Female Executive Vice President & Chief Development Officer Special Competencies Extensive expertise in oncology drug devel-opment from early clinical stages through to marketing approval, experience in clinical practice and leading large teams in pharmaceutical organizations. Current Board Positions • Member: Bellicum Pharmaceuticals

72 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Table of Contents Management’s Review Birgitte Stephensen Danish, 62, Female Executive Vice President, Chief Legal Officer Special Competencies Intellectual property and legal expertise in the biotechnology field. Tahamtan Ahmadi, M.D., Ph.D. Iranian-German (U.S. Citizen), 50, Male Executive Vice President & Chief Medical Officer, Head of Experimental Medicines Special Competencies Significant expertise in global regulatory and clinical drug development across entire spectrum from pre-IND to life cycle management; drug discovery and translational research. Martine J. van Vugt, Ph.D. Dutch, 52, Female Senior Vice President, Corporate Strategy and Planning Special Competencies Extensive knowledge of and experience in Corporate Strategy, Business Development, as well as Portfolio, Project and Alliance Management. Christopher Cozic American, 45, Male Executive Vice President, Chief People Officer Special Competencies Expertise in strategic leadership, organization design, human resource management, policy development, employee relations, organizational development, and a heavy concentration in all aspects of corporate growth and expansion. Senior Leadership

73 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Management’s Review Table of Contents Shareholders and Share Information Ownership Genmab is dual listed on the Nasdaq Copenhagen and the Nasdaq Global Select Market in the U.S. under the symbol GMAB. Our communication with the capital markets complies with the disclosure rules and regulations of these exchanges. As of December 31, 2022, the number of registered shareholders totaled 78,928 shareholders holding a total of 64,166,414 shares, which represented 97% of the total share capital of 65,961,573. The following shareholders are registered in Genmab’s register of shareholders as being the owner of a minimum of 5% of the voting rights or a minimum of 5% of the share capital (one share equals one vote) as of December 31, 2022: • BlackRock, Inc., 55 East 52nd Street, New York, New York 10055, United States of America (6.8%) • Wellington Management Group LLP, 280 Congress Street, Boston, Massachusetts, United States of America (6.18%) Shareholders registered in the Company’s shareholder registry may sign up for electronic shareholder communications via Genmab’s investor portal. The investor portal can be accessed at Genmab’s website www.genmab. com/investors/. Electronic shareholder commu-nication enables Genmab to, among other things, quickly and efficiently call general meetings. The following table shows share data as of December 31, 2022. Share Data Denmark U.S. Number of shares at December 31, 2022 65,961,573 4,661,201 (represented by 46,612,010 American Depository Shares (ADSs)) Listing Nasdaq Copenhagen Nasdaq Global Select Market, New York Ticker Symbol GMAB GMAB Index Membership OMX Nordic Large Cap Index OMX Copenhagen Benchmark Index OMX Copenhagen 25 Index (OMXC25) Nasdaq Biotech Index The charts included here illustrate the performance of the Genmab share during 2022 and the geographical distribution of our shareholders. As of December 31, 2022 Genmab’s shares closed at DKK 2,941 and ADSs closed at USD 42.38. Please refer to Note 4.7 of the financial statements for additional information regarding Genmab’s share capital including authorizations to issue shares and purchase its own shares. Stock Performance Comparison YTD 2022 (Index 100 = stock price on December 31, 2021) Geographical Shareholder Distribution* * Based on Nasdaq Corporate Solutions aggregated data per June 30, 2021 and June 30, 2022 ** “Other” includes shares held in other countries and shares not held in nominee accounts, including OTC traded shares 70 80 90 100 110 120 130 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Genmab OMXC25 Index Nasdaq Biotech Index 30% 22% 3% 4% 2021 2022 4% 3% 8% 10% 20% 19% 35% 42% USA Denmark UK Netherlands Luxembourg Other**

74 Financial Statements Other Information Genmab | 2022 Annual Report | Management’s Review Table of Contents Management’s Review Shareholders and Share Information Genmab is a Foreign Private Issuer as defined in the SEC’s rules and regulations. The determination of foreign private issuer status is made annually on June 30. We will next make a determination with respect to our foreign private issuer status on June 30, 2023. American Depositary Receipt (ADR) Program Genmab has a sponsored Level 3 ADR program with Deutsche Bank Trust Company Americas. An ADS is a share certificate representing ownership of shares in a non-U.S. corporation. ADSs issued under Genmab’s ADR Program are quoted and traded in U.S. dollars on the Nasdaq Global Select Market in the United States. Ten Genmab ADSs correspond to one Genmab ordinary share. Genmab’s ADR ticker symbol is GMAB. For more information on Genmab’s ADR Program, visit https://ir.genmab.com/ adr-program#content. Investor Relations Genmab’s Investor Relations department aims to ensure relevant, accurate and timely information is available to our investors and the financial community. We maintain an ongoing dialogue with sell-side equity analysts, as well as major institutional and retail shareholders. A list of the current analysts covering Genmab can be found at our website along with financial reports, company announcements, current presentations, fact sheets and other downloads. Contact: For Media Relations: Marisol Peron Senior Vice President, Global Communications & Corporate Affairs T: +1 609 524 0065; E: mmp@genmab.com For Investor Relations: Andrew Carlsen Vice President, Head of Investor Relations T: +45 33 77 95 58; E: acn@genmab.com Annual General Meeting Genmab’s Annual General Meeting will be held on March 29, 2023 at 2:00 PM CEST. Further details will be included in the notice to convene the Annual General Meeting. Financial Calendar for 2023 Annual General Meeting 2023 Wednesday, March 29, 2023 Publication of the Interim Report for the first quarter 2023 Wednesday, May 10, 2023 Publication of the Interim Report for the first half 2023 Thursday, August 3, 2023 Publication of the Interim Report for the first nine months 2023 Tuesday, November 7, 2023

75 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements Financial Statements In this section 76 Financial Statements for the Genmab Group 116 Financial Statements of the Parent Company 132 Directors’ and Management’s Statement on the Annual Report 133 Independent Auditor’s Reports

76 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Group Table of Contents Primary Statements 77 Consolidated Statements of Comprehensive Income 78 Consolidated Balance Sheets 79 Consolidated Statements of Cash Flows 80 Consolidated Statements of Changes in Equity Section 1 Basis of Presentation 81 1.1 Nature of the Business and Accounting Policies 84 1.2 New Accounting Policies and Disclosures 84 1.3 Management’s Judgements and Estimates under IFRS Section 2 Results for the Year 85 2.1 Revenue 87 2.2 Information about Geographical Areas 87 2.3 Staff Costs 88 2.4 Corporate and Deferred Tax 89 2.5 Profit Per Share Section 3 Operating Assets and Liabilities 90 3.1 Intangible Assets 91 3.2 Property and Equipment 92 3.3 Leases 93 3.4 Other Investments 93 3.5 Receivables 94 3.6 Deferred Revenue 94 3.7 Other Payables Section 4 Capital Structure, Financial Risk and Related Items 95 4.1 Capital Management 95 4.2 Financial Risk 97 4.3 Financial Assets and Liabilities 99 4.4 Marketable Securities 100 4.5 Financial Income and Expenses 101 4.6 Share-Based Instruments 107 4.7 Share Capital Section 5 Other Disclosures 109 5.1 Remuneration of the Board of Directors and Executive Management 112 5.2 Related Party Disclosures 112 5.3 Commitments 112 5.4 Fees to Auditors Appointed at the Annual General Meeting 112 5.5 Adjustments to Cash Flow Statements 113 5.6 Collaborations and Technology Licenses 115 5.7 Subsequent Events The financial statements in the 2022 Annual Report are grouped into the following sections: Primary Statements; Basis of Presentation; Results for the Year; Operating Assets and Liabilities; Capital Structure, Financial Risk and Related Items; and Other Disclosures. Each note to the financial statements includes information about the accounting policies applied and significant manage-ment judgements and estimates in addition to the financial numbers.

77 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Group Primary Statements Income Statement (DKK million) Note 2022 2021 2020 Revenue 2.1, 2.2 14,595 8,482 10,111 Research and development expenses 2.3, 3.1, 3.2 (5,562) (4,181) (3,137) Selling, general and administrative expenses 2.3, 3.2 (2,676) (1,283) (661) Operating expenses (8,238) (5,464) (3,798) Operating profit 6,357 3,018 6,313 Financial income 4.5 1,358 1,667 1,149 Financial expenses 4.5 (680) (702) (1,558) Net profit before tax 7,035 3,983 5,904 Corporate tax 2.4 (1,513) (975) (1,146) Net profit 5,522 3,008 4,758 Basic net profit per share 2.5 84.45 46.00 73.00 Diluted net profit per share 2.5 83.65 45.54 72.21 Statement of Comprehensive Income Net profit 5,522 3,008 4,758 Other comprehensive income: Amounts which may be re-classified to the income statement: Exchange differences on translation of foreign operations 17 27 (44) Total comprehensive income 5,539 3,035 4,714 Consolidated Statements of Comprehensive Income

78 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Group Consolidated Balance Sheets (DKK million) Note December 31, 2022 December 31, 2021 Assets Intangible assets 2.2, 3.1 146 254 Property and equipment 2.2, 3.2 799 621 Right-of-use assets 2.2, 3.3 523 354 Receivables 2.2, 3.5 48 27 Deferred tax assets 2.4 252 264 Other investments 3.4 133 371 Total non-current assets 1,901 1,891 Corporate tax receivable 2.4 143 31 Receivables 3.5 5,910 3,367 Marketable securities 4.2, 4.4 12,431 10,381 Cash and cash equivalents 9,893 8,957 Total current assets 28,377 22,736 Total assets 30,278 24,627 Shareholders’ Equity and Liabilities Share capital 4.7 66 66 Share premium 4.7 12,309 12,029 Other reserves 98 81 Retained earnings 14,968 10,020 Total shareholders’ equity 27,441 22,196 Lease liabilities 3.3 523 363 Deferred revenue 3.6 480 487 Other payables 3.7 11 13 Total non-current liabilities 1,014 863 Lease liabilities 3.3 74 62 Deferred revenue 3.6 33 26 Other payables 3.7 1,716 1,480 Total current liabilities 1,823 1,568 Total liabilities 2,837 2,431 Total shareholders’ equity and liabilities 30,278 24,627 Primary Statements

79 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Group (DKK million) Note 2022 2021 2020 Cash flows from operating activities: Net profit before tax 7,035 3,983 5,904 Reversal of financial items, net 4.5 (678) (965) 409 Adjustment for non-cash transactions 5.5 801 526 459 Change in operating assets and liabilities 5.5 (1,930) (770) 987 Cash flows from operating activities before financial items 5,228 2,774 7,759 Interest received 283 208 170 Interest elements of lease payments 3.3 (15) (12) (9) Interest paid (1) – (11) Corporate taxes paid (1,583) (742) (1,476) Net cash provided by operating activities 3,912 2,228 6,433 Cash flows from investing activities: Investment in tangible assets 3.2 (317) (252) (307) Marketable securities bought (9,659) (15,514) (12,414) Marketable securities sold 7,254 14,469 10,370 Other investments bought 3.4 (39) (102) – Other investments sold 3.4 – 438 – Net cash (used in) investing activities (2,761) (961) (2,351) Cash flows from financing activities: Warrants exercised 280 135 140 Principal elements of lease payments 3.3 (73) (58) (44) Purchase of treasury shares (908) (447) – Payment of withholding taxes on behalf of employees on net settled RSUs (88) (50) (25) Net cash provided by (used in) financing activities (789) (420) 71 Changes in cash and cash equivalents 362 847 4,153 Cash and cash equivalents at the beginning of the period 8,957 7,260 3,552 Exchange rate adjustments 574 850 (445) Cash and cash equivalents at the end of the period 9,893 8,957 7,260 Cash and cash equivalents include: Bank deposits 9,299 8,661 5,054 Short-term marketable securities 594 296 2,206 Cash and cash equivalents at the end of the period 9,893 8,957 7,260 Primary Statements Consolidated Statements of Cash Flows

Table of Contents | Management's Review | Financial Statements | Other Information

Primary Statements

Consolidated Statements of Changes in Equity

(DKK million)	Share capital	Share premium	Translation reserves	Retained earnings	Shareholders' equity
Balance at December 31, 2019	**65**	**11,755**	**98**	**2,130**	**14,048**
Net profit	–	–	–	4,758	4,758
Other comprehensive income	–	–	(44)	–	(44)
Total comprehensive income	**–**	**–**	**(44)**	**4,758**	**4,714**
Transactions with owners:					
Exercise of warrants	1	139	–	–	140
Share-based compensation expenses	–	–	–	200	200
Net settlement of RSUs	–	–	–	(25)	(25)
Tax on items recognized directly in equity	–	–	–	44	44
Balance at December 31, 2020	**66**	**11,894**	**54**	**7,107**	**19,121**
Net profit	–	–	–	3,008	3,008
Other comprehensive income	–	–	27	–	27
Total comprehensive income	**–**	**–**	**27**	**3,008**	**3,035**
Transactions with owners:					
Exercise of warrants	–	135	–	–	135
Purchase of treasury shares	–	–	–	(447)	(447)
Share-based compensation expenses	–	–	–	310	310
Net settlement of RSUs	–	–	–	(50)	(50)
Tax on items recognized directly in equity	–	–	–	92	92
Balance at December 31, 2021	**66**	**12,029**	**81**	**10,020**	**22,196**
Net profit	–	–	–	5,522	5,522
Other comprehensive income	–	–	17	–	17
Total comprehensive income	**–**	**–**	**17**	**5,522**	**5,539**
Transactions with owners:					
Exercise of warrants	–	280	–	–	280
Purchase of treasury shares	–	–	–	(908)	(908)
Share-based compensation expenses	–	–	–	439	439
Net settlement of RSUs	–	–	–	(88)	(88)
Tax on items recognized directly in equity	–	–	–	(17)	(17)
Balance at December 31, 2022	**66**	**12,309**	**98**	**14,968**	**27,441**

80 Genmab | 2022 Annual Report | Financial Statements | Group

81 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Group These consolidated financial statements include Genmab A/S (parent company) and subsidiaries over which the parent company has control. The Genmab consolidated Group is referenced herein as “Genmab” or the “Company”. This section describes Genmab’s financial accounting policies including management’s judgements and estimates under International Financial Reporting Standards (IFRS). New or revised EU endorsed accounting standards and interpretations are described, in addition to how these changes are expected to impact the financial performance and reporting of Genmab. Genmab describes the accounting policies in conjunction with each note with the aim to provide a more understandable description of each accounting area. ESEF Reporting Genmab is required to file the Annual Report in the European Single Electronic Format (ESEF) using the XHTML format and to tag the consoli-dated financial statements including notes using Inline eXtensible Business Reporting Language (iXBRL). The iXBRL tags comply with the ESEF taxonomy. Where a financial statement line item is not defined in the ESEF taxonomy, an extension to the taxonomy has been created. The annual report submitted to the Danish Financial Supervisory Authority consists of the XHTML document together with certain technical files, all included in a file named 529900MTJPDPE4MHJ122-2022-12-31-en.zip. 1.1 Nature of the Business and Accounting Policies Genmab A/S is a publicly traded, international biotechnology company that was founded in 1999 and specializes in the creation and devel-opment of differentiated antibody therapeutics for the treatment of cancer and other diseases. Genmab has five approved products commer-cialized by third parties, one approved product that is jointly commercialized with a collaboration partner, a broad clinical and pre-clinical product pipeline and proprietary next-generation antibody technologies. The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) and in accordance with IFRS as endorsed by the EU and further requirements in the Danish Financial Statements Act. The consoli-dated financial statements were approved by the Board of Directors and authorized for issue on February 22, 2023. Except as outlined in Note 1.2, the financial statements have been prepared using the same accounting policies as 2021. Please refer to the overview below to see in which note/section the detailed accounting policy is included. Section 2 Results for the Year 2.1 Revenue 2.2 Information about Geographical Areas 2.3 Staff Costs 2.4 Corporate and Deferred Tax 2.5 Profit per Share Section 3 Operating Assets and Liabilities 3.1 Intangible Assets 3.2 Property and Equipment 3.3 Leases 3.4 Other Investments 3.5 Receivables 3.7 Other Payables Section 4 Capital Structure, Financial Risk and Related Items 4.3 Financial Assets and Liabilities 4.4 Marketable Securities 4.5 Financial Income and Expenses 4.6 Share-Based Instruments Basis of Presentation Section 1

82 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Group Section 1 Basis of Presentation | 1.1 Nature of the Business and Accounting Policies Materiality Genmab’s Annual Report is based on the concept of materiality and the Company focuses on information that is considered material and relevant to the users of the consolidated financial statements. The consolidated financial statements consist of a large number of trans-actions. These transactions are aggregated into classes according to their nature or function and presented in classes of similar items in the consol-idated financial statements as required by IFRS and the Danish Financial Statements Act. If items are individually immaterial, they are aggregated with other items of similar nature in the financial statements or in the notes. The disclosure requirements are substantial in IFRS and for Danish listed companies. Genmab provides these specific required disclosures unless the information is considered immaterial to the economic decision-making of the readers of the financial statements or not applicable. Consolidated Financial Statements The consolidated financial statements include Genmab A/S and subsidiaries over which the parent company has control. The parent controls a subsidiary when the parent is exposed to, or has rights to, variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power to direct the activities of the subsidiary. Genmab A/S (parent company) holds invest-ments either directly or indirectly in the following subsidiaries: Name Domicile Ownership and votes 2022 Ownership and votes 2021 Genmab B.V. Utrecht, the Netherlands 100% 100% Genmab Holding B.V. Utrecht, the Netherlands 100% 100% Genmab US, Inc. New Jersey, USA 100% 100% Genmab K.K. Tokyo, Japan 100% 100% Genmab’s consolidated financial statements have been prepared on the basis of the financial statements of the parent company and subsid-iaries—prepared under Genmab’s accounting policies—by combining similar accounting items on a line-by-line basis. On consolidation, inter-company income and expenses, intercompany receivables and payables, and unrealized gains and losses on transactions between the consoli-dated companies are eliminated. The recorded value of the equity interests in the consolidated subsidiaries is eliminated with the proportionate share of the subsidiaries’ equity. Subsidiaries are consolidated from the date when control is transferred to the Group. The income statements for subsidiaries with a different functional currency than Genmab’s presentation currency are translated into Genmab’s presentation currency at average exchange rates, and the balance sheets are trans-lated at the exchange rate in effect at the balance sheet date. Exchange rate differences arising from the trans-lation of foreign subsidiaries shareholders’ equity at the beginning of the year and exchange rate differences arising as a result of foreign subsid-iaries’ income statements being translated at average exchange rates are recorded in transla-tion reserves in shareholders’ equity. Functional and Presentation Currency The financial statements have been prepared in Danish Kroner (DKK), which is the functional and presentation currency of the parent company. Foreign Currency Transactions in foreign currencies are translated at the exchange rates in effect at the date of the transaction. Exchange rate gains and losses arising between the transaction date and the settlement date are recognized in the income statement as financial income or expense. Unsettled monetary assets and liabilities in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Exchange rate gains and losses arising between the trans-action date and the balance sheet date are recognized in the income statement as financial income or expense.

83 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Group Section 1 Basis of Presentation | 1.1 Nature of the Business and Accounting Policies Classification of Operating Expenses in the Income Statement Research and Development Expenses Research and development expenses primarily include salaries, benefits and other employee-related costs of Genmab’s research and development staff, license costs, manufacturing costs, pre-clinical costs, clinical trials, contractors and outside service fees, amortization and impair-ment of licenses and rights related to intangible assets, depreciation of property and equipment, and depreciation of right-of-use assets, to the extent that such costs are related to the Group’s research and development activities. Refer to Note 3.1 for a more detailed description on the treatment of Genmab’s research and development expenses. Selling, General and Administrative Expenses Selling, general and administrative expenses relate to the management and administration of Genmab, including commercialization activities. This primarily includes salaries, benefits and other employee costs related to management and support functions including human resources, information technology and the finance depart-ments. In addition, depreciation of property and equipment and depreciation of right-of-use assets, to the extent such expenses are related to administrative functions, are also included. Selling, general and administrative expenses are recognized in the income statement in the period to which they relate. Statements of Cash Flows The cash flow statement is presented using the indirect method with basis in the net profit before tax. Cash flows from operating activities are stated as the net profit before tax adjusted for net financial items, non-cash operating items such as depreciation, amortization, impairment losses, share-based compensation expenses, provi-sions, and for changes in operating assets and liabilities, interest paid and received, interest elements of lease payments and corporate taxes paid or received. Operating assets and liabilities are mainly comprised of changes in receivables and other payables excluding the items included in cash and cash equivalents. Changes in non-current assets and liabilities are included in operating assets and liabilities, if related to the main revenue-producing activities of Genmab. Cash flows from investing activities consist of purchases and sales of marketable securities and other investments, as well as purchases of property and equipment. Cash flows from financing activities relate to the purchase of treasury shares, exercise of warrants, payments of withholding taxes on behalf of employees on net settled RSUs and payments of long-term loans including installments on lease liabilities. Cash and cash equivalents are comprised of cash, bank deposits, and marketable securities with a maturity of less than ninety days on the date of acquisition. The statements of cash flows cannot be derived solely from the financial statements. Treasury Shares The total amount paid to acquire treasury shares including directly attributable costs and the proceeds from the sale of treasury shares is recognized in retained earnings. Research Collaborations, License Agreements and Collaborative Agreements Research Collaborations and License Agreements Genmab continues to pursue the establishment of research collaborations and licensing agree-ments. These arrangements often include upfront payments, expense reimbursements or payments to the collaboration partner, and milestone and royalty arrangements, contingent upon the occurrence of certain future events linked to the success of the asset in development. In regard to Genmab’s license agreements with Janssen, Novartis and Roche, each of these parties retain final decision-making authority over the relevant activities and as such no joint control exists. Refer to Note 2.1 for additional information related to revenue from these parties. Joint Collaborative Agreements Genmab has entered into a number of joint collab-orative agreements. These agreements often include upfront payments, expense reimburse-ments or payments to the collaboration partner, and milestone and royalty arrangements, contin-gent upon the occurrence of certain future events linked to the success of the asset in development. These agreements also provide Genmab with varying rights to develop, produce and market products together with its collaborative partners. Both parties in these arrangements share in the decision making and therefore have joint control of the arrangement. In 2022, Genmab’s more significant collaboration agreements are with AbbVie (Epcoritamab), Seagen (Tisotumab vedotin) and BioNTech. Refer to Note 2.1 for additional information related to revenue from our joint collabora-tive agreements. Refer to Note 5.6 for detailed information regarding Genmab’s significant Research Collaborations, License Agreements and Collaborative Agreements.

84 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Group Section 1 Basis of Presentation | 1.2 New Accounting Policies and Disclosures 1.2 New Accounting Policies and Disclosures New Accounting Policies and Disclosures for 2022 Genmab has, with effect from January 1, 2022, implemented the following standards and amendments: • Amendments to IFRS 3 Business Combinations; • Amendments to IAS 16 Property, Plant and Equipment; • Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and • Annual Improvements 2018–2020 All of the above amendments were issued on May 14, 2020. The implementation of these amendments did not have a material impact on the consolidated financial statements for the current or prior reporting periods and is not expected to have a significant impact in future reporting periods. New Accounting Policies and Disclosures Effective in 2023 or Later The IASB has issued a number of new standards and updated some existing standards, the majority of which are effective for accounting periods beginning on January 1, 2023 or later. Therefore, they are not incorporated in these consolidated financial statements. There are no standards presently known that are not yet effective and that would be expected to have a material impact on Genmab in current or future reporting periods and on foreseeable future transactions. 1.3 Management’s Judgements and Estimates under IFRS In preparing financial statements under IFRS, certain provisions in the standards require management’s judgements, including various accounting estimates and assumptions. These judgements and estimates affect the applica-tion of accounting policies, as well as reported amounts within the consolidated financial state-ments and disclosures. Determining the carrying amount of certain assets and liabilities requires judgements, estimates and assumptions concerning future events that are based on historical experience and other factors, which by their very nature are associated with uncertainty and unpredictability. Accounting estimates are based on historical experience and various other factors relative to the circumstances in which they are applied. Estimates are generally made based on informa-tion available at the time. Accounting judgements are made in the process of applying accounting policies. These judgements are typically made based on the guidance and information available at the time of application. These estimates and judgements may prove incomplete or incorrect, and unexpected events or circumstances may arise. Genmab is also subject to risks and uncertainties which may lead actual results to differ from these estimates, both positively and negatively. Specific risks for Genmab are discussed in the relevant section of this Annual Report and in the notes to the consoli-dated financial statements. The areas involving a high degree of judgement and estimation that are significant to the consol-idated financial statements are summarized below. Refer to the identified notes for further information on the key accounting estimates and judgements utilized in the preparation of the consolidated financial statements. Accounting Policy Key Accounting Estimates and Judgements Note Reference Estimation Risk Revenue Recognition Estimation of partner net sales amounts in the calculation of royalties Judgement in assessing the probability of attainment of milestones Estimation of variable consideration Judgement in assessing the nature of combined performance obligations within contracts Note 2.1 Moderate/ High Share Based Compensation Judgement in selecting assumptions required for valuation of warrant grants Note 4.6 Moderate Current and deferred income taxes Judgement and estimation regarding valuation of deferred income tax assets Estimation in developing the provision for any uncertain tax positions Note 2.4 Moderate Intangible assets Judgement in determining impairment of an intangible asset Note 3.1 Low

Table of Contents | Management's Review | Financial Statements | Other Information

Section 2

Results for the Year

This section includes disclosures related to revenue, information about geographical areas, staff costs, corporate and deferred tax and profit per share. A detailed description of the results for the year is provided in the Financial Review section in the Management's Review.

2.1 Revenue

(DKK million)	2022	2021	2020
Revenue by type:			
Royalties	11,672	6,977	4,741
Reimbursement revenue	818	531	431
Milestone revenue	1,767	954	351
License revenue	6	–	4,588
Collaboration revenue	332	20	–
Total	**14,595**	**8,482**	**10,111**
Revenue by collaboration partner:			
Janssen	10,620	6,847	4,693
AbbVie	1,174	245	4,398
Roche	796	603	305
Novartis	815	236	212
BioNTech	708	416	230
Seagen	413	135	201
Other	69	–	72
Total	**14,595**	**8,482**	**10,111**
Royalties by product:			
DARZALEX	10,056	6,135	4,419
TEPEZZA	796	593	298
Kesimpta	779	235	10
Other	41	14	14
Total	**11,672**	**6,977**	**4,741**

§ Accounting Policies

Genmab recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that it expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that Genmab determines are within the scope of IFRS 15, Genmab performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Genmab only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of IFRS 15, Genmab assesses the goods and services promised within each contract and identifies as a performance obligation each good or service that is distinct. Revenue is recognized in the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Royalties: Certain of Genmab's license and collaboration agreements include sales-based royalties based on the level of sales. The license has been deemed to be the predominant item to which the royalties relate under Genmab's

85 Genmab | 2022 Annual Report | Financial Statements | Group

86 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Group Section 2 Results for the Year | 2.1 Revenue license and collaboration agreements. As a result, Genmab recognizes revenue when the related sales occur. Reimbursement Revenue for R&D Services: Genmab’s research collaboration agreements include the provisions for reimbursement or cost sharing for research and development services and payment for FTEs at contractual rates. R&D services are performed and satisfied over time given that the customer simultaneously receives and consumes the benefits provided by Genmab and revenue for research services is recognized over time rather than at a point in time. Milestone Revenue: Certain of Genmab’s license and collaboration agreements include devel-opment, regulatory and commercial milestone payments based on the level of sales. At the inception of each arrangement that includes milestone payments, Genmab evaluates whether the achievement of milestones is considered highly probable and estimates the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of Genmab or the license and collaboration partner, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The transaction price is then allocated to each perfor-mance obligation on a relative stand-alone selling price basis, for which Genmab recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each subse-quent reporting period, Genmab re-evaluates the probability of achievement of such development milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and earnings in the period of adjustment. Under all of Genmab’s existing license and collaboration agreements, milestone payments have been allocated to the license transfer performance obligation. License Revenue for Intellectual Property: If the license to Genmab’s functional intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, Genmab recognizes revenues from non-refundable upfront fees allocated to the license at the point in time the license is trans-ferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, Genmab utilizes judgement to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. Under all of Genmab’s existing license and collaboration agreements the license to functional intellectual property has been determined to be distinct from other perfor-mance obligations identified in the agreement. Collaboration Revenue: Collaboration revenue includes net profit sharing arrangements for the sale of commercial products. When Genmab is determined to be the principal in sales to end customers, all product sales are included in net product sales in the income statement. As of December 31, 2022, Genmab has not recorded any net product sales. When Genmab’s collabo-ration partner is determined to be the principal in sales to end customers, Genmab’s share of net profits for the sale of commercial products is included in collaboration revenue. Refer to Note 5.6 for detailed information regarding Genmab’s significant Research Collaborations, License Agreements and Collaborative Agreements. Management’s Judgements and Estimates—Revenue Recognition Evaluating the criteria for revenue recognition under license and collaboration agreements requires management’s judgement to assess and determine the following: • An estimation of partner net sales amounts in determination of the calculation of royalties. • An assessment of whether the achievement of milestone payments is highly probable. • An estimation of variable consideration identified in the contract using key assumptions which may include forecasted revenues, development timelines, reimbursement rates for personnel costs, discount rates and probabilities of technical and regulatory success. • The nature of performance obligations and whether they are distinct or should be combined with other performance obligations to determine whether the performance obligations are satisfied over time or at a point in time.

Table of Contents | Management's Review | Financial Statements | Other Information

Section 2 Results for the Year | 2.2 Information about Geographical Areas

2.2
Information about Geographical Areas

Genmab is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any licensed products, marketed products, product candidates or geographical markets and no segment information is currently prepared for internal reporting.

Accordingly, it has been concluded that it is not relevant to include segment disclosures in the financial statements as Genmab's business activities are not organized on the basis of differences in related product and geographical areas.

(DKK million)	2022 Revenue	2022 Non-current assets	2021 Revenue	2021 Non-current assets	2020 Revenue	2020 Non-current assets
Denmark	14,595	211	8,482	269	10,111	344
Netherlands	–	793	–	422	–	380
United States	–	442	–	470	–	370
Japan	–	70	–	95	–	–
Total	**14,595**	**1,516**	**8,482**	**1,256**	**10,111**	**1,094**

§ Accounting Policies

Geographical information is presented for Genmab's revenue and non-current assets. Revenue is attributed to countries on the basis of the location of the legal entity holding the contract with the counterparty. Non-current assets comprise intangible assets, property and equipment, right-of-use assets and receivables.

2.3
Staff Costs

(DKK million)	2022	2021	2020
Wages and salaries	1,913	1,174	694
Share-based compensation	439	310	200
Defined contribution plans	112	80	51
Other social security costs	263	155	108
Government grants	(144)	(122)	(119)
Total	**2,583**	**1,597**	**934**
Staff costs are included in the income statement as follows:			
Research and development expenses	1,662	1,190	803
Selling, general and administrative expenses	1,065	529	250
Government grants related to research and development expenses	(144)	(122)	(119)
Total	**2,583**	**1,597**	**934**
Average number of FTE	**1,460**	**1,022**	**656**
Number of FTE at year-end	**1,660**	**1,212**	**781**

Refer to **Note 4.6** for additional information regarding share-based instruments and **Note 5.1** for additional information regarding the remuneration of the Board of Directors and Executive Management.

87 Genmab | 2022 Annual Report | Financial Statements | Group

Table of Contents | Management's Review | Financial Statements | Other Information

Section 2 Results for the Year | **2.4** Corporate and Deferred Tax

§ Accounting Policies

Staff Costs

Wages and salaries, other social security costs, paid leave and bonuses, and other employee benefits are recognized in the financial year in which the employee performs the associated work.

Genmab's pension plans are classified as defined contribution plans and, accordingly, no pension obligations are recognized in the balance sheet. Costs relating to defined contribution plans are included in the income statement in the period in which they are accrued, and outstanding contributions are included in other payables.

Termination benefits are recognized as an expense, when Genmab is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment.

Government Grants

The Dutch Research and Development Act "WBSO" provides compensation for a part of research and development wages and other costs through a reduction in payroll taxes. WBSO grant amounts are offset against wages and salaries and included in research and development expenses in the income statement.

2.4

Corporate and Deferred Tax

Taxation — Income Statement & Shareholders' Equity

(DKK million)	2022	2021	2020
Current tax on profit	1,498	968	1,191
Adjustment to deferred tax	107	(371)	(112)
Adjustment to unrecognized deferred tax assets	(92)	378	67
Total tax for the period in the income statement	**1,513**	**975**	**1,146**

(DKK million)	2022	2021	2020
Net profit before tax	7,035	3,983	5,904
Tax at the Danish corporation tax rate of 22% for all periods	**1,548**	**876**	**1,299**
Tax effect of:			
Adjustment to unrecognized deferred tax assets	(92)	137	67
Recognition of previously unrecognized tax losses and deductible temporary differences	(12)	119	(222)
Non-deductible expenses/non-taxable income and other permanent differences, net	73	(147)	(5)
All other	(4)	(10)	7
Total tax effect	**(35)**	**99**	**(153)**
Total tax for the period in the income statement	**1,513**	**975**	**1,146**
Total tax for the period in shareholders' equity	**(22)**	**(31)**	**(44)**
Effective Tax Rate	**21.5%**	**24.5%**	**19.4%**

Corporate tax consists of current tax and the adjustment of deferred taxes during the year. The corporate tax expense was DKK 1,513 million in 2022, DKK 975 million in 2021 and DKK 1,146 million in 2020. Tax expenses of DKK 22 million, DKK 31 million, and DKK 44 million related to excess tax benefits for share-based compensation were recorded directly in shareholders' equity, in 2022, 2021, and 2020, respectively.

Taxation — Balance Sheet

Significant components of the deferred tax asset are as follows:

(DKK million)	2022	2021
Share-based instruments	128	136
Deferred revenue	113	113
Other temporary differences	11	15
Total Deferred Taxes	**252**	**264**

Genmab recognizes deferred tax assets if it is probable that sufficient taxable income will be available in the future, against which the temporary differences and unused tax losses can be utilized. Management has considered future taxable income and applied its judgement in assessing whether deferred tax assets should be recognized.

As of December 31, 2022, and 2021, Genmab had gross tax loss carryforwards of DKK 3.2 billion and DKK 2.7 billion, respectively, to reduce future taxable income in the U.S. and the Netherlands. The loss carryforwards generally expire in various periods through 2037; however, U.S. tax losses originating after 2017 and tax losses in the Netherlands available as of December 31, 2022, can be carried forward indefinitely.

§ Accounting Policies

Corporate Tax

Corporate tax, which consists of current tax and deferred taxes for the year, is recognized in the income statement, except to the extent that the

88 Genmab | 2022 Annual Report | Financial Statements | Group

89 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Group Section 2 Results for the Year | 2.5 Profit Per Share tax is attributable to items which directly relate to shareholders’ equity or other comprehen-sive income. Current tax assets and liabilities for current and prior periods are measured at the amounts expected to be recovered from or paid to the tax authorities. Deferred Tax Deferred tax accounting requires recognition of deferred tax on all temporary differences between the carrying amount of assets and liabilities and the tax base of such assets and liabilities. This includes the tax value of certain tax losses carried forward. Deferred tax is calculated in accordance with the tax regulations in the local countries and the tax rates expected to be in force at the time the deferred tax is utilized. Changes in deferred tax as a result of changes in tax rates are recognized in the income statement. Deferred tax assets resulting from temporary differences, including the tax value of losses to be carried forward, are recognized only to the extent that it is probable that future taxable profit will be available against which the differences can be utilized. Management’s Judgements and Estimates Deferred Tax Genmab recognizes deferred tax assets if management assesses that these tax assets can be offset against positive taxable income within a foreseeable future. This judgement is made on an ongoing basis and is based on numerous factors, including actual results, budgets and business plans for the coming years. Realization of deferred tax assets is dependent upon a number of factors, including future taxable earnings, the timing and amount of which are highly uncertain. A significant portion of Genmab’s future taxable income will be driven by future events that are highly susceptible to factors outside the control of Genmab including commercial growth of DARZALEX, specific clinical outcomes, regulatory approvals, advancement of Genmab’s product pipeline and other matters. Genmab continues to maintain nonrecognition of a significant portion of deferred tax assets related to its subsidiaries until there is sufficient evidence to support the recognition of deferred tax assets. Genmab may recognize deferred tax assets related to its subsidiaries in the future. The recognition of deferred tax assets will result in a decrease to income tax expense in such period. 2.5 Profit Per Share (DKK million) 2022 2021 2020 Net profit 5,522 3,008 4,758 (Shares) Average number of shares outstanding 65,783,130 65,634,300 65,315,975 Average number of treasury shares (395,829) (238,663) (136,969) Average number of shares excl. treasury shares 65,387,301 65,395,637 65,179,006 Average number of share-based instruments, dilution 622,303 650,114 706,869 Average number of shares, diluted 66,009,604 66,045,751 65,885,875 Basic net profit per share 84.45 46.00 73.00 Diluted net profit per share 83.65 45.54 72.21 In the calculation of the diluted net profit per share for 2022, 68,728 warrants (none of which were vested) have been excluded as these share-based instruments are out of the money, compared to 43,654 and 68,605 (none of which were vested) for 2021 and 2020, respectively. Accounting Policies Basic Net Profit per Share Basic net profit per share is calculated as the net profit for the period divided by the weighted average number of outstanding ordinary shares, excluding treasury shares. Diluted Net Profit per Share Diluted net profit per share is calculated as the net profit for the period divided by the weighted average number of outstanding ordinary shares, excluding treasury shares and adjusted for the dilutive effect of share equivalents.

Table of Contents | Management's Review | Financial Statements | Other Information

Section 3

Operating Assets and Liabilities

This section covers the operating assets and related liabilities that form the basis for Genmab's activities. Deferred tax assets and liabilities are included in Note 2.4. Assets related to Genmab's financing activities are shown in section 4.

3.1 Intangible Assets

	Licenses, Rights, and Patents	
(DKK million)	2022	2021
Cost at January 1	891	891
Cost at December 31	**891**	**891**
Accumulated amortization and impairment at January 1	(637)	(553)
Amortization for the year	(70)	(84)
Impairment for the year	(38)	-
Accumulated amortization and impairment at December 31	**(745)**	**(637)**
Carrying amount of Intangible Assets at December 31	**146**	**254**

(DKK million)	2022	2021	2020
Amortization and impairment included in the income statement as follows:			
Research and development expenses	108	84	131
Total	**108**	**84**	**131**

§ Accounting Policies

Research and Development Projects

Internal and subcontracted research costs are charged in full to the income statement in the period in which they are incurred. Consistent with industry practice, development costs are also expensed until regulatory approval is obtained or is probable. Genmab has no internally generated intangible assets from development, as the criteria for recognition of an intangible asset are not met.

Licenses and Rights

Genmab acquires licenses and rights primarily to gain access to targets and technologies identified by third parties. Payments to third parties under collaboration and license agreements are assessed to determine whether such payments should be expensed as incurred as research and development expenses or capitalized as an intangible asset.

Licenses and rights that meet the criteria for capitalization as intangible assets are measured at cost less accumulated amortization and any impairment losses. Milestone payments related to capitalized licenses and rights are accounted for as an increase in the cost to acquire licenses and rights.

Amortization

Amortization is based on the straight-line method over the estimated useful life. This corresponds to the legal duration or the economic useful life depending on which is shorter. The amortization

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of intellectual property rights commences after regulatory approval has been obtained or when assets are put in use.

Management's Judgements and Estimates

Impairment

If circumstances or changes in Genmab's operations indicate that the carrying amount of intangible assets may not be recoverable, management reviews the asset for impairment. The basis for the review is the recoverable amount of the intangible assets, determined as the greater of the fair value less cost to sell or its value in use. Value in use is calculated as the net present value of future cash inflow generated from the intangible asset. If the carrying amount of an intangible asset is greater than the recoverable amount, the intangible asset is written down to the recoverable amount. An impairment loss is recognized in the income statement when the impairment is identified. Impairments on intangible assets are reviewed at each reporting date for possible reversal.

Amortization, impairment losses, and gains or losses on the disposal of intangible assets related to licenses and rights are recognized in the income statement as research and development expenses.

3.2 Property and Equipment

(DKK million)	Leasehold improvements	Equipment, furniture and fixtures	Assets under construction	Total property and equipment
2022				
Cost at January 1	400	537	52	989
Additions for the year	5	118	181	304
Disposals for the year	(8)	(13)	–	(21)
Exchange rate adjustment	15	7	–	22
Cost at December 31	**412**	**649**	**233**	**1,294**
Accumulated depreciation and impairment at January 1	(90)	(278)	–	(368)
Depreciation for the year	(52)	(94)	–	(146)
Exchange rate adjustment	(1)	(2)	–	(3)
Accumulated depreciation on disposals	11	11	–	22
Accumulated depreciation and impairment at December 31	**(132)**	**(363)**	**–**	**(495)**
Carrying amount at December 31	**280**	**286**	**233**	**799**
2021				
Cost at January 1	287	416	14	717
Additions for the year	29	120	111	260
Transfers between the classes	70	3	(73)	–
Disposals for the year	–	(9)	–	(9)
Exchange rate adjustment	14	7	–	21
Cost at December 31	**400**	**537**	**52**	**989**
Accumulated depreciation and impairment at January 1	(43)	(221)	–	(264)
Depreciation for the year	(46)	(64)	–	(110)
Exchange rate adjustment	(1)	(2)	–	(3)
Accumulated depreciation on disposals	–	9	–	9
Accumulated depreciation and impairment at December 31	**(90)**	**(278)**	**–**	**(368)**
Carrying amount at December 31	**310**	**259**	**52**	**621**

(DKK million)	2022	2021	2020
Depreciation and impairment included in the income statement as follows:			
Research and development expenses	108	93	69
Selling, general and administrative expenses	38	17	10
Total	**146**	**110**	**79**

Capital expenditures in 2022 and 2021 were primarily related to the expansion of our facilities in the Netherlands and the U.S. to support the growth in our product pipeline.

§ Accounting Policies

Property and equipment is comprised of leasehold improvements, assets under construction, and equipment, furniture and fixtures, which are measured at cost less accumulated depreciation and any impairment losses.

The cost is comprised of the acquisition price and direct costs related to the acquisition until the asset is ready for use. Costs include direct costs and costs to subcontractors.

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Section 3 Operating Assets and Liabilities | **3.3** Leases

Depreciation

Depreciation is calculated on a straight-line basis to allocate the cost of the assets, net of any residual value, over the estimated useful lives, which are as follows:

Equipment, furniture and fixtures	3–5 years
Computer equipment	3 years
Leasehold improvements	15 years or the lease term, if shorter

Depreciation commences when the asset is available for use, including when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. The useful lives and residual values are reviewed and adjusted if appropriate on a yearly basis. Assets under construction are not depreciated.

Impairment

If circumstances or changes in Genmab's operations indicate that the carrying amount of property and equipment may not be recoverable, management reviews the asset for impairment.

The basis for the review is the recoverable amount of the asset, determined as the greater of the fair value less cost to sell or its value in use. Value in use is calculated as the net present value of future cash inflow generated from the asset.

If the carrying amount of an asset is greater than the recoverable amount, the asset is written down to the recoverable amount. An impairment loss is recognized in the income statement when the impairment is identified.

3.3 Leases

Genmab has entered into lease agreements with respect to office and laboratory space, and IT equipment. The expense, lease liability, and right-of-use assets balances related to IT equipment are immaterial. The leases are non-cancellable over various periods through 2038.

(DKK million)	December 31, 2022	December 31, 2021	December 31, 2020
Right-of-use assets			
Balance at January[1]	354	283	177
Additions to right-of-use assets[1]	243	127	142
Depreciation charge for the year	(74)	(56)	(36)
Balance at December 31	**523**	**354**	**283**
Lease liabilities			
Current	74	62	42
Non-current	523	363	277
Total lease liabilities	**597**	**425**	**319**
Cash outflow for lease payments	**88**	**70**	**53**

1. Additions to right-of-use assets also includes modifications to existing leases and adjustments to the provisions for contractual restoration obligations related to leases of Genmab offices.

Variable lease payments, short-term leases, lease interest expense, and sublease income are immaterial.

Future minimum payments under leases as of December 31, 2022, December 31, 2021, and December 31, 2020, are as follows:

(DKK million)	2022	2021	2020
Payment due			
Less than 1 year	89	74	53
1 to 3 years	167	109	85
More than 3 years but less than 5 years	136	97	62
More than 5 years	271	207	194
Total	**663**	**487**	**394**

Future minimum payments under our leases with commencement dates after December 31, 2022 are not included in the table above.

Significant Leases Not Yet Commenced

During 2020, Genmab entered into a lease agreement with respect to the new headquarters in Denmark with a commencement date in March 2023 and is non-cancellable until March 2038. The total future minimum payments over the term of the lease are approximately DKK 339 million and estimated capital expenditures to fit out the space are approximately DKK 128 million.

§ Accounting Policies

All leases are recognized in the balance sheet as a right-of-use ("ROU") asset with a corresponding lease liability, except for short-term leases in which the term is 12 months or less, or low-value leases.

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Section 3 Operating Assets and Liabilities | **3.4** Other Investments

ROU assets represent Genmab's right to use an underlying asset for the lease term and lease liabilities represent Genmab's obligation to make lease payments arising from the lease. The ROU asset is depreciated over the shorter of the asset's useful life or the lease term on a straight-line basis. In the income statement, lease costs are replaced by depreciation of the ROU asset recognized over the lease term in operating expenses, and interest expenses related to the lease liability are classified in financial items.

Genmab determines if an arrangement is a lease at inception. Genmab leases various properties and IT equipment. Rental contracts are typically made for fixed periods. Lease terms are negotiated on an individual basis and contain a wide range of terms and conditions.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of fixed payments, less any lease incentives. As Genmab's leases generally do not provide an implicit interest rate, Genmab uses an incremental borrowing rate based on the information available at the commencement date of the lease in determining the present value of lease payments. Lease terms utilized by Genmab may include options to extend or terminate the lease when it is reasonably certain that Genmab will exercise that option. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended.

ROU assets are measured at cost and include the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs, and restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the income statement.

3.4 Other Investments

(DKK million)	December 31, 2022	December 31, 2021
Publicly traded equity securities	67	344
Fund investments	66	27
Total other investments	**133**	**371**

Other investments include investments in publicly traded common stock of companies, including common stock of companies with whom Genmab has entered into collaboration arrangements, as well as investments in certain strategic investment funds. The decrease in other investments was primarily driven by the decrease in fair value of Genmab's investment in common shares of CureVac N.V. ("CureVac").

§ Accounting Policies

Other investments are measured on initial recognition at fair value, and subsequently at fair value. Changes in fair value are recognized in the income statement within financial income or expense.

3.5 Receivables

(DKK million)	2022	2021
Receivables related to collaboration agreements	5,266	2,979
Interest receivables	82	37
Other receivables	176	160
Receivables for securities matured	290	–
Prepayments	144	218
Total at December 31	**5,958**	**3,394**
Non-current receivables	48	27
Current receivables	5,910	3,367
Total at December 31	**5,958**	**3,394**

During 2022 and 2021, there were no losses related to receivables and the credit risk on receivables is considered to be limited. The provision for expected credit losses was not significant given that there have been no credit losses over the last three years and the high-quality nature (top tier life science companies) of Genmab's customers are not likely to result in future default risk.

The receivables are mainly comprised of royalties, milestones and amounts due under collaboration agreements and are non-interest bearing receivables which are due less than one year from the balance sheet date.

Refer to **Note 4.2** for additional information about interest receivables and related credit risk.

§ Accounting Policies

Receivables are designated as financial assets measured at amortized cost and are initially measured at fair value or transaction price and subsequently measured in the balance sheet at amortized cost, which generally corresponds to nominal value less expected credit losses.

Genmab utilizes a simplified approach to measuring expected credit losses and uses a lifetime expected loss allowance for all receivables. To measure the expected credit losses, receivables have been grouped based on credit risk characteristics and the days past due.

Prepayments include expenditures related to a future financial period. Prepayments are measured at nominal value.

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Section 3 Operating Assets and Liabilities | **3.6** Deferred Revenue

3.6
Deferred Revenue

Genmab has recognized the following liabilities related to the AbbVie collaboration agreement.

(DKK million)	2022	2021
Deferred revenue at January 1	513	513
Payment received	–	–
Revenue recognized during the year	–	–
Total at December 31	**513**	**513**
Non-current deferred revenue	480	487
Current deferred revenue	33	26
Total at December 31	**513**	**513**

Deferred revenue was recognized in connection with the AbbVie collaboration agreement. An upfront payment of USD 750 million (DKK 4,911 million) was received in July 2020 of which DKK 4,398 million was recognized as license revenue during 2020.

The revenue deferred at the initiation of the AbbVie agreement in June 2020 related to four product concepts to be identified and controlled under a research agreement to be negotiated between Genmab and AbbVie. One of the product concepts will comprise of or contain Genmab antibodies conjugated with AbbVie's payload linker technology and the other three product concepts will comprise of or contain CD3 DuoBody bispecific antibodies and AbbVie proprietary antibodies.

During the first quarter of 2022, Genmab and AbbVie entered into the aforementioned research agreement that governs the research and development activities in regard to the product concepts.

As of December 31, 2022, two of the four product concepts have been selected for research and development. As part of the continued evaluation of deferred revenue related to the AbbVie collaboration agreement, Genmab's classification of deferred revenue reflects the current estimate of co-development activities related to these product concepts as of December 31, 2022. None of the deferred revenue was recognized as reimbursement revenue in 2022, 2021 or 2020.

Refer to **Note 2.1** for additional information related to the AbbVie collaboration.

3.7
Other Payables

(DKK million)	2022	2021
Liabilities related to collaboration agreements	70	53
Staff cost liabilities	481	296
Other liabilities	919	781
Provisions	12	13
Accounts payable	245	350
Total at December 31	**1,727**	**1,493**
Non-current other payables	11	13
Current other payables	1,716	1,480
Total at December 31	**1,727**	**1,493**

§ Accounting Policies

Other payables, excluding provisions, are initially measured at fair value and subsequently measured in the balance sheet at amortized cost.

The current other payables are comprised of liabilities that are due less than one year from the balance sheet date and are in general not interest bearing and settled on an ongoing basis during the next financial year.

Non-current payables are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the liability due to passage of time is recognized as interest expense.

Accounts Payable

Accounts payable are measured in the balance sheet at amortized cost.

Other Liabilities

Other liabilities primarily include accrued expenses related to our research and development project costs.

Refer to **Note 2.3** for accounting policies related to staff costs.

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95 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Group 4.1 Capital Management Genmab’s goal is to maintain a strong capital base so as to maintain investor, creditor and market confidence, and a continuous advancement of Genmab’s product pipeline and business in general. Genmab is primarily financed through revenues under various collaboration agreements and had, as of December 31, 2022, cash and cash equivalents of DKK 9,893 million and marketable securities of DKK 12,431 million compared to DKK 8,957 million and DKK 10,381 million, respec-tively, as of December 31, 2021. Genmab’s cash and cash equivalents and marketable securities support the advancement of our product pipeline and operations. The adequacy of our available funds will depend on many factors, including the level of DARZALEX and other royalty streams, progress in our research and development programs, the magnitude of those programs, our commitments to existing and new clinical collaborators, our ability to establish commercial and licensing arrangements, our capital expenditures, market developments, and any future acquisitions. Accordingly, Genmab may require additional funds and may attempt to raise additional funds through equity or debt financings, collaborative agree-ments with partners, or from other sources. The Board of Directors monitors the share and capital structure to ensure that Genmab’s capital resources support its strategic goals. Neither Genmab A/S nor any of its subsid-iaries are subject to externally imposed capital requirements. 4.2 Financial Risk The financial risks of the Genmab Group are managed centrally. The overall risk management guidelines have been approved by the Board of Directors and include the Group’s investment policy related to our marketable securities. The Group’s risk management guidelines are established to identify and analyze the risks faced by the Genmab Group, to set the appropriate risk limits and controls and to monitor the risks and adherence to limits. It is Genmab’s policy not to actively speculate in financial risks. The Group’s financial risk management is directed solely towards monitoring and reducing financial risks which are directly related to Genmab’s operations. The primary objective of Genmab’s investment activities is to preserve capital and ensure liquidity with a secondary objective of maximizing the return derived from security investments without significantly increasing risk. Therefore, our investment policy includes among other items, guidelines and ranges for which invest-ments (which are primarily shorter-term in nature) are considered to be eligible investments for Genmab and which investment parameters are to be applied, including maturity limitations and credit ratings. In addition, the policy includes specific diversification criteria and investment limits to minimize the risk of loss resulting from over concentration of assets in a specific class, issuer, currency, country, or economic sector. Genmab’s marketable securities are adminis-trated by external investment managers. The investment guidelines and managers are reviewed regularly to reflect changes in market conditions, Genmab’s activities and financial position. At the beginning of 2021, Genmab’s investment policy was amended to allow investments in debt rated BBB- or greater by S&P or Fitch and in debt rated Baa3 or greater by Moody’s. The amended policy also includes additional allowable investment types such as corporate debt, commercial paper, certificates of deposit, and certain types of AAA rated asset-backed securities. In addition to the capital management and financing risk mentioned in Note 4.1, Genmab has identified the following key financial risk areas, which are mainly related to our marketable securi-ties portfolio: • credit risk; • foreign currency risk; and • interest rate risk All of Genmab’s marketable securities are traded in established markets. Given the current market conditions, all future cash inflows including re-investments of proceeds from the disposal of Capital Structure, Financial Risk and Related Items This section includes disclosures related to how Genmab manages its capital structure, cash position and related risks and items. Genmab is primarily financed through partnership collaborations. Section 4

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Section 4 Capital Structure, Financial Risk and Related Items | **4.2** Financial Risk

marketable securities are invested in highly liquid, investment grade securities. Refer to **Note 4.4** for additional information regarding marketable securities.

Credit Risk

Genmab is exposed to credit risk and losses on marketable securities and bank deposits. The maximum credit exposure related to Genmab's cash and cash equivalents and marketable securities was DKK 22,324 million as of December 31, 2022 compared to DKK 19,338 million as of December 31, 2021. The maximum credit exposure to Genmab's receivables was DKK 5,958 million as of December 31, 2022 compared to DKK 3,394 million as of December 31, 2021.

Marketable Securities

To manage and reduce credit risks on our securities, Genmab's policy is to ensure only securities from investment grade issuers are eligible for our portfolios. No issuer of marketable securities can be accepted if the issuer, at the time of purchase, does not have the credit quality equal to or better than the rating shown in the table below from at least one of the rating agencies. If an issuer is rated by more than one of the rating agencies listed below, the credit assessment is made against the lowest rating available for the issuer.

Category	S&P	Moody's	Fitch
Short-term	A-2	P-2	F-2
Long-term	BBB-	Baa3	BBB-

Genmab's current portfolio is spread over a number of different securities with a focus on liquidity and security. As of December 31, 2022, 75% of Genmab's marketable securities were long-term A rated or higher, or short-term A-1/P-1 rated by S&P, Moody's or Fitch compared to 68% as of December 31, 2021. The total value of marketable securities amounted to DKK 12,431 million at the end of 2022 compared to DKK 10,381 million at the end of 2021.

Cash and Cash Equivalents

To reduce the credit risk on our bank deposits, Genmab's policy is only to invest its cash deposits with highly rated financial institutions. Currently, these financial institutions have a short-term Fitch and S&P rating of at least F-1 and A-1, respectively. In addition, Genmab maintains bank deposits at a level necessary to support the short-term funding requirements of Genmab. The total value of bank deposits including AAA rated money market funds and short-term marketable securities classified as cash equivalents amounted to DKK 9,893 million as of December 31, 2022 compared to DKK 8,957 million at the end of 2021. The increase was primarily driven by Genmab's increased profitability and foreign exchange movements which positively impacted our USD denominated cash and cash equivalents.

Receivables

The credit risk related to our receivables is not significant based on the high-quality nature of Genmab's collaboration partners. As disclosed in **Note 2.1**, Janssen, Roche, AbbVie and BioNTech are Genmab's primary partners in which receivables are established for royalties, milestone revenue and reimbursement revenue.

Foreign Currency Risk

Genmab's presentation currency is the DKK; however, Genmab's revenues and expenses are in a number of different currencies. Consequently, there is a substantial risk of exchange rate fluctuations having an impact on Genmab's cash flows, profit (loss) and/or financial position in DKK.

The majority of Genmab's revenue is generated in USD. Exchange rate changes to the USD will result in changes to the translated value of future net profit before tax and cash flows. Genmab's revenue in USD was 89% of total revenue in 2022 as compared to 92% in 2021 and 95% in 2020.

Under our license agreement with Janssen for DARZALEX, for purposes of calculating royalties due to Genmab, DARZALEX net sales for non-U.S. dollar denominated currencies are translated to U.S. dollars at a specified annual Currency Hedge Rate. Movements in foreign exchanges against the annual Currency Hedge Rate will result in changes to royalties due to Genmab impacting net profit before tax and cash flows.

There is also exposure that exchange rate fluctuations may impact equity as part of the currency translation adjustments required to convert the investments in foreign subsidiaries from their respective functional currencies to the presentation currency during consolidation, however any such fluctuations would be immaterial. The foreign subsidiaries are not significantly affected by currency risks as both revenues and expenses are primarily settled in the foreign subsidiaries' functional currencies.

Assets and Liabilities in Foreign Currency

Genmab's marketable securities denominated in USD, DKK, EUR and GBP as a percentage of total marketable securities were as follows:

Percent	December 31, 2022	December 31, 2021
USD	80%	75%
DKK	12%	16%
EUR	7%	8%
GBP	1%	1%
Total	**100%**	**100%**

Genmab's USD currency exposure is mainly related to cash and cash equivalents, marketable securities, and receivables related to our collaborations with Janssen, AbbVie, Roche and Seagen. Significant changes in the exchange rate of USD to DKK could cause net profit before tax to change materially as gains and losses are recognized in the income statement. Based on the amount of assets and liabilities denominated in USD as of December 31, 2022 and 2021, a 10% increase/decrease in the USD to DKK exchange rate is estimated to impact Genmab's net profit before tax by approximately DKK 2.2 billion and DKK 1.5 billion, respectively. The analysis assumes that all other variables, in particular interest rates, remain constant. The movements in the income statement and equity arise from monetary items (cash and cash equivalents, marketable securities, receivables and liabilities) where the

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functional currency of the entity differs from the currency that the monetary items are denominated in.

Genmab's EUR exposure is mainly related to our marketable securities, receivables under our collaboration with BioNTech, and other costs denominated in EUR. Since the introduction of the EUR in 1999, Denmark has committed to maintaining a central rate of 7.46 DKK to the EUR. This rate may fluctuate within a +/- 2.25% band. Should Denmark's policy toward the EUR change, the DKK values of our EUR denominated assets and costs could be materially different compared to what is calculated and reported under the existing Danish policy toward the DKK/EUR. As of December 31, 2022 and 2021, Genmab's EUR exposure is not material.

Genmab's GBP currency exposure is mainly related to contracts and marketable securities denominated in GBP. As of December 31, 2022 and 2021, Genmab's GBP exposure is not material.

Interest Rate Risk

Genmab's exposure to interest rate risk is primarily related to marketable securities, as Genmab currently does not have significant interest-bearing debts.

Marketable Securities

The securities in which the Group has invested bear interest rate risk, as a change in market-derived interest rates may cause fluctuations in the fair value of the investments. In accordance with the objective of the investment activities, the portfolio of securities is monitored on a total return basis.

To control and minimize the interest rate risk, Genmab maintains an investment portfolio in a variety of securities with a relatively short effective duration with both fixed and variable interest rates.

A sensitivity analysis was performed on Genmab's marketable securities, and based on exposures in 2021 and 2022, a hypothetical +/- 1% interest rate change would not have resulted in a material change in the fair values of these financial instruments. Due to the short-term nature of the current investments and to the extent that Genmab is able to hold the investments to maturity, the current exposure to changes in fair value due to interest rate changes is considered to be insignificant compared to the fair value of the portfolio.

(DKK million)	2022	2021
Year of Maturity		
2022	–	3,372
2023	6,254	3,041
2024	3,660	2,654
2025	1,801	448
2026	219	152
2027+	497	714
Total	**12,431**	**10,381**

4.3
Financial Assets and Liabilities

Categories of Financial Assets and Liabilities

(DKK million)	Note	2022	2021
Financial assets measured at fair value through profit or loss			
Marketable securities	4.4	12,431	10,381
Other investments	3.4	133	371
Financial assets measured at amortized cost			
Receivables excluding prepayments	3.5	5,814	3,176
Cash and cash equivalents		9,893	8,957
Financial liabilities measured at amortized cost:			
Other payables excluding provisions	3.7	(1,715)	(1,480)
Lease liabilities	3.3	(597)	(425)

Fair Value Measurement

		2022				2021			
(DKK million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets Measured at Fair Value									
Marketable securities	4.4	12,431	–	–	**12,431**	10,381	–	–	**10,381**
Other investments	3.4	67	–	66	**133**	344	–	27	**371**

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98 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Group Section 4 Capital Structure, Financial Risk and Related Items | 4.3 Financial Assets and Liabilities Marketable Securities Substantially all fair market values are determined by reference to external sources using unadjusted quoted prices in established markets for our marketable securities (Level 1). Other Investments The fair value of Genmab’s investment in CureVac is determined using unadjusted quoted prices in established markets (Level 1). There were no transfers into or out of Level 3 during 2021 or 2022. Acquisitions (capital calls) on Level 3 investments in 2021 and 2022 were as follows: (DKK million) Other Investments Fair value at December 31, 2020 14 Acquisitions 13 Fair value at December 31, 2021 27 Acquisitions 39 Fair value at December 31, 2022 66 Accounting Policies Classification of Categories of Financial Assets and Liabilities Genmab classifies its financial assets held into the following measurement categories: • those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and • those to be measured at amortized cost. The classification depends on the business model for managing the financial assets and the contrac-tual terms of the cash flows. For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. Genmab reclassifies debt investments only when its business model for managing those assets changes. Further details about the accounting policy for each of the categories are outlined in the respec-tive notes. Fair Value Measurement Genmab measures financial instruments, such as marketable securities, at fair value at each balance sheet date. Management assessed that the fair value of financial assets and liabil-ities measured at amortized cost such as bank deposits, receivables and other payables approx-imate their carrying amounts largely due to the short-term maturities of these instruments. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measure-ment is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: • In the principal market for the asset or liability, or • In the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by Genmab. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. Genmab uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. For financial instruments that are measured in the balance sheet at fair value, IFRS 13 requires disclosure of fair value measurements by level of the following fair value measurement hierarchy: • Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities • Level 2—Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) • Level 3—Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs). For assets and liabilities that are recognized in the financial statements on a recurring basis, Genmab determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. Any transfers between the different levels are carried out at the end of the reporting period.

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Section 4 Capital Structure, Financial Risk and Related Items | **4.4** Marketable Securities

4.4
Marketable Securities

(DKK million)	Market value 2022	Share %	Market value 2021	Share %
USD portfolio				
Corporate bonds	5,091	41%	5,149	50%
US government bonds and treasury bills	3,067	25%	1,496	14%
Commercial paper	807	6%	528	5%
Other	1,023	8%	608	6%
Total USD portfolio	**9,988**	**80%**	**7,781**	**75%**
DKK portfolio				
Kingdom of Denmark bonds and treasury bills	442	3%	460	4%
Danish mortgage-backed securities	1,093	9%	1,203	12%
Total DKK portfolio	**1,535**	**12%**	**1,663**	**16%**
EUR portfolio				
European government bonds and treasury bills	832	7%	856	8%
GBP portfolio				
UK government bonds and treasury bills	76	1%	81	1%
Total portfolio	**12,431**	**100%**	**10,381**	**100%**
Marketable securities	**12,431**		**10,381**	

Refer to **Note 4.2** for additional information regarding the risks related to our marketable securities.

§ Accounting Policies

Marketable securities consist of investments in securities with a maturity of ninety days or greater at the time of acquisition. Measurement of marketable securities depends on the business model for managing the asset and the cash flow characteristics of the asset. There are two measurement categories into which Genmab classifies its debt instruments:

- Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses), together with foreign exchange gains and losses. Impairment losses are presented as a separate line item in the statement of profit or loss.
- Fair value through profit and loss (FVPL): Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income (FVOCI) are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within financial income or expenses in the period in which it arises.

Genmab's portfolio is managed and evaluated on a fair value basis in accordance with its stated investment guidelines and the information provided internally to management. This business model does not meet the criteria for amortized cost or FVOCI and as a result marketable securities are measured at FVPL. This classification is consistent with the prior year's classification.

Genmab invests its cash in deposits with major financial institutions, in AAA rated money market funds, Danish mortgage bonds, investment grade rated corporate debt, commercial paper, certificates of deposit, certain types of AAA rated asset backed securities, U.S. Agency bonds, and notes issued by the Danish, European and U.S. governments. The securities can be purchased and sold using established markets.

Transactions are recognized at the trade date.

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Table of Contents | Management's Review | Financial Statements | Other Information

Section 4 Capital Structure, Financial Risk and Related Items | **4.5** Financial Income and Expenses

4.5

Financial Income and Expenses

(DKK million)	2022	2021	2020
Financial income:			
Interest and other financial income	324	197	184
Gain on other investments, net	–	–	965
Foreign exchange rate gain, net	1,034	1,470	–
Total financial income	**1,358**	**1,667**	**1,149**
Financial expenses:			
Interest and other financial expenses	(21)	(13)	(10)
Loss on marketable securities, net	(361)	(246)	(92)
Loss on other investments, net	(298)	(443)	–
Foreign exchange rate loss, net	–	–	(1,456)
Total financial expenses	**(680)**	**(702)**	**(1,558)**
Net financial items	**678**	**965**	**(409)**

Interest Income

Interest income was DKK 324 million in 2022 compared to DKK 197 million in 2021. The increase of DKK 127 million, or 64%, was driven by higher effective interest rates in the U.S., Europe and Denmark for the respective periods.

Foreign Exchange Rate Gains and Losses

Foreign exchange rate gains of DKK 1,034 million in 2022 and DKK 1,470 million in 2021, and losses of DKK 1,456 million in 2020 were primarily driven by foreign exchange movements impacting Genmab's USD denominated marketable securities and cash and cash equivalents; in particular, the USD/DKK foreign exchange rates were as follows for each period:

	December 31, 2022	December 31, 2021	December 31, 2020
USD/DKK Foreign Exchange Rates	6.9722	6.5612	6.0524
% Increase/(Decrease)	6%	8%	(9)%

Refer to **Note 4.2** for additional information on foreign currency risk.

Marketable Securities Gains and Losses

Loss on marketable securities, net was DKK 361 million in 2022 and DKK 246 million in 2021. The increase in losses of DKK 115 million, or 47%, was primarily driven by higher interest rates on Genmab's Danish mortgage investments in 2022 as compared to 2021. Loss on marketable securities, net was DKK 246 million in 2021 and DKK 92 million in 2020. The increase in losses of DKK 154 million was primarily driven by the movements in interest rates in the U.S. and Europe in the respective periods.

Other Investments

Loss on other investments, net was DKK 298 million in 2022 and DKK 443 million in 2021, and gain on other investments, net was DKK 965 million in 2020. The losses and gains in the respective periods are primarily driven by the change in fair value of Genmab's investment in common shares of CureVac.

§ Accounting Policies

Financial income and expenses include interest as well as foreign exchange rate adjustments and gains and losses on marketable securities (designated as FVPL) and realized gains and losses and write-downs of other securities and equity interests (designated as available-for-sale financial assets).

Interest income is shown separately from gains and losses on marketable securities and other securities and equity interests.

100 Genmab | 2022 Annual Report | Financial Statements | Group

101 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Group Section 4 Capital Structure, Financial Risk and Related Items | 4.6 Share-Based Instruments 4.6 Share-Based Instruments Restricted Stock Unit Program Genmab A/S has established an RSU program (equity-settled share-based payment transac-tions) as an incentive for Genmab’s employees, members of the Executive Management, and members of the Board of Directors. RSUs granted to Executive Management are performance-based. RSUs are granted by the Board of Directors. RSU grants to members of the Board of Directors and members of the Executive Management are subject to the Remuneration Policy adopted at the Annual General Meeting. See the table below for a summary of key terms of Genmab’s RSU programs: RSUs Granted in Periods Key Terms December 2019–February 2021 From February 2021 Grants Granted at closing share price on the grant date. Vesting (Settlement) Cliff vesting—RSUs become fully vested on the first banking day of the month following a period of 3 years from the grant date. After RSUs vest, the holder receives one share in Genmab A/S for each RSU granted. In jurisdictions in which Genmab as an employer is required to withhold tax and settle with the tax authority on behalf of the employee, Genmab withholds the number of RSUs that are equal to the monetary value of the employee’s tax obligation from the total number of RSUs that otherwise would have been issued to the employee upon vesting (“net settlement”). Genmab A/S may at its sole discretion in extraordinary circumstances choose to make a cash settlement instead of delivering shares. Leaver Leavers—Forfeit all unvested RSUs except when due to retirement, death, serious sickness or serious injury, in which case granted but not yet vested RSUs shall remain outstanding and will be settled in accordance with their terms. Notwithstanding the above, the December 2020 RSU grant to members of the Board of Directors was made subject to pro-rata vesting upon termination of board services. Employees and Executive Management— RSUs remain outstanding and vest accordingly when the employment relationship is terminated by Genmab without cause. Good-Leavers1—May maintain a pro-rata portion of unvested RSUs Bad-Leavers2—Forfeit all unvested RSUs. Death—Forfeit all unvested RSUs. 1.“Good-Leaver”—Dismissal without cause or termination of employment due to the Genmab’s material breach of the RSU or Warrant holder’s employment terms, or if the participant is a member of the Board of Directors, if the membership of the Board of Directors ceases for any other reason than as a result of the participants death. 2.“Bad-leaver”—Dismissed for cause or during the employment probationary period. The RSU program contains anti-dilution provisions if changes occur in Genmab’s share capital prior to the vesting date and provisions to accelerate vesting of RSUs in the event of change of control as defined in the RSU program.

Table of Contents | Management's Review | Financial Statements | Other Information

Section 4 Capital Structure, Financial Risk and Related Items | **4.6** Share-Based Instruments

RSU Activity in 2022, 2021 and 2020

	Number of RSUs held by the Board of Directors	Number of RSUs held by the Executive Management	Number of RSUs held by employees	Number of RSUs held by former members of the Executive Management, Board of Directors and employees	Total RSUs	Weighted Average Fair Value—RSUs Granted—DKK
Outstanding at January 1, 2020	**19,953**	**72,865**	**208,859**	**6,230**	**307,907**	
Granted*	2,929	9,032	34,431	130	46,522	1,927.83
Settled	(6,470)	(12,253)	(22,196)	(5,936)	(46,855)	
Transferred	(2,822)	(2,334)	(22,762)	27,918	-	
Cancelled	(1,025)	(1,128)	(958)	(10,535)	(13,646)	
Outstanding at December 31, 2020	**12,565**	**66,182**	**197,374**	**17,807**	**293,928**	
Outstanding at January 1, 2021	**12,565**	**66,182**	**197,374**	**17,807**	**293,928**	
Granted*	3,297	31,417	146,684	4,817	186,215	2,236.44
Settled	(3,556)	(14,089)	(35,962)	(9,967)	(63,574)	
Transferred	(688)	5,533	(14,810)	9,965	-	
Cancelled	(653)	-	(255)	(9,670)	(10,578)	
Outstanding at December 31, 2021	**10,965**	**89,043**	**293,031**	**12,952**	**405,991**	
Outstanding at January 1, 2022	**10,965**	**89,043**	**293,031**	**12,952**	**405,991**	
Granted*	4,295	40,453	221,000	6,383	272,131	2,250.18
Settled	(3,420)	(17,165)	(67,945)	(12,847)	(101,377)	
Transferred	(2,368)	-	(13,749)	16,117	-	
Cancelled	(653)	-	(9,195)	(18,759)	(28,607)	
Outstanding at December 31, 2022	**8,819**	**112,331**	**423,142**	**3,846**	**548,138**	

*RSUs held by the Board of Directors include RSUs granted to employee-elected Board Members as employees of Genmab A/S or its subsidiaries.

Refer to **Note 5.1** for additional information regarding compensation of Executive Management and the Board of Directors.

102 Genmab | 2022 Annual Report | Financial Statements | Group

103 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Group Section 4 Capital Structure, Financial Risk and Related Items | 4.6 Share-Based Instruments Warrant Program Genmab A/S has established a warrant program (equity-settled share-based payment trans-actions) as an incentive for all the Genmab Group’s employees and members of the Executive Management. Warrants are granted by the Board of Directors in accordance with authorizations given to it by Genmab A/S’ shareholders. Warrant grants to Executive Management are subject to Genmab’s Remuneration Policy adopted at the Annual General Meeting. See the table below for a summary of key terms of Genmab’s warrant programs: Warrants Granted in Periods Key Terms April 2012–March 2017 March 2017–February 2021 From February 2021 Grants Granted at an exercise price equal to the closing share price on the grant date. Vesting (Exercisable) Annually over 4-year period (25% per year) Cliff vesting over 3-year period (100% after 3 years) Leaver Leavers—Forfeit all unvested warrants; however, may be able to exercise warrants on a regular schedule in instances where the employment relationship is terminated by Genmab without cause. Good-Leavers—May maintain a pro-rata portion of unvested warrants Bad-Leavers—Forfeit all unvested warrants. Death—Forfeit all unvested warrants. Lapse 7th anniversary of grant date The warrant program contains anti-dilution provisions if changes occur in Genmab’s share capital prior to the warrants being exercised and provisions to accelerate vesting of warrants in the event of change of control or certain other extraordinary transactions as defined in the warrant program.

Table of Contents | Management's Review | Financial Statements | Other Information

Section 4 Capital Structure, Financial Risk and Related Items | **4.6** Share-Based Instruments

Warrant Activity in 2022, 2021 and 2020

	Number of warrants held by the Board of Directors	Number of warrants held by the Executive Management	Number of warrants held by employees	Number of warrants held by former members of the Executive Management, Board of Directors and employees	Total warrants	Weighted average exercise price—DKK	Weighted average share price at exercise date—DKK	Outstanding Warrants—% of Share Capital
Outstanding at January 1, 2020	**62,334**	**347,801**	**858,973**	**144,516**	**1,413,624**	**862.03**		
Granted*	–	7,771	110,041	416	118,228	2,009.79		
Exercised	(24,438)	–	(122,015)	(324,793)	(471,246)	296.77	**2,035.29**	
Expired	–	–	–	–	–	–		
Cancelled	–	(28,424)	(589)	(43,125)	(72,138)	1,157.54		
Transfers	(25,955)	(186,333)	(113,833)	326,121	–	–		
Outstanding at December 31, 2020	**11,941**	**140,815**	**732,577**	**103,135**	**988,468**	**1,247.22**		**2%**
Exercisable at year end	4,192	83,426	166,402	92,696	346,716	935.60		
Exercisable warrants in the money at year end	4,192	83,426	166,402	92,696	346,716	935.60		
Outstanding at January 1, 2021	**11,941**	**140,815**	**732,577**	**103,135**	**988,468**	**1,247.22**		
Granted*	1,217	1,287	167,080	6,400	175,984	2,282.35		
Exercised	(2,500)	(7,250)	(105,726)	(57,232)	(172,708)	780.48	**2,439.80**	
Expired	–	–	–	–	–	–		
Cancelled	–	–	(477)	(22,816)	(23,293)	1,956.91		
Transfers	–	24,782	(54,454)	29,672	–	–		
Outstanding at December 31, 2021	**10,658**	**159,634**	**739,000**	**59,159**	**968,451**	**1,501.49**		**1%**
Exercisable at year end	6,594	135,723	219,386	50,021	411,724	1,058.41		
Exercisable warrants in the money at year end	6,594	135,723	219,386	50,021	411,724	1,058.41		
Outstanding at January 1, 2022	**10,658**	**159,634**	**739,000**	**59,159**	**968,451**	**1,501.49**		
Granted*	1,541	–	250,005	7,412	258,958	2,244.22		
Exercised	(1,558)	(29,836)	(176,948)	(34,775)	(243,117)	1,154.95	**2,815.33**	
Expired	–	–	–	–	–	–		
Cancelled	–	–	(13,670)	(32,654)	(46,324)	2,029.00		
Transfers	(8,721)	–	(25,373)	34,094	–	–		
Outstanding at December 31, 2022	**1,920**	**129,798**	**773,014**	**33,236**	**937,968**	**1,770.31**		**1%**
Exercisable at year end	617	118,571	282,296	32,695	434,179	1,265.68		
Exercisable warrants in the money at year end	617	118,571	282,296	32,695	434,179	1,265.68		

*Warrants held by the Board of Directors include warrants granted to employee-elected Board Members as employees of Genmab A/S or its subsidiaries.

Refer to **Note 5.1** for additional information regarding compensation of Executive Management and the Board of Directors.

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Section 4 Capital Structure, Financial Risk and Related Items | **4.6** Share-Based Instruments

Weighted Average Outstanding Warrants at December 31, 2022

Exercise price DKK	Grant Date	Number of warrants outstanding	Weighted average remaining contractual life (in years)	Number of warrants exercisable
815.50	March 17, 2016	2,725	0.21	2,725
962.00	June 7, 2018	4,646	2.44	4,646
1,025.00	December 10, 2018	109,918	2.94	109,918
1,032.00	December 15, 2017	63,230	1.96	63,230
1,050.00	September 21, 2018	14,024	2.73	14,024
1,136.00	October 6, 2016	2,695	0.77	2,695
1,145.00	December 15, 2016	14,963	0.96	14,963
1,147.50	June 6, 2019	9,386	3.43	9,386
1,155.00	March 29, 2019	5,509	3.25	5,509
1,161.00	March 1, 2019	10,128	3.17	10,128
1,210.00	April 10, 2018	7,090	2.28	7,090
1,233.00	June 9, 2016	3,681	0.44	3,681
1,334.50	October 11, 2019	32,150	3.78	32,150
1,362.50	March 26, 2020	30,938	4.24	–
1,402.00	March 28, 2017	6,837	1.24	6,837
1,408.00	June 8, 2017	954	1.44	954
1,424.00	February 10, 2017	408	1.11	408
1,427.00	March 29, 2017	8,400	1.25	8,400
1,432.00	October 5, 2017	1,994	1.76	1,994
1,615.00	December 5, 2019	135,441	3.93	135,441
1,948.00	June 3, 2020	12,961	4.43	–
2,070.00	February 26, 2021	90,968	5.16	–
2,103.00	June 9, 2022	22,221	6.44	–
2,129.00	January 25, 2022	15,986	6.07	–
2,148.00	April 13, 2021	15,097	5.29	–
2,175.00	February 25, 2022	166,286	6.15	–
2,317.00	October 7, 2020	34,109	4.77	–
2,381.00	December 15, 2020	22,983	4.96	–
2,408.00	March 29, 2022	13,459	6.25	–
2,492.00	January 28, 2021	10,053	5.08	–
2,585.00	September 20, 2022	19,644	6.72	–
2,641.00	November 22, 2021	6,456	5.89	–
2,698.00	June 22, 2021	14,216	5.48	–
2,806.00	October 7, 2021	19,476	5.77	–
3,172.00	November 21, 2022	8,936	6.89	–
1,770.31		**937,968**	**4.40**	**434,179**

Weighted Average Outstanding Warrants at December 31, 2021

Exercise price DKK	Grant Date	Number of warrants outstanding	Weighted average remaining contractual life (in years)	Number of warrants exercisable
466.20	March 26, 2015	600	0.24	600
623.50	June 11, 2015	650	0.45	650
636.50	October 7, 2015	7,700	0.77	7,700
815.50	March 17, 2016	5,301	1.21	5,301
939.50	December 10, 2015	20,612	0.94	20,612
962.00	June 7, 2018	6,527	3.44	6,527
1,025.00	December 10, 2018	169,565	3.94	169,565
1,032.00	December 15, 2017	79,771	2.96	79,771
1,050.00	September 21, 2018	16,806	3.73	16,806
1,136.00	October 6, 2016	10,424	1.77	10,424
1,145.00	December 15, 2016	53,374	1.96	53,374
1,147.50	June 6, 2019	17,209	4.43	–
1,155.00	March 29, 2019	7,662	4.25	–
1,161.00	March 1, 2019	19,028	4.17	–
1,210.00	April 10, 2018	10,189	3.28	10,189
1,233.00	June 9, 2016	9,030	1.44	9,030
1,334.50	October 11, 2019	52,223	4.78	–
1,362.50	March 26, 2020	32,054	5.24	–
1,402.00	March 28, 2017	7,110	2.24	7,110
1,408.00	June 8, 2017	1,274	2.44	1,274
1,424.00	February 10, 2017	946	2.11	946
1,427.00	March 29, 2017	8,400	2.25	8,400
1,432.00	October 5, 2017	3,445	2.76	3,445
1,615.00	December 5, 2019	183,240	4.93	–
1,948.00	June 3, 2020	14,898	5.43	–
2,070.00	February 26, 2021	96,840	6.16	–
2,148.00	April 13, 2021	16,880	6.29	–
2,317.00	October 7, 2020	36,949	5.77	–
2,381.00	December 15, 2020	23,761	5.96	–
2,492.00	January 28, 2021	12,329	6.08	–
2,641.00	November 22, 2021	6,879	6.89	–
2,698.00	June 22, 2021	15,261	6.48	–
2,806.00	October 7, 2021	21,514	6.77	–
1,501.49		**968,451**	**4.39**	**411,724**

105 Genmab | 2022 Annual Report | Financial Statements | Group

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Section 4 Capital Structure, Financial Risk and Related Items | **4.6** Share-Based Instruments

§ Accounting Policies

Share-Based Compensation Expenses

Share-based compensation expense is recognized in the income statement based on the estimated fair value of the awards at grant date. Subsequently, the fair value is not remeasured. The expense recognized reflects an estimate of the number of awards expected to vest after taking into consideration an estimate of award forfeitures based on historical experience and is recognized on a straight-line basis over the requisite service period, which is the vesting period. Genmab reassesses its estimate of the number of shares expected to vest periodically.

Management expectations related to the achievement of performance goals associated with performance based RSU grants is assessed periodically, and that assessment is used to determine whether such grants are expected to vest or if any revision to the current estimate is required. Genmab recognizes the impact of the revised estimate of the number of awards expected to vest, if any, as an adjustment to the income statement over the remaining vesting period. If performance-based milestones related to performance-based RSU grants are not met or not expected to be met, any share-based compensation expense recognized to date associated with grants that are not expected to vest will be reversed.

Share-based compensation expenses represent calculated values of warrants, RSUs and performance-based RSUs granted and do not represent actual cash expenditures. A corresponding amount is recognized in shareholders' equity as the warrant, RSU and performance-based RSU programs are designated as equity-settled share-based payment transactions.

Management's Judgements and Estimates

Share-Based Compensation Expenses

The fair value of each warrant granted during the year is calculated using the Black-Scholes pricing model. This pricing model requires the input of subjective assumptions such as:

- The **expected stock price volatility**, which is based upon the historical volatility of Genmab's stock price;
- The **risk-free interest rate**, which is determined as the interest rate on Danish government bonds (bullet issues) with a maturity of five years;
- The **expected life of warrants**, which is based on vesting terms, expected rate of exercise and life terms in the current warrant program.

These assumptions can vary over time and can change the fair value of future warrants granted.

Valuation Assumptions for Warrants Granted in 2022, 2021 and 2020

The fair value of each warrant granted during the year is calculated using the Black-Scholes pricing model with the following assumptions:

	2022	2021	2020
Weighted average			
Fair value per warrant on grant date	664.08	701.82	631.51
Share price	2,244.22	2,282.35	2,009.79
Exercise price	2,244.22	2,282.35	2,009.79
Expected dividend yield	0%	0%	0%
Expected stock price volatility	33.5%	36.6%	37.0%
Risk-free interest rate	0.15%	-0.54%	-0.58%
Expected life of warrants	5 years	5 years	5 years
Total Fair Value of Amounts Granted			
Total fair value of warrants granted	DKK 172 million	DKK 124 million	DKK 75 million
Total fair value of RSUs granted	DKK 612 million	DKK 416 million	DKK 90 million

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Section 4 Capital Structure, Financial Risk and Related Items | **4.7** Share Capital

4.7
Share Capital

Share Capital

The share capital comprises the nominal amount of Genmab A/S ordinary shares, each at a nominal value of DKK 1. All shares are fully paid.

As of December 31, 2022, the share capital of Genmab A/S comprised 65,961,573 shares of DKK 1 each with one vote. There are no restrictions related to the transferability of the shares. All shares are regarded as negotiable instruments and do not confer any special rights upon the holder, and no shareholder shall be under an obligation to allow his/her shares to be redeemed.

Genmab's Board of Directors is authorized to increase the share capital by subscription of new shares, issue warrants to subscribe for shares and raise loans against bonds as well as other financial instruments of Genmab A/S as set out in articles 4A-5B of Genmab A/S' Articles of Association. Further, Genmab's share capital is in compliance with the capital requirements of the Danish Companies Act and the rules of Nasdaq Copenhagen.

See table below for warrants issued and reissued and warrants available for reissue under active authorizations as of December 31, 2022:

	April 13, 2021 Authorization	March 29, 2019 Authorization	March 28, 2017 Authorization
Warrants issued	68,291	500,000	500,000
Warrants reissued	1,333	59,671	63,558
Warrants available for issue	681,709	–	–
Warrants available for reissue	1,254	10,661	–

Share Premium

The share premium reserve is comprised of the amount received, attributable to shareholders' equity, in excess of the nominal amount of the shares issued at the parent company's offerings, reduced by any external expenses directly attributable to the offerings. The share premium reserve can be distributed.

Changes in Share Capital During 2020 to 2022

The share capital of DKK 66 million at December 31, 2022 is divided into 65,961,573 shares at a nominal value of DKK 1 each.

	Number of shares	Share capital (DKK million)	Share Price Ranges[1]
December 31, 2019	**65,074,502**	**65.1**	
Exercise of warrants	471,246	0.4	DKK 31.75 to DKK 1,432.00
December 31, 2020	**65,545,748**	**65.5**	
Exercise of warrants	172,708	0.2	DKK 31.75 to DKK 1,432.00
December 31, 2021	**65,718,456**	**65.7**	
Exercise of warrants	243,117	0.3	DKK 466.20 to DKK 1,615.00
December 31, 2022	**65,961,573**	**66.0**	

1. New shares were subscribed at share prices in connection with the exercise of warrants under Genmab's warrant program.

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Section 4 Capital Structure, Financial Risk and Related Items | **4.7** Share Capital

Treasury Shares

	Number of shares	Share capital (DKK million)	Proportion of share capital %	Cost (DKK million)
Shareholding at December 31, 2019	**163,921**	**0.2**	**0.3**	**192**
Shares used for funding RSU program	(31,815)	(0.1)	(0.1)	(38)
Shareholding at December 31, 2020	**132,106**	**0.1**	**0.2**	**154**
Purchase of treasury shares	200,000	0.2	0.3	447
Shares used for funding RSU program	(43,781)	–	(0.1)	(51)
Shareholding at December 31, 2021	**288,325**	**0.3**	**0.4**	**550**
Purchase of treasury shares	370,000	0.4	0.6	908
Shares used for funding RSU program	(68,377)	(0.1)	(0.1)	(80)
Shareholding at December 31, 2022	**589,948**	**0.6**	**0.9**	**1,378**

Share Repurchases

Genmab intends to purchase its own shares primarily to cover obligations in relation to the share-based remuneration programs and reduce the dilution effect of share capital increases resulting from future exercises of warrants.

	2021 Authorization	2019 Authorization	2016 Authorization
Number of shares authorized for repurchase[1]	500,000	500,000	500,000
Actual shares repurchased under authorization	40,000	500,000	255,000
Shares available for repurchase as of December 31, 2022	460,000	–	–

1. Nominal value of DKK 500,000

As announced on June 17, 2022, Genmab initiated a share buy-back program. During 2022, Genmab acquired 370,000 of its own shares, representing approximately 0.6% of share capital as of December 31, 2021. The total amount paid to acquire the shares, including directly attributable costs, was DKK 908 million and was recognized as a deduction to shareholders' equity. During 2021, Genmab acquired 200,000 of its own shares, representing approximately 0.3% of share capital as of December 31, 2020. The total amount paid to acquire the shares, including directly attributable costs, was DKK 447 million and was recognized as a deduction to shareholders' equity. These shares are classified as treasury shares and are presented within retained earnings on the balance sheet as of December 31, 2022.

As of December 31, 2022, 589,948 treasury shares were held by Genmab.

108 Genmab | 2022 Annual Report | Financial Statements | Group

109 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Group 5.1 Remuneration of the Board of Directors and Executive Management The total remuneration of the Board of Directors and Executive Management is as follows: (DKK million) 2022 2021 2020 Wages and salaries 55 51 48 Share-based compensation expenses 70 58 43 Defined contribution plans 2 2 2 Total 127 111 93 The remuneration packages for the Board of Directors and Executive Management are described in further detail in Genmab’s 2022 Compensation Report. The remuneration packages are denominated in DKK, EUR, or USD. The Compensation Committee of the Board of Directors performs an annual review of the remu-neration packages. All incentive and variable remuneration is considered and adopted at the Company’s Annual General Meeting. Share-based compensation is included in the income statement and reported in the table above. Share-based compensation expense represents the estimated fair value of the awards at grant date and does not represent actual cash compensation received by the Board Members or Executive Management. Refer to Note 4.6 for additional information regarding Genmab’s share-based compensation programs and accounting policies. Other Disclosures This section is comprised of various statutory disclosures or notes that are of secondary importance for the understanding of Genmab’s financials. Section 5

Table of Contents | Management's Review | Financial Statements | Other Information

Section 5 Other Disclosures | **5.1** Remuneration of the Board of Directors and Executive Management

Remuneration to the Board of Directors

	Base Board Fee			Committee Fees			Share-Based Compensation Expenses			Total		
(DKK million)	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
Deirdre P. Connelly	1.2	1.2	1.1	0.5	0.5	0.5	0.9	0.7	0.7	2.6	2.4	2.3
Pernille Erenbjerg	0.9	0.9	0.7	0.4	0.4	0.4	0.7	0.5	0.4	2.0	1.8	1.5
Anders Gersel Pedersen	0.6	0.6	0.4	0.4	0.4	0.4	0.5	0.4	0.5	1.5	1.4	1.3
Paolo Paoletti	0.6	0.6	0.4	0.3	0.3	0.3	0.5	0.4	0.4	1.4	1.3	1.1
Rolf Hoffmann	0.6	0.6	0.4	0.3	0.4	0.3	0.5	0.4	0.5	1.4	1.4	1.2
Elizabeth O'Farrell[1]	0.5	-	-	0.2	-	-	0.6	-	-	1.3	-	-
Jonathan Peacock[2]	-	0.5	0.3	-	0.3	0.3	-	0.6	0.4	-	1.4	1.0
Mats Pettersson[3]	-	-	0.3	-	-	0.1	-	-	1.6	-	-	2.0
Mijke Zachariasse[4]	0.6	0.6	0.4	-	-	-	0.4	0.3	0.1	1.0	0.9	0.5
Martin Schultz[4]	0.5	-	-	-	-	-	-	-	-	0.5	-	-
Takahiro Hamatani[4]	0.5	-	-	-	-	-	-	-	-	0.5	-	-
Peter Storm Kristensen[5]	0.1	0.6	0.4	-	-	-	0.1	0.4	0.4	0.2	1.0	0.8
Rima Bawarshi Nassar[5,6]	0.1	0.6	0.1	-	-	-	0.1	0.2	-	0.2	0.8	0.1
Daniel J. Bruno[6]	-	-	0.3	-	-	-	-	-	(0.4)	-	-	(0.1)
Total	**6.2**	**6.2**	**4.8**	**2.1**	**2.3**	**2.3**	**4.3**	**3.9**	**4.6**	**12.6**	**12.4**	**11.7**

1. Elizabeth O'Farrell was newly elected to the Board of Directors at the Annual General Meeting in March 2022.
2. Jonathan Peacock stepped down from the Board of Directors effective November 15, 2021, due to increased responsibilities in connection with his other board commitments.
3. Mats Pettersson stepped down from the Board of Directors at the Annual General Meeting in March 2020.
4. Employee elected board members were elected at the Annual General Meeting in March 2022.
5. Peter Storm Kristensen and Rima Bawarshi Nassar stepped down from the Board of Directors as employee elected board members at the Annual General Meeting in March 2022.
6. Daniel J. Bruno stepped down from the Board of Directors and Rima Bawarshi Nassar replaced Daniel J. Bruno on the Board of Directors as an employee elected board member during August 2020.

Refer to the section "Board of Directors" in Management's Review for additional information regarding the Board of Directors.

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Section 5 Other Disclosures | **5.1** Remuneration of the Board of Directors and Executive Management

Remuneration to the Executive Management

(DKK million)	Base Salary			Defined Contribution Plans			Other Benefits			Annual Cash Bonus			Share-Based Compensation Expenses			Total		
	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
Jan van de Winkel	8.6	7.9	7.3	1.3	1.1	1.0	0.3	0.6	1.0	8.6	7.9	8.4	22.9	20.6	19.6	41.7	38.1	37.3
Anthony Pagano[1]	4.3	3.2	3.0	0.1	0.1	0.1	–	–	–	2.6	1.9	2.3	9.5	7.2	5.2	16.5	12.4	10.6
Anthony Mancini[2]	4.7	3.9	3.1	0.1	0.1	0.1	–	3.1	3.3	2.8	2.3	2.0	11.4	7.2	3.1	19.0	16.6	11.6
Judith Klimovsky	4.9	4.0	4.0	0.1	0.1	0.1	–	–	0.1	2.9	2.5	3.0	14.1	13.2	12.7	22.0	19.8	19.9
Tahamtan Ahmadi[3]	4.6	3.3	–	0.1	0.1	–	–	–	–	2.8	2.0	–	7.7	5.5	–	15.2	10.9	–
David A. Eatwell[1]	–	–	0.9	–	–	0.1	–	–	2.5	–	–	–	–	–	(2.3)	–	–	1.2
Total	**27.1**	**22.3**	**18.3**	**1.7**	**1.5**	**1.4**	**0.3**	**3.7**	**6.9**	**19.7**	**16.6**	**15.7**	**65.6**	**53.7**	**38.3**	**114.4**	**97.8**	**80.6**

1. David A. Eatwell stepped down as CFO on February 29, 2020, and Anthony Pagano was appointed CFO and member of the Executive Management on March 1, 2020.
2. Anthony Mancini was appointed Chief Operating Officer and member of the Executive Management in March 2020.
3. Tahamtan Ahmadi was appointed Chief Medical Officer, Head of Experimental Medicines and member of the Executive Management in March 2021.

Genmab has decided to implement an administrative organizational change whereby effective January 1, 2023, only Jan van de Winkel, President and Chief Executive Officer, and Anthony Pagano, Executive Vice President and Chief Financial Officer, will be formally registered as executive managers with the Danish Business Authority. Judith Klimovsky, Executive Vice President and Chief Development Officer, Anthony Mancini, Executive Vice President and Chief Operating Officer, and Tahamtan Ahmadi, Executive Vice President and Chief Medical Officer, will cease to be registered as executive managers with the Danish Business Authority; however, apart from the formal registration amendments there will be no changes to the Executive Management Team, including titles, areas of responsibility or otherwise.

Refer to the section **"Senior Leadership"** in Management's Review for additional information regarding the Executive Management.

Severance Payments:
In the event Genmab terminates the service agreements with any member of the Executive Management team without cause, Genmab is obliged to pay his/her existing salary for one or two years after the end of the one-year notice period. However, in the event of termination by Genmab (unless for cause) or by any member of Executive Management as a result of a change of control of Genmab, Genmab is obliged to pay compensation equal to his/her existing total salary (including benefits) for up to two years in addition to the notice period. In 2021, the Remuneration Policy was amended at the Annual General Meeting to specify that the total value of the remuneration relating to the notice period for new members of Executive Management cannot exceed two years of remuneration, including all components of the remuneration. In case of the termination of the service agreements of the Executive Management without cause, the total impact on our financial position is estimated to be approximately DKK 82 million as of December 31, 2022 (2021: DKK 72 million, 2020: DKK 52 million).

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Section 5 Other Disclosures | **5.2** Related Party Disclosures

5.2
Related Party Disclosures

Genmab's related parties are the parent company's subsidiaries, Board of Directors, Executive Management, and close members of the family of these persons.

Genmab has not granted any loans, guarantees or other commitments to or on behalf of any of the members of the Board of Directors or Executive Management.

Other than the remuneration and other transactions relating to the Board of Directors and Executive Management described in **Note 5.1**, there were no material related party transactions during 2022, 2021 and 2020.

5.3
Commitments

Purchase Obligations

Genmab has entered into a number of agreements related to research and development activities that contain various obligations. These short-term contractual obligations amounted to approximately DKK 1,687 million as of December 31, 2022, all of which is due in less than two years (2021: approximately DKK 1,340 million).

Genmab also has certain contingent commitments under license and collaboration agreements that may become due in the future. As of December 31, 2022, these contingent commitments amounted to approximately DKK 20,077 million (USD 2,880 million) in potential future development, regulatory and commercial milestone payments to third parties under license and collaboration agreements for our pre-clinical and clinical stage development programs as compared to approximately DKK 19,574 million (USD 2,983 million) as of December 31, 2021. These milestone payments generally become due and payable only upon the achievement of certain development, clinical, regulatory or commercial milestones. The events triggering such payments or obligations have not yet occurred.

In addition to the above obligations, Genmab enters into a variety of agreements and financial commitments in the normal course of business. The terms generally allow Genmab the option to cancel, reschedule and adjust our requirements based on our business needs prior to the delivery of goods or performance of services. It is not possible to predict the maximum potential amount of future payments under these agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement.

5.4
Fees to Auditors Appointed at the Annual General Meeting

(DKK million)	2022	2021	2020
PricewaterhouseCoopers			
Audit fees	5.8	5.8	4.9
Audit-related fees	2.0	1.8	1.0
Tax fees	–	–	0.3
All other fees	–	0.1	–
Total	**7.8**	**7.7**	**6.2**

Fees for other services than statutory audit of the financial statements provided by PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab amounted to DKK 2.0 million in 2022 (DKK 1.9 million and DKK 1.3 million in 2021 and 2020, respectively). These services primarily include agreed-upon procedures, other assurance assessments and reports, accounting advice, educational training and tax and VAT compliance.

5.5
Adjustments to Cash Flow Statements

(DKK million)	Note	2022	2021	2020
Adjustments for non-cash transactions:				
Depreciation, amortization and impairment	3.1, 3.2, 3.3	362	248	259
Share-based compensation expenses	2.3, 4.6	439	310	200
Other		–	(32)	–
Total adjustments for non-cash transactions		**801**	**526**	**459**
Change in operating assets and liabilities:				
Receivables		(2,213)	(1,074)	306
Deferred revenue		–	–	513
Other payables		283	304	168
Total change in operating assets and liabilities		**(1,930)**	**(770)**	**987**

112 Genmab | 2022 Annual Report | Financial Statements | Group

113 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Group Section 5 Other Disclosures | 5.6 Collaborations and Technology Licenses 5.6 Collaborations and Technology Licenses Collaborations Genmab enters into collaborations with biotech-nology and pharmaceutical companies to advance the development and commercialization of Genmab’s product candidates and to supplement its internal pipeline. Genmab seeks collabora-tions that will allow Genmab to retain significant future participation in product sales through either profit-sharing or royalties paid on net sales. Below is an overview of certain of Genmab’s collaborations that have had, or are expected in the near term to have, a significant impact on financial results. Janssen (Daratumumab/DARZALEX) In 2012, Genmab entered into a global license, development and commercialization agreement with Janssen for daratumumab (marketed for the treatment of certain multiple myeloma indica-tions as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and DARZALEX SC in Europe for SC administration). Under this agreement, Janssen is fully responsible for devel-oping and commercializing daratumumab, and all costs associated therewith. Genmab receives tiered royalty payments between 12% and 20% based on Janssen’s annual net product sales. The royalties payable by Janssen are limited in time and subject to reduction on a country-by-country basis for customary reduction events, including upon patent expiration or invalidation in the relevant country and upon the first commercial sale of a biosimilar product in the relevant country (for as long as the biosimilar product remains for sale in that country). Pursuant to the terms of the agreement, Janssen’s obligation to pay royalties under this agreement will expire on a country-by-country basis on the later of the date that is 13 years after the first commercial sale of dara-tumumab in such country or upon the expiration of the last-to-expire relevant Genmab-owned patent (as defined in the agreement) covering daratumumab in such country. Genmab is also eligible to receive certain additional payments in connection with development, regulatory and sales milestones. In September 2020, Genmab commenced binding arbitration of two matters arising under its license agreement with Janssen relating to daratumumab. Under the license agreement, Genmab is, among other things, entitled to royalties from Janssen on net sales of daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and as DARZALEX SC in Europe for SC administration). In April 2022, the arbitral tribunal issued an award in the binding arbitration of the two matters. Genmab did not seek a review of the award, and the award is now final. The first matter concerned the question as to whether Janssen’s obligation to pay royalties on sales of licensed product extends, in each applicable country, until the expiration or invalidation of the last-to-expire relevant Genmab-owned patent or the last-to-expire relevant Janssen-owned patent covering the product, as further defined and described in the license agreement. As to that matter, the tribunal determined by majority opinion that Janssen’s obligation to pay royalties to Genmab on sales of licensed product, in each applicable country, extends through the expiration or invalidation of the last-to-expire relevant Genmab-owned patent covering the product or use thereof, but not the relevant Janssen-owned patent. The relevant Genmab-owned issued U.S., European and Japanese patents will expire in the late 2020s and early 2030s. The second matter concerned the question as to whether Genmab is required to share in Janssen’s royalty payments to Halozyme for the Halozyme enzyme technology used in the SC formulation of daratumumab (marketed as DARZALEX FASPRO in the U.S.). The royalties Janssen pays to Halozyme represent a mid-single digit percentage rate of SC daratumumab sales. As to that matter, the tribunal ruled by majority opinion that Janssen is permitted to continue reducing its royalty payments to Genmab as an offset against a share of Janssen’s royalty payments made to Halozyme. On June 9, 2022, Genmab announced the commencement of a second arbitration under the daratumumab license agreement with Janssen. This second arbitration follows from the award in the prior arbitration, where the tribunal ruled in favor of Janssen on the question as to whether Genmab is required to share in Janssen’s royalty payments to Halozyme for its technology used in the daratumumab SC product. The tribunal based its ruling on the finding that DARZALEX FASPRO constitutes a new licensed product under the license agreement. In this second arbitration, Genmab is conse-quently seeking an award of USD 405 million plus interest in accrued milestone payments for DARZALEX FASPRO and a declaration that it is entitled to a new 13-year royalty term from the date of DARZALEX FASPRO’s first commercial sale. See Company Announcement no. 21/2022. Novartis (Ofatumumab/Kesimpta) Genmab and GlaxoSmithKline (GSK) entered a co-development and collaboration agreement for ofatumumab in 2006. The full rights to ofatu-mumab were transferred from GSK to Novartis in 2015. Novartis is now fully responsible for the development and commercialization of ofatu-mumab in all potential indications, including autoimmune diseases. Genmab is entitled to a 10% royalty payment of net sales for non-cancer treatments. Novartis’s obligation to pay royalties under this agreement expire on a country-by-country basis only in the event Novartis is no longer selling such product is a given country. In 2020 SC ofatumumab was approved by the U.S. FDA, as Kesimpta, for the treatment of RMS in adults. Ofatumumab was also previously approved as Arzerra® for certain CLL indications. In 2019, the marketing authorization for Arzerra was withdrawn in the EU and several other territories. In August 2020, Genmab announced that Novartis planned to transition Arzerra to an oncology

114 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Group Section 5 Other Disclosures | 5.6 Collaborations and Technology Licenses access program for CLL patients in the U.S. In 2020, Genmab recognized USD 30 million lump sum from Novartis as payment for lost potential royalties. Ofatumumab is no longer in develop-ment for CLL. Roche (Teprotumumab/TEPEZZA) In May 2001, Genmab entered a collaboration with Roche to develop human antibodies to disease targets identified by Roche. In 2002, this alliance was expanded, and Roche made an equity investment in Genmab. Under the agreement, Genmab will receive milestones as well as royalty payments on successful products and, in certain circumstances, Genmab could obtain rights to develop products based on disease targets identified by Roche. Teprotumumab was created by Genmab under the collaboration with Roche and development and commercialization of the product, approved in 2020 by the U.S. FDA, as TEPEZZA, for the treatment of TED, is now being conducted by Horizon under a license from Roche. Under the terms of Genmab’s agreement with Roche, Genmab will receive mid-single digit royalties on sales of TEPEZZA. Seagen (Tisotumab vedotin/Tivdak) In September 2010, Genmab and Seagen entered into an ADC collaboration, and a commercial license and collaboration agreement was executed in October 2011. Under the agreement, Genmab was granted rights to utilize Seagen’s ADC technology with its human monoclonal TF antibody. Seagen was granted rights to exercise a co-development and co-commercialization option at the end of Phase 1 clinical development for tisotumab vedotin. In August 2017, Seagen exercised this option. In October 2020, Genmab and Seagen entered into a joint commercialization agreement. Genmab is co-promoting tisotumab vedotin in the U.S. and will lead commercial operational activities and book sales in Japan, while Seagen will lead operational commercial activities in the U.S., Europe and China with a 50:50 cost and profit split in those markets. In any other markets, Seagen will be responsible for commercializing tisotumab vedotin and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies will continue the practice of joint decision-making on the worldwide development and commercialization strategy for tisotumab vedotin. In September 2021, tisotumab vedotin was approved by the U.S. FDA and is marketed under the trade name Tivdak. Seagen records product sales of Tivdak in the U.S. and Genmab shares 50% of the profits for this product. AbbVie (Epcoritamab) On June 10, 2020, Genmab entered into a broad oncology collaboration agreement with AbbVie to jointly develop and commercialize epcoritamab, DuoHexaBody-CD37 and DuoBody-CD3x5T4, and a discovery research collaboration for future differentiated antibody therapeutics for cancer. For epcoritamab, the companies will share commercial responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab will book sales in the U.S. and Japan and receive tiered royalties on remaining global sales outside of these terri-tories. For any product candidates developed as a result of the companies’ discovery research collaboration, Genmab and AbbVie will share responsibilities for global development and commercialization in the U.S. and Japan. Genmab retains the right to co-commercialize these products, along with AbbVie, outside of the U.S. and Japan. Under the terms of the agreement, Genmab received a USD 750 million (DKK 4,911 million) upfront payment in June 2020 and was initially entitled to receive an aggregate of up to USD 3.15 billion in additional development, regulatory and sales milestone payments for all programs. Included in these potential milestones were up to USD 1.15 billion in payments related to clinical development and commercial success across the three bispecific antibody programs origi-nally included in the agreement, one of which, DuoBody-CD3x5T4, was subsequently stopped and another, DuoHexaBody-CD37, now being solely developed by Genmab. As a result of one program being stopped and another now being solely developed by Genmab, Genmab is instead contractually entitled to receive an aggregate of up to USD 2.55 billion in additional development, regulatory and sales milestone payments for all programs and up to USD 550 million in payments related to clinical development and commercial success for the one remaining bispecific antibody program, epcoritamab, included in the original agreement. In addition, and also included in these potential milestones, if all four next-generation antibody product candidates developed as a result of the discovery research collaboration are successful, Genmab is eligible to receive up to USD 2.0 billion in option exercise and success-based milestones. Genmab is further entitled to tiered royalties between 22% and 26% on net sales for epcor-itamab outside the United States and Japan. Except for these royalty-bearing sales, Genmab will share with AbbVie pre-tax profits from the sale of licensed products on a 50:50 basis. Genmab and AbbVie split 50:50 the development costs related to epcoritamab, while Genmab will be responsible for 100% of the costs for DuoHexaBody-CD37 (after December 24, 2022) and the discovery research programs up to opt-in. The total transaction price of USD 750 million (DKK 4,911 million) was allocated to the four performance obligations based on the best estimate of relative stand-alone selling prices. The allocation of the transaction price to the performance obligations is summarized below: • Delivery of licenses for the three programs: USD 672 million (DKK 4,398 million) • Co-development activities for the product concepts: USD 78 million (DKK 513 million) For the license grants, Genmab based the stand-alone selling price on a discounted cash flow approach and considered several factors

115 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Group Section 5 Other Disclosures | 5.7 Subsequent Events including, but not limited to, discount rate, devel-opment timeline, regulatory risks, estimated market demand and future revenue potential. For co-development activities related to up to four product concepts, a cost-plus margin approach was utilized. The performance obligations related to the delivery of licenses were completed at a point in time (June 2020) and Genmab recognized USD 672 million (DKK 4,398 million) as license fee revenue in June 2020. After delivery of the licenses, Genmab shares further development and commercial costs equally with AbbVie. AbbVie is not assessed as a customer but as a collaboration partner, and as such this part of the collaboration is not in scope of IFRS 15. In September 2021, Genmab, along with AbbVie, decided that the data did not support the further development of DuoBody-CD3x5T4. In June 2022, AbbVie decided to discontinue co-development of DuoHexaBody-CD37. Upon expiry of the 180-day notice period on December 24, 2022, Genmab became solely responsible for the further devel-opment of DuoHexaBody-CD37 against low-single digit royalty payments to AbbVie, up to an agreed maximum total royalty amount, based on future potential sales of the product. Refer to Note 3.6 for information pertaining to the remaining performance obligation related to co-development activities for the product concepts. BioNTech In May 2015, Genmab entered into an agreement with BioNTech to jointly research, develop and commercialize bispecific antibody products using Genmab’s DuoBody technology platform. Under the terms of the agreement, BioNTech will provide proprietary antibodies against key immunomodu-latory targets, while Genmab provides proprietary antibodies and access to its DuoBody technology platform. Genmab paid an upfront fee of USD 10 million to BioNTech and an additional fee as certain BioNTech assets were selected for further development. If the companies jointly select any product candidates for clinical development, development costs and product ownership will be shared equally going forward. If one of the companies does not wish to move a product candidate forward, the other company is entitled to continue developing the product on prede-termined licensing terms. The agreement also includes provisions which will allow the parties to opt out of joint development at key points. During July 2022, Genmab and BioNTech expanded this collaboration to include the joint research, devel-opment and commercialization of monospecific antibody candidates using Genmab’s HexaBody technology platform. Genmab and BioNTech have four investigational medicines currently in clinical development: DuoBody-CD40x4-1BB (GEN1042/BNT312), DuoBody-PD-L1x4-1BB (GEN1046/BNT311), HexaBody-CD27 (GEN1053/BNT313) and GEN1056 (BNT322). Janssen (DuoBody) In July 2012, Genmab entered into a collaboration with Janssen to create and develop bispecific anti-bodies using our DuoBody technology platform. Under this original agreement, Janssen had the right to use the DuoBody technology platform to create panels of bispecific antibodies (up to 10 DuoBody programs) to multiple disease target combinations. Genmab received an upfront payment of USD 3.5 million from Janssen and will potentially be entitled to milestone and license payments of up to approximately USD 175 million, as well as royalties for each commercialized DuoBody product. Under the terms of a December 2013 amendment, Janssen was entitled to work on up to 10 addi-tional programs. Genmab received an initial payment of USD 2 million from Janssen. For each of the additional programs that Janssen successfully initiates, develops and commer-cializes, Genmab will potentially be entitled to receive average milestone and license payments of approximately USD 191 million. Genmab will be entitled to royalties on sales of any commer-cialized products. All research work is funded by Janssen. Janssen has exercised 14 licenses under this collaboration, not all of which are active, and no further options remain for use by Janssen. As of December 31, 2022, three DuoBody-based products created under this collaboration were in active clinical development. Of these, RYBREVANT and TECVAYLI were the first and second medicines, respectively, created using the DuoBody tech-nology platform to receive regulatory approval. In December 2022, Janssen submitted a BLA to the U.S. FDA for the third product in active clinical development, talquetamab, for the treatment of patients with relapsed or refractory multiple myeloma. Genmab receives milestones and royalties between 8% and 10% for RYBREVANT and milestones and a mid-single digit royalty for TECVAYLI based on Janssen’s annual net product sales. Pursuant to the terms of the DuoBody agreement, Janssen’s obligation to pay these royalties will expire on a country-by-country and licensed product-by-licensed product basis on the later of the date that is 10 years after the first sale of each licensed product in such country or upon the expiration of the last-to-expire relevant product patent (as defined in the agreement) covering the licensed product in such country. 5.7 Subsequent Events No events have occurred subsequent to the balance sheet date that could significantly affect the financial statements as of December 31, 2022.

116 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Parent Company Table of Contents Financial Statements of the Parent Company 117 Income Statements 118 Balance Sheets 119 Statements of Cash Flows 120 Statements of Changes in Equity Notes 121 1 Accounting Policies 123 2 Revenue 124 3 Staff Costs 124 4 Corporate and Deferred Tax 125 5 Intangible Assets 126 6 Property and Equipment 127 7 Leases 128 8 Other Investments 128 9 Receivables 128 10 Deferred Revenue 128 11 Other Payables 129 12 Marketable Securities 129 13 Financial Income and Expenses 129 14 Remuneration of the Board of Directors and Executive Management 130 15 Related Party Disclosures 130 16 Investments in Subsidiaries 130 17 Commitments 131 18 Fees to Auditors Appointed at the Annual General Meeting 131 19 Adjustments to Cash Flow Statements

117 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Parent Company (DKK million) Note 2022 2021 Restated* 2020 Restated* Revenue (restated*) 2 14,827 8,606 10,026 Research and development expenses (restated*) 3, 5, 6 (6,277) (3,870) (2,960) Selling, general and administrative expenses (restated*) 3, 6 (2,728) (1,219) (599) Operating expenses (restated*) (9,005) (5,089) (3,559) Operating profit (restated*) 5,822 3,517 6,467 Financial income 13 1,300 1,610 254 Financial expenses 13 (369) (254) (1,519) Net profit before tax (restated*) 6,753 4,873 5,202 Corporate tax 4 (1,511) (975) (1,077) Net profit (restated*) 5,242 3,898 4,125 *See Note 1 for details regarding the restatement as a result of errors and change in accounting policies. Income Statements Financial Statements of the Parent Company

118 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Parent Company (DKK million) Note December 31, 2022 December 31, 2021 Restated* January 1, 2021 Restated* Assets Intangible assets 5 357 236 304 Property and equipment 6 26 13 10 Right-of-use assets 7 9 12 24 Investments in subsidiaries (restated*) 16 2,806 2,506 1,954 Receivables 9 35 8 6 Deferred tax assets 4 243 252 177 Other investments 8 66 27 14 Total non-current assets (restated*) 3,542 3,054 2,489 Corporate tax receivable 4 150 39 250 Receivables 9 5,756 3,187 2,379 Receivables from subsidiaries (restated*) 9 129 9 73 Marketable securities 12 12,431 10,381 8,819 Cash and cash equivalents 8,830 8,783 7,133 Total current assets (restated*) 27,296 22,399 18,654 Total assets (restated*) 30,838 25,453 21,143 Shareholders’ Equity and Liabilities Share capital 66 66 66 Share premium 12,309 12,029 11,894 Retained earnings (restated*) 15,900 11,226 7,423 Total shareholders’ equity (restated*) 28,275 23,321 19,383 Lease liabilities 7 – – 11 Deferred revenue 10 480 487 487 Other payables 11 – 6 5 Total non-current liabilities 480 493 503 Payable to subsidiaries 11 1,136 770 358 Lease liabilities 7 5 11 12 Deferred revenue 10 33 26 26 Other payables 11 909 832 861 Total current liabilities 2,083 1,639 1,257 Total liabilities 2,563 2,132 1,760 Total shareholders’ equity and liabilities (restated*) 30,838 25,453 21,143 *See Note 1 for details regarding the restatement as a result of errors and change in accounting policies. Balance Sheets Financial Statements of the Parent Company

119 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Parent Company (DKK million) Note 2022 2021 Restated* 2020 Restated* Cash flows from operating activities: Net profit before tax (restated*) 6,753 4,873 5,202 Reversal of financial items, net 13 (931) (1,356) 1,265 Adjustment for non-cash transactions (restated*) 19 172 139 177 Change in operating assets and liabilities (restated*) 19 (2,186) (954) 1,039 Cash provided by operating activities before financial items (restated*) 3,808 2,702 7,683 Interest received 280 207 170 Interest elements of lease payments 7 – – (1) Interest paid (1) – (11) Corporate taxes (paid)/received (1,583) (739) (1,476) Net cash provided by operating activities (restated*) 2,504 2,170 6,365 Cash flows from investing activities: Investment in intangible assets 5 (191) – – Investment in tangible assets 6 (21) (7) (3) Transactions with subsidiaries (restated*) 374 93 (117) Marketable securities bought (9,659) (15,514) (12,414) Marketable securities sold 7,254 14,469 10,370 Other investments bought (39) (18) – Net cash (used in) investing activities (restated*) (2,282) (977) (2,164) Cash flows from financing activities: Warrants exercised 280 135 140 Principal elements of lease payments 7 (13) (13) (12) Purchase of treasury shares (908) (447) – Payment of withholding taxes on behalf of employees on net settled RSUs (88) (50) (25) Net cash provided by (used in) financing activities (729) (375) 103 Changes in cash and cash equivalents (507) 818 4,304 Cash and cash equivalents at the beginning of the period 8,783 7,133 3,274 Exchange rate adjustments 554 832 (445) Cash and cash equivalents at the end of the period 8,830 8,783 7,133 Cash and cash equivalents include: Bank deposits 8,236 8,487 4,927 Short-term marketable securities 594 296 2,206 Cash and cash equivalents at the end of the period 8,830 8,783 7,133 *See Note 1 for details regarding the restatement as a result of errors and change in accounting policies. Statements of Cash Flows Financial Statements of the Parent Company

120 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Parent Company Statements of Changes in Equity Distribution of the Year’s Profit The Board of Directors proposes that the parent company’s 2022 net profit of DKK 5,242 million (2021: restated net profit of DKK 3,898 million and 2020: restated net profit of DKK 4,125 million) be carried forward to next year by transfer to retained earnings. Financial Statements of the Parent Company (DKK million) Share capital Share premium Translation Reserves Retained earnings Shareholders’ equity Balance at December 31, 2019 65 11,755 98 2,130 14,048 Change in accounting policy – – (98) 949 851 Balance at December 31, 2019 (restated*) 65 11,755 – 3,079 14,899 Net profit (restated*) – – – 4,125 4,125 Exercise of warrants 1 139 – – 140 Share-based compensation expenses – – – 200 200 Net settlement of RSUs – – – (25) (25) Tax on items recognized directly in equity – – – 44 44 Balance at December 31, 2020 (restated*) 66 11,894 – 7,423 19,383 Net profit (restated*) – – – 3,898 3,898 Exercise of warrants – 135 – – 135 Purchase of treasury shares – – – (447) (447) Share-based compensation expenses – – – 310 310 Net settlement of RSUs – – – (50) (50) Tax on items recognized directly in equity – – – 92 92 Balance at December 31, 2021 (restated*) 66 12,029 – 11,226 23,321 Net profit – – – 5,242 5,242 Exercise of warrants – 280 – – 280 Purchase of treasury shares – – – (908) (908) Share-based compensation expenses – – – 439 439 Net settlement of RSUs – – – (88) (88) Tax on items recognized directly in equity – – – (11) (11) Balance at December 31, 2022 66 12,309 – 15,900 28,275 *See Note 1 for details regarding the restatement as a result of errors and change in accounting policies.

121 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Parent Company 1 Accounting Policies The financial statements of the parent company have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with IFRS as endorsed by the EU and further require-ments in the Danish Financial Statements Act (Class D). A number of new or amended standards became applicable for the current reporting period. Genmab A/S did not have to change its accounting policies as a result of the adoption of these standards. Refer to Note 1.2 in the consolidated financial statements for a description of new accounting policies and disclosures of the Group. Changes to Accounting Policies Investments in Subsidiaries IFRS standard IAS 27 “Separate Financial Statements” permits investments in subsidiaries to be accounted for either at cost, at fair value in accordance with IFRS 9 “Financial Instruments” or using the equity method as described in IAS 28 “Investments in Associates and Joint Ventures”. Effective January 1, 2022, Genmab A/S has elected to measure investments in subsidiaries at cost in the financial statements of the parent company. Previously, investments in subsidiaries were measured using the equity method. This election was made as Genmab A/S has deter-mined that measurement at cost provides more relevant information about the conditions of the parent company financial statements. Under the cost method, investments in subsid-iaries are measured at historical cost. Equity interests in foreign currencies are translated to the reporting currency by use of historical exchange rates prevailing at the time of investment. Additions to the carrying value of investment in subsidiaries include capital contributions made by the parent and share-based payment trans-actions related to employees of the respective subsidiaries based on where the employee has rendered service. Distributions from the investment are recognized as income when declared, if any. If the distri-bution exceeds the current period income or if circumstances or changes in Genmab’s operations indicate that the carrying amount of the subsidiary may not be recoverable, the carrying amount is tested for impairment. Where the recoverable amount of the investments is lower than cost, the investments are written down to this lower value. Correction of Prior Period Errors During the period ending December 31, 2022, the parent company revised its income statements and statements of cash flows to correct an error related to share-based compensation expenses recorded by the parent company that should have been reported by its subsidiaries. Under IFRS 2, share-based payment transactions among group entities should be recorded as an expense by the entity that is receiving goods or services. The error resulted in an overstatement of Genmab A/S’ share-based compensation expenses and an understatement of (loss) in subsidiaries, net of tax in the prior financial years. In addition, an error was discovered related to cost sharing reimbursements with subsidiaries that were incorrectly recorded as a reduction to revenue. The error resulted in an understate-ment of revenue and research and development expenses, resulting in a revision in the parent company’s income statements. The impact of the change in accounting policy and the correction of the prior period errors on the financial statements are shown below. The comparative figures for fiscal years 2021 and 2020 have been restated accordingly. Notes to the Financial Statements of the Parent Company Financial Statements of the Parent Company

Table of Contents | Management's Review | Financial Statements | Other Information

Notes to the Financial Statements of the Parent Company | 1 Accounting Policies

(DKK million)	2022			2021					2020				
	Reported Balances	Effect of Change in Accounting Policies	Balances Before Change in Accounting Policies	Restated Balances	Effect of Change in Accounting Policies	Effect of Error Correction— Share-Based Compensation Expense	Effect of Error Correction— Revenue	Previously Reported Balances	Restated Balances	Effect of Change in Accounting Policies	Effect of Error Correction— Share-Based Compensation Expense	Effect of Error Correction— Revenue	Previously Reported Balances
Income Statements:													
Revenue	14,827	–	14,827	8,606	–	–	97	8,509	10,026	–	–	41	9,985
Research and development expenses	(6,277)	–	(6,277)	(3,870)	–	184	(97)	(3,957)	(2,960)	–	122	(41)	(3,041)
Selling, general and administrative expenses	(2,728)	–	(2,728)	(1,219)	–	77	–	(1,296)	(599)	–	38	–	(637)
Operating expenses	**(9,005)**	**–**	**(9,005)**	**(5,089)**	**–**	**261**	**(97)**	**(5,253)**	**(3,559)**	**–**	**160**	**(41)**	**(3,678)**
Operating profit	**5,822**	**–**	**5,822**	**3,517**	**–**	**261**	**–**	**3,256**	**6,467**	**–**	**160**	**–**	**6,307**
Profit/(Loss) in subsidiaries, net of tax	–	(566)	566	–	890	(261)	–	(629)	–	(633)	(160)	–	793
Net profit before tax	**6,753**	**(566)**	**7,319**	**4,873**	**890**	**–**	**–**	**3,983**	**5,202**	**(633)**	**–**	**–**	**5,835**
Net profit	**5,242**	**(566)**	**5,808**	**3,898**	**890**	**–**	**–**	**3,008**	**4,125**	**(633)**	**–**	**–**	**4,758**
Adjustment of foreign currency fluctuations on subsidiaries	–	(41)	41	–	(27)	–	–	27	–	44	–	–	(44)
Balance Sheets:													
Investments in subsidiaries	2,806	891	1,915	2,506	1,195	–	–	1,311	1,954	332	–	–	1,622
Total non-current assets	**3,542**	**891**	**2,651**	**3,054**	**1,195**	**–**	**–**	**1,859**	**2,489**	**332**	**–**	**–**	**2,157**
Receivables from subsidiaries	129	–	129	9	(70)	–		79	73	(70)	–		143
Total current assets	**27,296**	**–**	**27,296**	**22,399**	**(70)**	**–**	**–**	**22,469**	**18,654**	**(70)**	**–**	**–**	**18,724**
Total assets	**30,838**	**891**	**29,947**	**25,453**	**1,125**	**–**	**–**	**24,328**	**21,143**	**262**	**–**		**20,881**
Other reserves	–	(122)	122	–	(81)	–	–	81	–	(54)	–	–	54
Retained earnings	15,900	1,013	14,887	11,226	1,206	–	–	10,020	7,423	316	–	–	7,107
Total shareholders' equity	**28,275**	**891**	**27,384**	**23,321**	**1,125**	**–**	**–**	**22,196**	**19,383**	**262**	**–**	**–**	**19,121**
Total shareholders' equity and liabilities	**30,838**	**891**	**29,947**	**25,453**	**1,125**	**–**	**–**	**24,328**	**21,143**	**262**	**–**	**–**	**20,881**
Statements of Cash Flows:													
Net profit before tax	6,753	(566)	7,319	4,873	890	–	–	3,983	5,202	(633)	–	–	5,835
Reversal of profit/(loss) in subsidiaries, net of tax	–	566	(566)	–	(890)	261	–	629	–	633	160	–	(793)
Adjustment for non-cash transactions	172	–	172	139	–	(261)	–	400	177	–	(160)	–	337
Change in operating assets and liabilities	(2,186)	–	(2,186)	(954)	70	–	–	(1,024)	1,039	70	–	–	969
Cash provided by operating activities before financial items	**3,808**	**–**	**3,808**	**2,702**	**70**	**–**	**–**	**2,632**	**7,683**	**70**	**–**	**–**	**7,613**
Net cash provided by operating activities	**2,504**	**–**	**2,504**	**2,170**	**70**	**–**	**–**	**2,100**	**6,365**	**70**	**–**	**–**	**6,295**
Transactions with subsidiaries	374	–	374	93	(70)	–	–	163	(117)	(70)	–	–	(47)
Net cash (used in) investing activities	**(2,282)**	**–**	**(2,282)**	**(977)**	**(70)**	**–**	**–**	**(907)**	**(2,164)**	**(70)**	**–**	**–**	**(2,094)**

122 Genmab | 2022 Annual Report | Financial Statements | Parent Company

Table of Contents | Management's Review | Financial Statements | Other Information

Notes to the Financial Statements of the Parent Company | 2 Revenue

Supplementary Accounting Policies for the Parent Company

Investments in Subsidiaries

The cost method is used for measuring the investments in subsidiaries. Under the cost method, investments in subsidiaries are measured at historical cost. Equity interests in foreign currencies are translated to the reporting currency by use of historical exchange rates prevailing at the time of investment.

Additions to the carrying value of investment in subsidiaries include capital contributions made by the parent and share-based payment transactions related to employees of the respective subsidiaries based on where the employee has rendered service.

Distributions from the investment are recognized as income when declared, if any. If the distribution exceeds the current period income or if circumstances or changes in Genmab's operations indicate that the carrying amount of the subsidiary may not be recoverable, the carrying amount is tested for impairment. Where the recoverable amount of the investments is lower than cost, the investments are written down to this lower value.

Refer to **Note 1.1** in the consolidated financial statements for a description of the accounting policies of the Group.

Refer to **Note 1.3** in the consolidated financial statements for a description of management's judgements and estimates under IFRS

2

Revenue

(DKK million)	2022	2021	2020
Revenue by type:			
Royalties	11,672	6,977	4,741
Reimbursement revenue	1,050	655	517
Milestone revenue	1,767	954	351
License revenue	6	–	4,417
Collaboration revenue	332	20	–
Total	**14,827**	**8,606**	**10,026**
Revenue by collaboration partner:			
Janssen	10,620	6,847	4,693
AbbVie	1,174	245	4,227
Roche	796	603	305
Novartis	815	236	212
BioNTech	708	416	230
Seagen	413	135	201
Other	301	124	158
Total	**14,827**	**8,606**	**10,026**
Royalties by product:			
DARZALEX	10,056	6,135	4,419
TEPEZZA	796	593	298
Kesimpta	779	235	10
Other	41	14	14
Total	**11,672**	**6,977**	**4,741**

Refer to **Note 2.1** in the consolidated financial statements for additional information regarding revenue of the Group.

123 Genmab | 2022 Annual Report | Financial Statements | Parent Company

124 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Parent Company Notes to the Financial Statements of the Parent Company | 3 Staff Costs 3 Staff Costs (DKK million) 2022 2021 2020 Wages and salaries 392 277 182 Share-based compensation 68 49 35 Defined contribution plans 29 22 15 Other social security costs 25 15 21 Total 514 363 253 Staff costs are included in the income statement as follows: Research and development expenses 393 271 191 Selling, general and administrative expenses 121 92 62 Total 514 363 253 Average number of FTE 348 269 180 Number of FTE at year-end 385 312 210 Refer to Note 2.3 in the consolidated financial statements for additional information regarding staff costs of the Group. 4 Corporate and Deferred Tax Taxation—Income Statement & Shareholders’ Equity (DKK million) 2022 2021 2020 Current tax Current tax on profit 1,508 959 1,190 Adjustment to deferred tax 3 16 (113) Total tax for the period in the income statement 1,511 975 1,077 A reconciliation of Genmab’s effective tax rate relative to the Danish statutory tax rate is as follows: (DKK million) 2022 2021 2020 Net profit before tax 6,753 4,873 5,202 Tax at the Danish statutory corporation tax rate of 22% for all periods 1,486 1,072 1,144 Tax effect of: Non-deductible expenses/non-taxable income and other permanent differences, net 37 (105) (61) All other (12) 8 (6) Total tax effect 25 (97) (67) Total tax for the period in the income statement 1,511 975 1,077 Total tax for the period in shareholders’ equity (22) (31) (44) Effective Tax Rate 22.4% 20.0% 20.7%

125 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Parent Company Notes to the Financial Statements of the Parent Company | 5 Intangible Assets Taxation—Balance Sheet Significant components of the deferred tax asset are as follows: (DKK million) 2022 2021 Share-based instruments 124 130 Deferred revenue 113 113 Other temporary differences 6 9 Total deferred tax assets 243 252 Refer to Note 2.4 in the consolidated financial statements for additional information regarding corporate and deferred tax of the Group. 5 Intangible Assets Licenses, Rights, and Patents (DKK million) 2022 2021 Cost at January 1 820 820 Additions for the year 191 – Cost at December 31 1,011 820 Accumulated amortization and impairment at January 1 (584) (516) Amortization for the year (63) (72) Accumulated amortization (7) 4 Accumulated amortization and impairment at December 31 (654) (584) Carrying amount at December 31 357 236 (DKK million) 2022 2021 2020 Amortization and impairment included in the income statement as follows: Research and development expenses 63 72 119 Total 63 72 119 Parent Company intangible assets include licenses and rights primarily to gain access to targets and technologies identified by third parties as well as subsidiaries. Refer to Note 3.1 in the consolidated financial statements for additional information regarding intangible assets of the Group.

126 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Parent Company Notes to the Financial Statements of the Parent Company | 6 Property and Equipment 6 Property and Equipment (DKK million) Leasehold improvements Equipment, furniture and fixtures Assets under construction Total property and equipment 2022 Cost at January 1 4 25 6 35 Additions for the year – 6 11 17 Disposals for the year – (7) – (7) Cost at December 31 4 24 17 45 Accumulated depreciation and impairment at January 1 (3) (19) – (22) Depreciation for the year (1) (5) – (6) Disposals for the year – 9 – 9 Accumulated depreciation and impairment at December 31 (4) (15) – (19) Carrying amount at December 31 – 9 17 26 2021 Cost at January 1 4 23 – 27 Additions for the year – 2 6 8 Cost at December 31 4 25 6 35 Accumulated depreciation and impairment at January 1 (2) (15) – (17) Depreciation for the year (1) (4) – (5) Accumulated depreciation and impairment at December 31 (3) (19) – (22) Carrying amount at December 31 1 6 6 13 (DKK million) 2022 2021 2020 Depreciation and impairment included in the income statement as follows: Research and development expenses 2 3 3 Selling, general and administrative expenses 4 2 2 Total 6 5 5 Refer to Note 3.2 in the consolidated financial statements for additional information regarding property and equipment of the Group.

127 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Parent Company Notes to the Financial Statements of the Parent Company | 7 Leases 7 Leases The parent company has entered into lease agreements with respect to office space. The leases are non-cancellable over various periods through 2038. (DKK million) December 31, 2022 December 31, 2021 December 31, 2020 Right-of-use assets Balance at January 1 12 24 34 Additions to right-of-use assets1 10 1 3 Depreciation charge for the year (13) (13) (13) Balance at December 31 9 12 24 Lease liabilities Current 5 11 12 Non-current – – 11 Total lease liabilities 5 11 23 Cash outflow for lease payments 13 13 13 1. Additions to right-of-use assets also includes modifications to existing leases and adjustments to the provisions for contractual restoration obligations related to leases of Genmab offices. Variable lease payments and lease interest expense are immaterial. Future minimum payments under leases as of December 31, 2022, December 31, 2021 and December 31, 2020, are as follows: (DKK million) 2022 2021 2020 Payment due Less than 1 year 5 11 12 1 to 3 years – – 12 More than 3 years but less than 5 years – – – More than 5 years – – – Total 5 11 24 Future minimum payments under leases with commencement dates after December 31, 2022 are not included in the table above. Significant leases not yet commenced During 2020, Genmab entered into a lease agreement with respect to the new headquarters in Denmark with a commencement date in March 2023 and is non-cancellable until March 2038. The total future minimum payments over the term of the lease are approximately DKK 339 million and estimated capital expenditures to fit out the space are approximately DKK 128 million. Refer to Note 3.3 in the consolidated financial statements for additional information regarding leases of the Group.

128 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Parent Company Notes to the Financial Statements of the Parent Company | 8 Other Investments 8 Other Investments Refer to Note 3.4 to the consolidated financial statements for additional information on other investments of the Group. 9 Receivables (DKK million) 2022 2021 Receivables related to collaboration agreements 5,257 2,979 Receivables from subsidiaries 129 9 Interest receivables 83 37 Other receivables 77 52 Receivables for securities matured 290 – Prepayments 84 127 Total 5,920 3,204 Non-current receivables 35 8 Current receivables 5,885 3,196 Total 5,920 3,204 Refer to Note 3.5 in the consolidated financial statements for additional information regarding receivables of the Group. 10 Deferred Revenue (DKK million) 2022 2021 Deferred revenue at January 1 513 513 Customer payment received – – Revenue recognized during the year – – Total at December 31 513 513 Non-current deferred revenue 480 487 Current deferred revenue 33 26 Total at December 31 513 513 Refer to Note 3.6 in the consolidated financial statements for additional information regarding deferred revenue of the Group. 11 Other Payables (DKK million) 2022 2021 Liabilities related to collaboration agreements 70 53 Staff cost liabilities 90 67 Other liabilities 653 577 Payable to subsidiaries 1,136 770 Provisions 6 6 Accounts payable 90 135 Total at December 31 2,045 1,608 Non-current other payables – 6 Current other payables 2,045 1,602 Total at December 31 2,045 1,608 Refer to Note 3.7 in the consolidated financial statements for additional information regarding other payables of the Group.

129 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Financial Statements | Parent Company Notes to the Financial Statements of the Parent Company | 12 Marketable Securities 12 Marketable Securities Refer to Note 4.4 to the consolidated financial statements for additional information on marketable securities of the Group. 13 Financial Income and Expenses (DKK million) 2022 2021 2020 Financial income: Interest and other financial income 321 190 184 Interest from subsidiaries – 3 – Gain on other investments, net 1 – 70 Foreign exchange rate gain, net 978 1,417 – Total financial income 1,300 1,610 254 Financial expenses: Interest and other financial expenses (6) (1) (2) Interest to subsidiaries (2) – (3) Loss on marketable securities, net (361) (246) (91) Loss on other investments, net – (7) – Foreign exchange rate loss, net – – (1,423) Total financial expenses (369) (254) (1,519) Net financial items 931 1,356 (1,265) Refer to Note 4.5 in the consolidated financial statements for additional information regarding financial income and expenses of the Group. 14 Remuneration of the Board of Directors and Executive Management Remuneration of the Board of Directors for the parent is the same as the Group. Remuneration of Executive Management for the parent company is 10% of total compensation for each member of Executive Management as reported in Note 5.1 in the consolidated financial statements, per service agreement with each member of Executive Management. Refer to Note 5.1 in the consolidated financial statements for additional information regarding the remuneration of the Board of Directors and Executive Management.

Table of Contents | Management's Review | Financial Statements | Other Information

Notes to the Financial Statements of the Parent Company | 15 Related Party Disclosures

15
Related Party Disclosures

Genmab A/S' related parties are the parent company's subsidiaries, Board of Directors, Executive Management, and close members of the family of these persons.

Transactions With Subsidiaries

Genmab B.V., Genmab Holding B.V., Genmab US, Inc. and Genmab K.K. are 100% (directly or indirectly) owned subsidiaries of Genmab A/S and are included in the consolidated financial statements. During 2022, various intercompany transactions and services between the aforementioned companies took place in the field of research and development, selling, general and administration, finance and management. All intercompany transactions have been eliminated in the consolidated financial statements of the Genmab Group.

(DKK million)	2022	2021	2020
Transactions with subsidiaries:			
Income statement:			
Service fee income	233	221	127
Service fee costs	(4,446)	(2,675)	(1,693)
Milestone costs	(1,090)	–	–
Financial income	–	3	–
Financial expense	(2)	–	(3)
Balance sheet:			
Intangible assets	217	33	40
Current receivables	129	9	73
Current payables	(1,136)	(770)	(358)

Genmab A/S has placed at each subsidiary's disposal a credit facility (denominated in local currency) that the subsidiary may use to draw from in order to secure the necessary funding of its activities.

Refer to **Note 5.2** to the consolidated financial statements for additional information regarding transactions with related parties of the Group.

16
Investments in Subsidiaries

(DKK million)	2022	2021
Cost at January 1	4,435	3,885
Additions	300	550
Cost at December 31	**4,735**	**4,435**
Impairment at January 1	(1,929)	(1,929)
Impairment at December 31	**(1,929)**	**(1,929)**
Carrying amount at December 31	**2,806**	**2,506**

Refer to **Note 1.1** in the consolidated financial statements for a listing of subsidiaries owned by Genmab A/S.

Refer to **Note 1** in the parent financial statements for details of change in accounting policies impacting Genmab A/S investment in subsidiaries.

17
Commitments

Purchase Obligations

Genmab A/S has entered into a number of agreements related to research and development activities that contain various obligations. These short-term contractual obligations amounted to approximately DKK 1,558 million as of December 31, 2022, all of which is due in less than two years (2021: approximately DKK 1,207 million).

Genmab A/S also has certain contingent commitments under our license and collaboration agreements that may become due in the future. As of December 31, 2022, these contingent commitments amounted to approximately DKK 14,537 million (USD 2,085 million) in potential future development, regulatory and commercial milestone payments to third parties under license and collaboration agreements for our pre-clinical and clinical stage development programs as compared to approximately DKK 14,371 million

130 Genmab | 2022 Annual Report | Financial Statements | Parent Company

Table of Contents | Management's Review | Financial Statements | Other Information

Notes to the Financial Statements of the Parent Company | 18 Fees to Auditors Appointed at the Annual General Meeting

(USD 2,190 million) as of December 31, 2021. These milestone payments generally become due and payable only upon the achievement of certain development, clinical, regulatory or commercial milestones. The events triggering such payments or obligations have not yet occurred.

In addition to the above obligations, Genmab A/S enters into a variety of agreements and financial commitments in the normal course of business. The terms generally allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to the delivery of goods or performance of services. It is not possible to predict the maximum potential amount of future payments under these agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement.

Refer to **Note 5.3** in the consolidated financial statements for additional information regarding commitments of the Group.

18
Fees to Auditors Appointed at the Annual General Meeting

(DKK million)	2022	2021	2020
PricewaterhouseCoopers			
Audit services	5.8	5.8	4.9
Audit-related services	2.0	1.8	1.0
Tax and VAT services	–	–	0.3
Total	**7.8**	**7.6**	**6.2**

Fees for other services than statutory audit of the financial statements provided by PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab amounted to DKK 2.0 million in 2022 (DKK 1.8 million in 2021 and DKK 1.3 million in 2020, respectively). These services primarily include agreed-upon procedures, other assurance assessments and reports, accounting advice, and tax and VAT compliance.

Refer to **Note 5.4** in the consolidated financial statements for additional information regarding fees to auditors of the Group.

19
Adjustments to Cash Flow Statements

(DKK million)	Note	2022	2021	2020
Adjustments for non-cash transactions:				
Depreciation, amortization and impairment	5, 6, 7	110	90	137
Share-based compensation expenses	3	62	49	40
Total adjustments for non-cash transactions		**172**	**139**	**177**
Change in operating assets and liabilities:				
Receivables		(2,286)	(923)	390
Deferred revenue		–	–	513
Other payables		100	(31)	136
Total change in operating assets and liabilities		**(2,186)**	**(954)**	**1,039**

Refer to **Note 5.5** in the consolidated financial statements for additional information regarding adjustments to the cash flow statement of the Group.

131 Genmab | 2022 Annual Report | Financial Statements | Parent Company

132 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Directors’ and Management’s Statement on the Annual Report The Board of Directors and Executive Management have today considered and adopted the Annual Report of Genmab A/S for the financial year January 1 to December 31, 2022. The Annual Report has been prepared in accor-dance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with IFRS as endorsed by the EU and further requirements in the Danish Financial Statements Act. In our opinion, the Consolidated Financial Statements and the Parent Company Financial Statements give a true and fair view of the financial position at December 31, 2022 of the Group and the Parent Company and of the results of the Group and Parent Company operations and cash flows for 2022. In our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances of the Group and the Parent Company, of the results for the year and of the financial position of the Group and the Parent Company as well as a description of the most significant risks and elements of uncertainty facing the Group and the Parent Company. In our opinion, the Annual Report of Genmab A/S for the financial year January 1 to December 31, 2022, with the file name 529900MTJPDPE4MHJ122-2022-12-31-en.zip is prepared, in all material respects, in compliance with the ESEF Regulation. We recommend that the Annual Report be adopted at the Annual General Meeting. Copenhagen, February 22, 2023 Directors’ and Management’s Statement on the Annual Report Executive Management Jan van de Winkel (President & CEO) Anthony Pagano (Executive Vice President & CFO) Judith Klimovsky (Executive Vice President & CDO) Anthony Mancini (Executive Vice President & COO) Tahamtan Ahmadi (Executive Vice President & CMO) Board of Directors Deirdre P. Connelly (Chair) Pernille Erenbjerg (Deputy Chair) Anders Gersel Pedersen Rolf Hoffmann Paolo Paoletti Elizabeth O’Farrell Mijke Zachariasse (Employee elected) Takahiro Hamatani (Employee elected) Martin Schultz (Employee elected)

133 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Independent Auditor’s Reports To the shareholders of Genmab A/S Report on the Audit of the Financial Statements Our opinion In our opinion, the Consolidated Financial Statements and the Parent Company Financial Statements give a true and fair view of the Group’s and the Parent Company’s financial position at December 31, 2022 and of the results of the Group’s and the Parent Company’s operations and cash flows for the financial year January 1 to December 31, 2022 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the EU and further require-ments in the Danish Financial Statements Act. Our opinion is consistent with our Auditor’s Long-form Report to the Audit and Finance Committee and the Board of Directors. What we have audited The Consolidated Financial Statements and Parent Company Financial Statements of Genmab A/S for the financial year January 1 to December 31, 2022 comprise statement of comprehensive income, balance sheet, statement of cash flows, statement of changes in equity and notes, including summary of significant accounting policies for the Group as well as for the Parent Company. Collectively referred to as the “Financial Statements”. Basis for opinion We conducted our audit in accordance with International Standards on Auditing (ISAs) and the additional requirements applicable in Denmark. Our responsibilities under those standards and requirements are further described in the Auditor’s responsibilities for the audit of the Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (IESBA Code) and the additional ethical requirements applicable in Denmark. We have also fulfilled our other ethical responsibilities in accordance with these require-ments and the IESBA Code. To the best of our knowledge and belief, prohib-ited non-audit services referred to in Article 5(1) of Regulation (EU) No 537/2014 were not provided. Appointment Following the listing of the shares of Genmab A/S on Nasdaq Copenhagen, we were first appointed auditors of Genmab A/S on March 22, 2001 for the financial year 2001. We have been reap-pointed annually by shareholder resolution for a total period of uninterrupted engagement of 22 years including the financial year 2022. Key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the Financial Statements for 2022. These matters were addressed in the context of our audit of the Financial Statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Independent Auditor’s Reports Key audit matter Revenue recognition of DARZALEX FASPRO In June 2022, the Group commenced binding arbitration of matters arising under its license agreement with Janssen Biotech, Inc. (Janssen) relating to DARZALEX FASPRO. The arbitration is to settle whether Janssen is to pay milestone payments for the DARZALEX FASPRO as a separate product, and whether the Group is entitled to a new 13-year royalty term from the date of DARZALEX FASPRO’s first commercial sale. Based on discussions with in-house legal counsel, the Group has considered revenue subject to this arbitration as a variable consideration where it is not highly probable that the Group will not reverse this revenue in the future. Therefore, the Group has not recognized revenue in relation to the milestone payments, subject to the arbitration. The milestone payments constitute approximately DKK 2.8 billion (USD 405 million). In relation to the revenue recognition of DARZALEX FASPRO it requires that Management make a significant judgement when determining the estimate of the variable consideration. We focused on the revenue recognition of DARZALEX FASPRO because estimating the variable consideration requires significant judgement by Management. Reference is made to Note 5.6 in the Consolidated Financial Statements. How our audit addressed the key audit matter We tested certain internal controls over the process to record revenue, including controls related to the estimate of the variable consideration. We evaluated and tested Management’s process for determining the variable consider-ation and assessing the reasonableness of the estimate. This included (i) gaining an under-standing of the Company’s process around the accounting and reporting for the arbitration; (ii) discussing the status of the arbitration with the Company’s in-house legal counsel as well as obtaining legal letter from the external legal counsel; (iii) evaluating the reasonableness of Management’s estimate regarding recognition of the variable consideration; and (iv) evalu-ating the presentation and disclosure within the Financial Statements.

134 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Independent Auditor’s Reports Statement on Management’s Review Management is responsible for Management’s Review. Our opinion on the Financial Statements does not cover Management’s Review, and we do not express any form of assurance conclu-sion thereon. In connection with our audit of the Financial Statements, our responsibility is to read Management’s Review and, in doing so, consider whether Management’s Review is materially inconsistent with the Financial Statements, or our knowledge obtained in the audit, or otherwise appears to be materially misstated. Moreover, we considered whether Management’s Review includes the disclosures required by the Danish Financial Statements Act. Based on the work we have performed, in our view, Management’s Review is in accordance with the Consolidated Financial Statements and the Parent Company Financial Statements and has been prepared in accordance with the require-ments of the Danish Financial Statements Act. We did not identify any material misstatement in Management’s Review. Management’s responsibilities for the Financial Statements Management is responsible for the preparation of consolidated financial statements and parent company financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the EU and further requirements in the Danish Financial Statements Act, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the Financial Statements, Management is responsible for assessing the Group’s and the Parent Company’s ability to continue as a going concern, disclosing, as appli-cable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Group or the Parent Company or to cease operations, or has no realistic alternative but to do so. Auditor’s responsibilities for the audit of the Financial Statements Our objectives are to obtain reasonable assurance about whether the Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Financial Statements. As part of an audit in accordance with ISAs and the additional requirements applicable in Denmark, we exercise professional judgement and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s and the Parent Company’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management. • Conclude on the appropriateness of Management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s and the Parent Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Financial Statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group or the Parent Company to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the Financial Statements, including the disclosures, and whether the Financial Statements represent the underlying transactions and events in a manner that gives a true and fair view. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the Consolidated Financial Statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. Independent Auditor’s Reports | Report on the Audit of the Financial Statements

135 Table of Contents Management’s Review Financial Statements Other Information Genmab | 2022 Annual Report | Independent Auditor’s Reports We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding inde-pendence, and to communicate with them all relationships and other matters that may reason-ably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the Financial Statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclo-sure about the matter. Report on Compliance with the ESEF Regulation As part of our audit of the Financial Statements we performed procedures to express an opinion on whether the annual report of Genmab A/S for the financial year January 1 to December 31, 2022 with the file name 529900MTJPDPE4MHJ122-2022-12-31-en. zip is prepared, in all material respects, in compliance with the Commission Delegated Regulation (EU) 2019/815 on the European Single Electronic Format (ESEF Regulation) which includes requirements related to the preparation of the annual report in XHTML format and iXBRL tagging of the Consolidated Financial Statements including notes. Management is responsible for preparing an annual report that complies with the ESEF Regulation. This responsibility includes: • The preparing of the annual report in XHTML format; • The selection and application of appropriate iXBRL tags, including extensions to the ESEF taxonomy and the anchoring thereof to elements in the taxonomy, for all financial information required to be tagged using judgement where necessary; • Ensuring consistency between iXBRL tagged data and the Consolidated Financial Statements presented in human-readable format; and • For such internal control as Management determines necessary to enable the preparation of an annual report that is compliant with the ESEF Regulation. Our responsibility is to obtain reasonable assurance on whether the annual report is prepared, in all material respects, in compliance with the ESEF Regulation based on the evidence we have obtained, and to issue a report that includes our opinion. The nature, timing and extent of procedures selected depend on the auditor’s judgement, including the assessment of the risks of material departures from the require-ments set out in the ESEF Regulation, whether due to fraud or error. The procedures include: • Testing whether the annual report is prepared in XHTML format; • Obtaining an understanding of the company’s iXBRL tagging process and of internal control over the tagging process; • Evaluating the completeness of the iXBRL tagging of the Consolidated Financial Statements including notes; • Evaluating the appropriateness of the company’s use of iXBRL elements selected from the ESEF taxonomy and the creation of extension elements where no suitable element in the ESEF taxonomy has been identified; • Evaluating the use of anchoring of extension elements to elements in the ESEF taxonomy; and • Reconciling the iXBRL tagged data with the audited Consolidated Financial Statements. In our opinion, the annual report of Genmab A/S for the financial year January 1 to December 31, 2022 with the file name 529900MTJPDPE4MHJ122-2022-12-31-en.zip is prepared, in all material respects, in compliance with the ESEF Regulation. Hellerup, February 22, 2023 PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab CVR no 3377 1231 Torben Jensen State Authorised Public Accountant mne18651 Henrik Trangeled Kristensen State Authorised Public Accountant mne23333 Independent Auditor’s Reports | Report on Compliance with the ESEF Regulation

Management’s Review Financial Statements Table of Contents Other Information Financial Statements 136 Genmab | 2022 Annual Report | Other Information Other Information In this section 137 Glossary 138 Forward-looking Statement 139 Contact Information

137 Management’s Review Financial Statements Table of Contents Other Information Genmab | 2022 Annual Report | Other Information Financial Statements American Depository Shares (ADSs) A U.S. dollar-denominated equity share of a foreign-based company available for purchase on an American stock exchange. Antibody-drug conjugate (ADC) Antibody with potent cytotoxic agents (toxins) coupled to it. Antigen Immunogen. A target molecule that is specifically bound by an antibody. Apoptosis A form of programmed cell death. Biologics License Application (BLA) A submission to apply for marketing approval from the U.S. FDA, which contains specific information on the manufacturing processes, chemistry, phar-macology, clinical pharmacology and the medical effects of a biologic product. Bispecific antibody An antibody in which the two binding regions are not identical, with each region directed against two different antigens or against two different sites on the same antigen. Building Research Establishment Environmental Assessment Method (BREEAM) A sustainability assessment method for infra-structure and buildings. Clinical Term used to refer to drugs that are at the stage of being investigated in humans to determine the safety and efficacy of the drug before it can be submitted for approval by regulatory authorities. Complement dependent cytotoxicity (CDC) An antibody effector function that eliminates target cells. Corporate Social Responsibility (CSR) Business model that enables a corporation to be socially accountable to itself, its stakeholders and its community. Cytotoxic Toxic to living cells. Dual-listed company A company whose shares are traded on two stock markets. Epitope The specific surface portion of an antigen to which an antibody binds. Upon binding of the antibody to the epitope an immune response is elicited. Environmental, Social and Governance (ESG) Set of standards for a company’s operations. European Medicines Agency (EMA) European regulatory agency that facilitates development and access to medicines, evaluates applications for marketing authorization and monitors the safety of medicines. Hexamerization The ordered clustering of six antibodies. Immunomodulatory agent A type of drug used to treat certain types of cancers, such as multiple myeloma. Examples include lenalidomide and pomalidomide. Leadership in Energy and Environmental Design (LEED) Globally recognized green building rating system. Monoclonal Derived from a single cell. Monoclonal antibodies derived from such single cell will be identical. Monotherapy Treatment of a medical condition by use of a single drug. Pre-clinical Term used to refer to products that are at the stage of being investigated in the laboratory or in animals to determine the safety and efficacy of the product before it is evaluated in humans. Priority Review U.S. FDA designation used for drugs that, if approved, would be significant improvements in the safety or effectiveness of the treatment, diagnosis, or prevention of serious conditions when compared to standard applications. Progression free survival (PFS) Progression free survival. The length of time a patient lives without his/her disease worsening. Proteasome inhibitor (PI) A type of drug used to treat certain types of cancer, such as multiple myeloma. Examples include bortezomib and carfilzomib. Subcutaneous (SC) Applied under the skin. Target A molecule of potential interest against which an antibody is raised/created. Transgenic mouse A mouse carrying a transgene from a foreign species, typically a human, which transgene has been introduced into the replicating cells of the mouse, so the transgene is passed on to future generations/offspring of the transgenic mouse. U.S. Food and Drug Administration (U.S. FDA) U.S. regulatory agency responsible for ensuring the safety, efficacy and security of human and veterinary drugs, biological products and medical devices. Glossary

138 Management’s Review Financial Statements Table of Contents Other Information Genmab | 2022 Annual Report | Other Information Financial Statements Forward-looking Statement This Annual Report contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Additional factors that could cause our actual results or performance to differ materially could also include and are not limited to the risk and uncertainties related to regulatory action, reimbursement, market adoption by physicians or lack of market acceptance of our products, the risk that the company or our collaborators may be delayed or unsuccessful in planned clinical trial initiations, enrollment and planned regulatory submissions and approvals in the U.S. and other countries. For a further discussion of these risks, please refer to the section “Risk Management” in this Annual Report and the risk factors included in Genmab’s 2022 Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC). Genmab does not undertake any obligation to update or revise forward looking statements in this Annual Report nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law. Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody® and HexElect®. Tivdak® is a trademark of Seagen Inc.; Arzerra® is a trademark of Novartis Pharma AG. Kesimpta® and Sensoready® are trademarks of Novartis AG or its affiliates; DARZALEX®, DARZALEX FASPRO®, RYBREVANT®, and TECVAYLI® are trademarks of Johnson & Johnson; EPCORE™ is a trademark of AbbVie Biotechnology Ltd.; TEPEZZA® is a trademark of Horizon Therapeutics Ireland DAC. ©2023, Genmab A/S. All rights reserved. Photograph credits: Andrei Jackamets Tuala Hjarnø 3FX, Inc. About Genmab A/S Genmab is an international biotechnology company with a core purpose guiding its unstoppable team to strive towards improving the lives of patients through innovative and differentiated antibody therapeutics. For more than 20 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational research and data sciences, which has resulted in a proprietary pipeline including bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. To help develop and deliver novel antibody therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with Knock-Your-Socks-Off (KYSO) antibody medicines. Established in 1999, Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

139 Management’s Review Financial Statements Table of Contents Other Information Genmab | 2022 Annual Report | Other Information Financial Statements Contact Information Genmab A/S Kalvebod Brygge 43 1560 Copenhagen V Denmark T. +45 70 20 27 28 Genmab US, Inc. 777 Scudders Mill Road Plainsboro, NJ 08536 USA T. +1 609 430 2481 Genmab B.V. & Genmab Holding B.V. Uppsalalaan 15 3584 CT Utrecht The Netherlands T. +31 30 2 123 123 Genmab K.K. 35F Midtown Tower 9-7-1 Akasaka, Minato-ku Tokyo 107-6235 Japan T. +81 3 5403 6330 LEI Code 529900MTJPDPE4MHJ122 www.genmab.com